AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1994


                                                       REGISTRATION NO. 33-53179
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                     COLLINS & AIKMAN HOLDINGS CORPORATION
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                                  13-3489233
             (State or other jurisdiction of                                   (I.R.S. Employer
             incorporation or organization)                                 Identification Number)

8320 University Executive Park, Suite 102, Charlotte, North Carolina 28262 Tel.
                                 (704) 548-2350

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                           ELIZABETH R. PHILIPP, ESQ.
            Executive Vice President, General Counsel and Secretary
                     COLLINS & AIKMAN HOLDINGS CORPORATION
                         210 Madison Avenue, 6th Floor
                            New York, New York 10016
                              Tel. (212) 578-1331

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------
                                   Copies to:

                  ROBERT ROSENMAN, ESQ.                                    ROBERT A. PROFUSEK, ESQ.
                 CRAVATH, SWAINE & MOORE                                  JONES, DAY, REAVIS & POGUE
                    825 Eighth Avenue                                        599 Lexington Avenue
                New York, New York 10019                                   New York, New York 10022

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                         PROPOSED            PROPOSED
                                                         MAXIMUM             MAXIMUM            AMOUNT OF
    TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE        AGGREGATE          REGISTRATION
 SECURITIES TO BE REGISTERED      REGISTERED(1)        PER UNIT(2)      OFFERING PRICE(2)         FEE(3)
Common Stock, par value
  $.01 per share(3)...........      28,750,000            $17.00           $488,750,000        $176,466.75



(1) Includes 3,750,000 shares issuable upon the exercise of the Underwriters' options to purchase shares solely to cover over-allotment options, if any.


(2) Estimated solely for the purpose of calculating the registration fee.


(3) A Registration Fee of $142,759.62 has been previously paid with respect to the registration of 23,000,000 shares of Common Stock; the remaining fee of $33,707.13 is being paid herewith.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               EXPLANATORY NOTES


     The prospectus relating to the Common Stock being registered hereby to be used in connection with a United States offering (the "U.S. Prospectus") is set forth following this page. The prospectus to be used in a concurrent international offering (the "International Prospectus") will consist of alternate pages set forth following the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternatives are provided. The contents of the U.S. Prospectus and the International Prospectus are identical except for the front and back pages, the section captioned "Underwriting" and the additional section under the caption "Certain United States Tax Consequences to Non-United States Holders" in the International Prospectus. Alternate pages for the International Prospectus are separately designated.

     Prior to the consummation of the Offerings, Collins & Aikman Holdings Corporation will be renamed Collins & Aikman Corporation.

                     COLLINS & AIKMAN HOLDINGS CORPORATION
                  (TO BE RENAMED COLLINS & AIKMAN CORPORATION)
                     CROSS-REFERENCE SHEET SHOWING LOCATION
                       IN THE PROSPECTUS OF THE RESPONSES
                              TO ITEMS OF FORM S-2
                            ------------------------
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)


                               FORM S-2 ITEM                                            LOCATION
                            NUMBER AND CAPTION                                        IN PROSPECTUS
           -----------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus.......................  Forepart of the Registration Statement; Outside Front
                                                                    Cover Page of Prospectus
       2.  Inside Front and Outside Back Cover
             Pages of Prospectus................................  Inside Front and Outside Back Cover Pages of
                                                                    Prospectus
       3.  Summary Information, Risk Factors and
             Ratio of Earnings to Fixed Charges.................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds and Consolidation
       5.  Determination of Offering Price......................  Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal and Selling Stockholders and Certain
                                                                    Relationships
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to be Registered...........  Outside Front Cover Page of Prospectus; Prospectus
                                                                    Summary; Description of the Capital Stock
      10.  Interests of Named Experts and Counsel...............  *
      11.  Information with Respect to the Registrant...........  Prospectus Summary; Dividends; Selected Financial
                                                                    Data; Management's Discussion and Analysis of
                                                                    Financial Condition and Results of Operations;
                                                                    Business
      12.  Incorporation of Certain Information by
             Reference..........................................  Incorporation of Certain Documents by Reference
      13.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................  *


- ---------------

* Item not applicable or requires a negative response.

                   SUBJECT TO COMPLETION, DATED JUNE 2, 1994


["C&A" LOGO]                   25,000,000 SHARES

                          COLLINS & AIKMAN CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------


     Of the 25,000,000 shares of Common Stock offered, 20,000,000 shares are being offered hereby in the United States and 5,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".



     Of the 25,000,000 shares of Common Stock offered, 20,000,000 shares are being sold by the Company and 5,000,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. Blackstone Capital Partners L.P. and Wasserstein Perella Partners, L.P. will together own or have the right to vote approximately 59.3% of the outstanding Common Stock (53.7% assuming the over-allotment options are exercised in full) after completion of the Offerings and will be in a position to control the Company. See "Principal and Selling Stockholders and Certain Relationships".



     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $14 and $17. For factors to be considered in determining the initial public offering price, as well as a discussion of the requirement that the initial public offering price be recommended by a qualified independent underwriter, see "Underwriting".



     SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.



     The Common Stock will be listed on the New York Stock Exchange under the symbol "CKC".

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                        CRIMINAL OFFENSE.

                             ---------------------


                     INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO       PROCEEDS TO SELLING
                     OFFERING PRICE   DISCOUNT(1)    COMPANY (2)          STOCKHOLDERS
                     --------------  -------------  --------------  -------------------------
Per Share..........      $               $              $                     $
Total(3)...........    $               $              $                     $


- ---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $             payable by the Company.


(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 3,000,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 750,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Stockholders will be
    $             , $             and $             , respectively. See
    "Underwriting".

                             ---------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about               , 1994.

GOLDMAN, SACHS & CO.
                 MERRILL LYNCH & CO.
                                 WASSERSTEIN PERELLA SECURITIES, INC.

                                                        THE NIKKO SECURITIES CO.
                                                          INTERNATIONAL, INC.

                             ---------------------

              The date of this Prospectus is               , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

        ["C&A" LOGO]         Collins & Aikman



The table below shows all the North American-produced vehicle lines for which Collins & Aikman supplies at least one of its five major automotive products. An asterisk identifies recently awarded placements on new or redesigned vehicle lines or models.

    General Motors

Achieva
Aurora*
Beretta
Blazer*
Bonneville
Brougham
Camaro*
Caprice
Cavalier*
Century
Ciera

C-K Truck/10/30
C-K Truck/15/35
Corvette
DeVille/Concours*
Olds '88
Eldorado
Firebird
Grand Am
Grand Prix
LeSabre
Lumina-Van*

Lumina-Car*
Monte Carlo*
Olds '98
Park Avenue
Regal
Riviera*
S-10*
S-10 Blazer
S-15 Jimmy
Safari
Saturn

Seville
Silhouette
Skylark
Sonoma
Chevy Suburban
GMC Suburban
Sunbird*
Supreme*
TransSport
Yukon

    Ford

Aerostar
Bronco
Contour*
Cougar

Explorer*
Mustang*
Mystique*
Probe

Quest
Ranger
Taurus
Tempo

Thunderbird
Topaz
Windstar*

    Chrysler

Acclaim
Caravan
Cirrus*
Concord*
Dakota
Daytona
Eagle Talon

Grand Cherokee
Intrepid
LeBaron/J/JX*/LHS*
Mini Ram Van
Neon*
New Yorker LHS*
Plymouth Neon

Ram Van/Ram
Shadow
Spirit
Stratus*
Sundance
Town & Country
T-300 Pickup

Vision*
Voyager
Wagoneer

    Transplants

Fuji/Isuzu Legacy
Fuji/Isuzu Passport
Fuji/Isuzu Rodeo
Geo Metro
Geo Prism

Honda Accord*
Honda Civic*
Honda Mini-Van*
Hyundai Elantra
Isuzu Pickup*
Mazda MX-6
Mazda Pickup
Mazda 626

Mitsubishi Eclipse
Mitsubishi Galant
Nissan Pickup
Nissan Sentra
Suzuki Sidekick

Suzuki Swift
Suzuki Tracker
Toyota Avalon*
Toyota Camry
Toyota Corolla
Toyota Pickup*
Volvo 740/760



                            ------------------------


     IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Collins & Aikman Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company may be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's 15 1/2% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Merger Preferred Stock"), is listed for trading on the American Stock Exchange (the "AMEX"). Reports and other information concerning the Company may also be inspected and copied at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     This Prospectus constitutes a part of a registration statement on Form S-2 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


     Prior to the date of this Prospectus, reports and other information were filed under the Company's former name "Collins & Aikman Holdings Corporation" and, prior to July 15, 1992, reports and other information were filed under the name "WCI Holdings Corporation".


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents, which were previously filed by the Company with the Commission (File No. 1-10218) pursuant to Section 13 of the Exchange Act, are incorporated herein by reference: the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended January 29, 1994 and the Company's Quarterly Report on Form 10-Q for the thirteen weeks ended April 30, 1994.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to Corporate Communications, Collins & Aikman Corporation, 8320 University Executive Park, Suite 102, Charlotte, North Carolina 28262 (telephone: (704) 548-2350).

                               PROSPECTUS SUMMARY


     The following is a summary of certain information contained elsewhere in this Prospectus and is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus or incorporated herein by reference. The capitalized terms used herein and not otherwise defined have the meanings ascribed to them elsewhere in this Prospectus. Except where otherwise indicated, (i) the information in this Prospectus assumes that the over-allotment options granted to the Underwriters (defined below) are not exercised, (ii) all references to a year with respect to the Company refer to the fiscal year of the Company which ends on the last Saturday of January of the following year, (iii) references to the North American automotive industry include the U.S. and Canadian markets and products manufactured in Mexico for export to the U.S. and Canadian markets, (iv) references to the Company include its direct and indirect subsidiaries and predecessors, as appropriate, and (v) with respect to market or competitive information, references to the Company as "a leader" or "one of the leading" manufacturers in a particular product category mean that the Company is one of the principal manufacturers in that product category and references to the Company as "the leader," "the largest" or "the leading" manufacturer in a particular product category mean that the Company has the largest market share based on dollar sales volume in that product category.



                                  THE COMPANY



     The Company is a leader in each of its three business segments: Automotive Products, the largest supplier of interior trim products to the North American automotive industry; Interior Furnishings, the largest manufacturer of residential upholstery fabrics in the U.S.; and Wallcoverings, the largest producer of residential wallcoverings in the U.S. Within these three segments, the Company estimates it holds a number one or number two market share position in each of its eight major product lines, which together comprised approximately 81% of its 1993 net sales of $1,305.5 million. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the risks inherent in the Company's businesses and the Company's financial performance over the last three years, including its history of net losses, competitive factors affecting the Company, the Company's substantial leverage, contingent liabilities and other risks inherent in an investment in the Common Stock.


AUTOMOTIVE PRODUCTS


     Automotive Products, with 1993 net sales of $677.9 million, is a leading designer and manufacturer of products for automobile OEMs. The segment's primary products include four major interior trim products--automotive seat fabric, molded floor carpet, accessory floor mats and luggage compartment trim--and convertible top stacks. Management believes that Automotive Products offers a wider variety of interior trim products and has a broader, more uniform penetration of the OEMs than any of its competitors. Management estimates that Automotive Products holds a number one or number two market share position in each of its five major product categories. At least one of the Company's five major automotive products is used on approximately 87% of all North American-produced vehicle lines. Management estimates that Automotive Products' 1993 market share in its five major products was approximately 26% at Ford, 40% at GM, 51% at Chrysler and 36% among the Transplants. Management believes that Automotive Products' size and broad customer penetration constitute a competitive advantage.


INTERIOR FURNISHINGS

     Interior Furnishings, which is comprised of the Decorative Fabrics and Floorcoverings groups, had 1993 net sales of $407.2 million. Decorative Fabrics, with 1993 net sales of $313.6 million, is a leading designer and manufacturer of residential and commercial upholstery fabric in the U.S.

Decorative Fabrics supplies middle to high-end woven fabrics to furniture manufacturers and fabric distributors. Management estimates that Decorative Fabrics' share of the U.S. upholstery fabric market is approximately 15%. Decorative Fabrics' primary division, Mastercraft, is the number one supplier of flat-woven upholstery fabrics and is also the industry leader in the fast-growing Jacquard segment of that market. Mastercraft had 1993 net sales of $268.9 million. Mastercraft's premier design and manufacturing expertise enables it to offer a significantly greater variety of patterns than any of its competitors.


     Floorcoverings, with 1993 net sales of $93.6 million, is a leading manufacturer of high-end specified contract carpeting products for institutional and commercial customers with high-traffic applications. Differentiated from competitors by its patented Powerbond RS(R) adhesive system and by its products' durability characteristics, Floorcoverings occupies a leading position within this niche sector.


WALLCOVERINGS


     Wallcoverings, which operates under the name "Imperial", is a leading manufacturer and distributor of wallcoverings for the residential and commercial sectors and had 1993 net sales of $220.4 million. Management estimates that in 1993 Imperial had a 22% market share in the larger residential wallcoverings sector and held the number one market share position in each of this sector's two primary distribution channels--chains and dealers.


BUSINESS STRATEGY


     FOCUS ON HIGH MARKET SHARE PRODUCTS. Management focuses on developing products that have high market share potential. Management estimates that each of the Company's eight major product lines holds a number one or number two market share position. Together these product lines comprised approximately 81% of the Company's 1993 net sales. These market positions were achieved primarily through internal growth and reflect a long-term, Company-wide commitment to excellence in styling, engineering, product development, value-added manufacturing and customer service.



                                                                                    1993
                                                                                 NET SALES
                                                                                    (IN        1993 MARKET
     PRODUCT LINE                                                                MILLIONS)      POSITION
- ------------------------------------------------------------------------------  ------------  -------------
    Automotive Products
       Automotive seat fabric.................................................   $    218.4            #1
       Molded floor carpet....................................................        180.5             2
       Accessory floor mats...................................................         73.4             1
       Luggage compartment trim...............................................         37.4             2*
       Convertible top stacks.................................................         28.1             1
     Interior Furnishings
       Flat-woven furniture fabrics...........................................        268.9             1
       Six-foot commercial carpet.............................................         60.3             1
     Wallcoverings (residential)..............................................        196.0             1
                                                                                ------------
     Subtotal.................................................................   $  1,063.0
       Percent of net sales...................................................           81%
     Net sales................................................................   $  1,305.5


        -------------------------------

        * Management believes that the Company and a competitor are tied for the number two market share position.


     MAINTAIN BROAD PRODUCT OFFERINGS TO SUPPORT CUSTOMER BASE. The Company consistently strives to offer a wide variety of products and to become the primary supplier to each of its customers.

     MAINTAIN LOW-COST POSITION. Management's strategy is to maintain the Company's low-cost position and flexible manufacturing capabilities in order to protect operating margins from competitive pricing pressures and economic downturns, while maximizing the benefits of operating leverage during cyclical upturns.

     MAXIMIZE BENEFITS FROM HIGH OPERATING LEVERAGE. Management believes that substantial available production capacity and high operating leverage have enabled the Company to benefit from the recent cyclical upturn in its served markets. The Company has substantial manufacturing capacity to support further growth.

     OFFER VALUE-ADDED PRODUCTS. A key element of the Company's strategy is to increase market share and unit selling prices by developing increasingly higher value-added products through innovations in materials construction, product design and styling.

     MAINTAIN PRODUCT DESIGN AND STYLING LEADERSHIP. Design and styling are key differentiating factors in consumer purchasing decisions. Management believes that the Company's product design and styling capabilities are currently an important competitive advantage and intends to devote resources to maintain the Company's position in these areas.


     CONTINUE TO DELEVERAGE. The Recapitalization is designed to increase operating and financial flexibility by reducing the Company's indebtedness and significantly lowering its cost of borrowing. Management expects this financial deleveraging to be enhanced through the application of operating cash flow augmented by the use of the Company's net operating loss carryforwards and other favorable tax attributes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "--Tax Matters".


HISTORY OF THE COMPANY

     The Company was formed in 1988 by Blackstone Capital Partners L.P. and Wasserstein Perella Partners, L.P. to acquire Wickes Companies, Inc. for approximately $2,607 million, including the assumption of indebtedness (the "1988 Acquisition"). Since the 1988 Acquisition, the Company has divested 27 businesses for approximately $1,643 million. By the end of 1993, the Company had streamlined its operations into its three existing business segments in which it enjoys a competitive advantage.

     The Company's principal executive offices are located at 8320 University Executive Park, Suite 102, Charlotte, North Carolina 28262. Its telephone number at that location is (704) 548-2350.

                                 THE OFFERINGS


Common Stock offered by the Company:
     U.S. Offering..................  16,000,000 shares
     International Offering.........  4,000,000 shares
       Total........................  20,000,000 shares
Common Stock offered by the Selling
  Stockholders:
     U.S. Offering..................  4,000,000 shares
     International Offering.........  1,000,000 shares
       Total........................  5,000,000 shares
Common Stock to be outstanding after
  the Offerings.....................  66,710,900 shares(1)
Use of proceeds.....................  The net proceeds to the Company from the Offerings (defined below), together with borrowings under the New Credit Facilities (defined below)
                                      and available cash of the Company, will be used to effect a defeasance and redemption, or repayment, of an aggregate of $789.4 million principal amount of debt and an aggregate of $208.1 million liquidation amount of preferred stock. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds and
                                      Consolidation".
Proposed New York Stock Exchange
  ("NYSE") Symbol...................  CKC


- ---------------


(1) Does not include 6,100,000 shares of Common Stock reserved for issuance under the Company's stock option plans, including approximately 3,200,000 shares subject to outstanding options. See "Management--The Company's Option Plans".



     The offering of shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of shares of Common Stock initially being offered outside the United States (the "International Offering") are referred to herein collectively as the "Offerings". The closing of the International Offering is conditioned upon the closing of the U.S. Offering, and vice versa. See "Underwriting". The Offerings are part of the Recapitalization (described below).

                              THE RECAPITALIZATION


     The recapitalization (the "Recapitalization") is designed to reduce the Company's indebtedness, significantly lower interest expense, improve operating and financial flexibility and provide liquidity for operations and other general corporate purposes. The Recapitalization involves two principal sources of capital: (i) the sale by the Company of 20,000,000 shares of Common Stock pursuant to the Offerings and (ii) the establishment of certain new credit facilities (the "New Credit Facilities"). The proceeds from the New Credit Facilities, together with the net proceeds to the Company from the Offerings and the available cash of the Company, will be used to effect a defeasance and redemption, or repayment, of virtually all indebtedness and all preferred stock of the Company and its subsidiaries. See "New Credit Facilities".



     The following table sets forth a summary of the estimated sources and anticipated uses of funds in the Recapitalization (assuming the Recapitalization occurs on June 22, 1994):


                                SOURCES OF FUNDS


                                                                                     (IN
                                                                                  MILLIONS)
                                                                                 ------------
Sale of Common Stock in the Offerings(1).......................................   $    292.9
Proceeds from the New Credit Facilities(2).....................................        675.1
Available cash.................................................................         87.9
                                                                                 ------------
     Total.....................................................................   $  1,055.9
                                                                                 ------------
                                                                                 ------------


                                 USES OF FUNDS


Repayment and redemption of long-term debt (including current maturities)(3)...   $    789.4
Redemption of preferred stock..................................................        208.1
Accrued interest and dividends as of June 22, 1994.............................         16.3
Redemption premiums............................................................         13.4
Defeasance costs...............................................................          7.4
Fees and expenses(4)...........................................................         21.3
                                                                                 ------------
     Total.....................................................................   $  1,055.9
                                                                                 ------------
                                                                                 ------------


- ---------------


(1) The net proceeds to the Company from the sale of Common Stock in the Offerings are computed based on an assumed initial public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price) less underwriting discounts.



(2) Includes $150 million of proceeds from the sale of an undivided interest in a pool of receivables under the Receivables Purchase Agreement. See "New Credit Facilities".



(3) Does not include $193.2 million of PIK Notes being exchanged for Common Stock in connection with the consummation of the Offerings.



(4) Includes bank commitment, financial advisory, legal and accounting fees and other expenses in connection with the Recapitalization, excluding underwriting discounts.



     Following the Offerings, the Partners and their affiliates will beneficially own or have the right to vote, in the aggregate, 59.3% (53.7% assuming the Underwriters' over-allotment options are exercised in full) of the outstanding Common Stock. See "Principal and Selling Stockholders and Certain Relationships".

                       SUMMARY HISTORICAL FINANCIAL DATA
                                 (IN THOUSANDS)

     The following table presents summary historical financial data derived from the Company's Consolidated Financial Statements and operating data for the periods indicated. All information contained in the following table should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.


                           THIRTEEN WEEKS ENDED                              YEAR ENDED
                          -----------------------  ---------------------------------------------------------------
                          APRIL 30,                JANUARY 29,  JANUARY 30,  JANUARY 25,  JANUARY 26,  JANUARY 27,
                             1994     MAY 1, 1993     1994        1993(1)       1992         1991         1990
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
                                (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Net sales...............  $  390,446  $   339,043  $ 1,305,517  $ 1,277,500  $ 1,184,316  $ 1,232,403  $ 1,276,442
Gross profit............  $  100,954  $    78,948  $   309,727  $   299,027  $   257,499  $   270,782  $   262,121
Selling, general and
  administrative
expenses................      55,356       51,872      196,585      218,441      202,690      192,002      209,619
Management equity plan
expense.................          36           --       26,736           --           --           --           --
Restructuring costs.....          --           --           --       10,000           --       17,275           --
Goodwill amortization
  and write-off.........          --          924      132,630        3,702        3,702        3,798        3,798
                          ----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income
(loss)..................  $   45,562  $    26,152  $   (46,224) $    66,884  $    51,107  $    57,707  $    48,704
Interest expense,
net(2)..................      29,061       27,225      111,291      110,867      107,974      106,099      136,292
Income (loss) from
  continuing operations
before income taxes.....      15,372       (2,202)    (162,048)     (48,497)     (61,382)     (52,907)     (92,102)
Income (loss) from
  continuing operations
after income taxes......      12,754       (5,473)    (173,325)     (45,341)     (73,336)     (57,386)     (92,109)
Income (loss) before
extraordinary items.....      12,754       (9,069)    (277,664)    (263,658)     (89,701)     (86,983)    (142,913)
Net Income (loss).......      12,754       (9,069)    (277,664)    (263,658)    (133,810)     (57,908)     (15,435)
BALANCE SHEET DATA:
Total assets............  $  934,048  $ 1,143,689  $   918,825  $ 1,141,434  $ 1,300,304  $ 1,412,790  $ 1,777,339
Long-term debt,
  including current
portion.................     922,243    1,003,975      923,554      982,205      941,838      930,065    1,123,325
Redeemable preferred
stock...................     129,454      104,222      122,368       98,602       79,754       69,240       73,711
Stockholder's equity
(deficit)...............    (698,148)    (434,859)    (702,220)    (421,460)    (130,921)      18,821       81,075
OTHER DATA (FROM
  CONTINUING
  OPERATIONS):
EBITDA(3)...............  $   56,689  $    38,801  $   155,374  $   118,748  $    98,708  $   106,067  $    97,072
Capital expenditures....      15,286        7,267       44,923       37,914       38,928       42,885       44,872
Depreciation............      11,127       11,725       42,232       45,463       43,899       42,532       44,570


- ---------------

(1) 1992 was a 53-week year.


(2) Excludes amounts related to discontinued operations of $5,749 in the first quarter of 1993, $18,871 in 1993, $23,010 in 1992, $25,062 in 1991, $33,040
    in 1990 and $112,153 in 1989.



(3) EBITDA is operating income plus depreciation and amortization and the non-cash portion of non-recurring charges attributable to continuing operations. EBITDA reflects the Company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. In addition, certain covenants in the New Credit Facilities are based upon calculations using EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

                        SUMMARY PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table presents unaudited summary pro forma financial and other data that are derived from, and should be read in conjunction with, the pro forma consolidated financial data included elsewhere in this Prospectus. The following unaudited summary pro forma financial data illustrate the estimated effects of the Recapitalization. The unaudited summary pro forma operating data for the thirteen weeks ended April 30, 1994 and May 1, 1993 and for the year ended January 29, 1994 present the results of operations of the Company as if the Recapitalization had occurred as of the beginning of each period presented. The unaudited summary pro forma financial and other data do not purport to represent what the Company's results of operations would actually have been if the Recapitalization had occurred as of the beginning of each period presented, nor do they purport to project the Company's results of operations for any future period. See "Unaudited Pro Forma Consolidated Financial Data."



                                                                         THIRTEEN WEEKS ENDED        YEAR ENDED
                                                                     -----------------------------  JANUARY 29,
                                                                     APRIL 30, 1994   MAY 1, 1993       1994
                                                                     ---------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales..........................................................   $     390,446   $    339,043  $  1,305,517
Gross profit.......................................................         100,954         78,948       309,727
Selling, general and administrative expenses.......................          54,642         51,122       193,585
Non-recurring charges(1)...........................................        --                  924       159,366
                                                                     ---------------  ------------  ------------
Operating income (loss)............................................          46,312         26,902       (43,224)
Interest expense, net(2)...........................................           7,150          8,075        26,519
Loss on sale of receivables(3).....................................           3,088          2,781         8,008
                                                                     ---------------  ------------  ------------
Income (loss) from continuing operations before income taxes.......          36,074         16,046       (77,751)
Income taxes(4)....................................................           2,318          2,971        10,077
                                                                     ---------------  ------------  ------------
Income (loss) from continuing operations...........................   $      33,756   $     13,075  $    (87,828)
                                                                     ---------------  ------------  ------------
                                                                     ---------------  ------------  ------------
OTHER DATA:
Total debt(5)(6)...................................................   $     520,558             (9)           (9)
EBITDA(7)..........................................................          57,439         39,551       158,374
Income (loss) from continuing operations per share of common
stock..............................................................             .49            .19         (1.31)
Average common shares outstanding(8)...............................          68,860         67,132        67,132


- ---------------


(1) Includes, for 1993, the write-off and amortization of goodwill of $132,630 and compensation expense of $26,736 related to the 1993 Plan and, for the thirteen weeks ended May 1, 1993, goodwill amortization of $924.



(2) Reflects adjustments for the elimination of interest expense related to the defeasance and redemption, repayment or exchange for Common Stock of certain of the outstanding indebtedness of the Company in connection with the Offerings and the Recapitalization. See Note (2) to the Unaudited Pro Forma Consolidated Statements of Operations.



(3) The loss on sale of receivables arises from the sale, on a revolving basis, of an undivided interest in trade receivables. See Note (3) to the Unaudited Pro Forma Consolidated Statements of Operations.


(4) Reflects a reduction of state and foreign income taxes due to an organizational restructuring and to increased borrowings in Canada in connection with the Recapitalization.


(5) Includes $498,414 of borrowings under the New Credit Facilities and $22,144 of miscellaneous debt.



(6) Excludes $150,000 of off-balance sheet financing provided by the Company's sale of a participating interest in trade receivables under the terms of the Receivables Purchase Agreement (see "New Credit Facilities").



(7) EBITDA is operating income plus depreciation and amortization and the non-cash portion of non-recurring charges attributable to continuing operations. EBITDA reflects the Company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. In addition, certain covenants in the New Credit Facilities are based upon calculations using EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.



(8) Includes (i) shares currently outstanding, (ii) shares to be issued in the Offerings, (iii) shares to be issued in exchange for the PIK Notes and (iv) the assumed exercise of outstanding stock options, using the treasury method. Unrecognized compensation on employee stock options is considered as proceeds in determining the assumed repurchase of shares into treasury.



(9) Pro forma balance sheet data is only required as of April 30, 1994.

                                  RISK FACTORS



     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.


CYCLICALITY OF INDUSTRIES

     The Company's business segments are highly cyclical. Downturns in North American automotive production, consumer spending, commercial and residential construction and renovation could have a material adverse effect on the Company.

DEPENDENCE ON SIGNIFICANT AUTOMOTIVE CUSTOMERS AND CAR MODELS

     The Company's sales are dependent on certain significant customers. Sales to General Motors Corporation ("General Motors"), Chrysler Corporation ("Chrysler") and Ford Motor Company ("Ford") accounted for approximately 16%, 10% and 8%, respectively, of the Company's 1993 net sales. In addition, certain of the Company's customers are unionized and have in the past experienced labor disruptions. The loss of one or more significant customers or a prolonged disruption in their production could have a material adverse effect on the Company.


     The Company principally competes for new business at the design stage of new models and upon the redesign of existing models. There can be no assurance that the Company will continue to be able to obtain such new business or to improve or maintain its gross margins on such new business. In addition, the Company may not be able to pass on raw material price increases to its customers due to pricing pressure from its customers. A decrease in demand for the models that generate the most sales for the Company, the failure of the Company to obtain purchase orders for new or redesigned models and pricing pressure from the major automotive companies could have a material adverse effect on the Company. See "Business--Automotive Products".


VULNERABILITY TO CHANGES IN CONSUMER TASTES

     Consumer tastes in automotive seat fabrics, interior furnishings and wallcoverings change over time. A shift in consumer preferences away from the products that the Company produces or has the capability to produce could have a material adverse effect on the Company.

COMPETITION

     The industries in which the Company operates are highly competitive. There can be no assurance that the Company's products will compete successfully with those of its competitors. Several competitors are larger and have greater financial and other resources available to them. There can be no assurance that the Company will be able to maintain its operating margins if the competitive environment changes. See "Business".

SUBSTANTIAL LEVERAGE

     The Recapitalization is designed to reduce indebtedness, significantly lower interest expense, improve the Company's operating and financial flexibility and provide liquidity for operations and other general corporate purposes. However, the substantial indebtedness of the Company and its subsidiaries following the Recapitalization could have important consequences to holders of Common Stock, including the following: (i) the ability of the Company and its subsidiaries to obtain additional financing in the future to refinance maturing debt or for working capital, capital expenditures, acquisitions, general corporate or other purposes could be impaired; (ii) a substantial portion of the cash flow from operations of the Company and its subsidiaries must be dedicated to the payment of the principal of and interest on existing indebtedness, which will have the effect of decreasing the amount available for working capital, capital expenditures, acquisitions, general corporate or other purposes; (iii) the Company and its subsidiaries could be more highly leveraged than certain of their competitors, which may place the Company and its subsidiaries at a competitive disadvantage; (iv) a significant portion of the borrowings of the Company and its subsidiaries are expected to be at variable rates of interest, and consequently the Company and its subsidiaries will be vulnerable to increases in interest rates; and (v) the high degree of leverage of the Company and its subsidiaries may make the Company more vulnerable to economic downturns. After giving effect to the Recapitalization, the Company will have an aggregate of approximately $547.7 million of indebtedness outstanding (excluding $150.0 million in off-balance sheet financing under the Receivables Purchase Agreement) and unused borrowing availability of approximately $95.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "New Credit Facilities".

LIMITATIONS IMPOSED BY THE NEW CREDIT FACILITIES

     The New Credit Facilities are expected to contain a number of restrictive covenants which, among other things, will limit the ability of the Company and its subsidiaries to incur other indebtedness, to incur liens and to make certain restricted payments, and which will require the Company to maintain certain specified financial ratios. A failure by the Company to maintain such financial ratios or to comply with the restrictions contained in the New Credit Facilities could result in a default thereunder, which in turn could result in such indebtedness being declared immediately due and payable. See "New Credit Facilities".

HISTORICAL LOSSES

     The Company has experienced net losses since its inception. Even though the Company will be operating with lower interest charges after the Recapitalization, there can be no assurance as to whether or when the Company's operations will become profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


CONTROL BY AFFILIATES AND CERTAIN TRANSACTIONS WITH AFFILIATES



     After giving effect to the Offerings, Blackstone Capital Partners L.P. ("Blackstone Partners") and Wasserstein Perella Partners, L.P. ("WP Partners", and collectively with Blackstone Partners, the "Partners") and their respective affiliates will beneficially own or have the right to vote 59.3% of the outstanding Common Stock of the Company (53.7% assuming the over-allotment options are exercised in full). Although the Partners intend to elect two directors who are neither officers nor employees of the Partners or their affiliates, the Company's Board of Directors has been, and is expected to continue to be, comprised entirely of designees of the Partners. As a result, the Partners and their affiliates will continue to have the ability to determine the policies of the Company, the persons constituting its management, the outcome of corporate actions requiring stockholder approval by majority action and the future direction of the Company.



     The Partners and the Company will enter into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement") relating to governance and management of the Company, including an agreement relating to the nomination of nine directors (including two independent directors) and voting for each other's nominees. See "Principal and Selling Stockholders and Certain Relationships".


     In the past, the Partners and certain of their affiliates (in such capacity, the "Managers-Advisors") have been paid fees in connection with management and advisory services performed by the Managers-Advisors for the Company and its subsidiaries. The Managers-Advisors will continue to be paid fees in connection with services to be provided in the future. It is anticipated that each of the Managers-Advisors will receive a $1 million monitoring fee and the reimbursement of expenses from the Company pursuant to the Stockholders Agreement and that any transaction with affiliates not contemplated by the Stockholders Agreement will be passed upon by the independent directors. See "Principal and Selling Stockholders and Certain Relationships".



ANTI-TAKEOVER PROVISIONS



     The Certificate of Incorporation and the Bylaws of the Company, which will be effective upon consummation of the Offerings, will contain provisions which could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company. The Company will also be subject to provisions of Delaware corporate law restricting certain business combinations with certain stockholders. See "Description of the Capital Stock".


COLLECTIVE BARGAINING AGREEMENTS


     The Company is a party to collective bargaining agreements with respect to hourly employees at seven of its 51 U.S. facilities, its five Canadian facilities and its three Mexican facilities. Of the Company's 12,000 employees, approximately 2,200 employees, all of whom are employed in Automotive Products and Wallcoverings, are covered by such agreements. One such agreement covering approximately 365 Wallcoverings employees has been extended through July 1994 while negotiations are ongoing, and the remainder of such agreements have terms of two to five years and expire from 1995 to 1997. The Company has not experienced any significant labor disruptions during the past five years. Although management believes that its relationship with the employees covered by collective bargaining agreements is good, there can be no assurance that the Company will be able to negotiate new agreements on favorable terms. See "Business--Employees".


ENVIRONMENTAL MATTERS AND OTHER CONTINGENCIES

     The Company is subject to increasingly stringent Federal, state and local laws and regulations concerning the environment. Changes to environmental laws and regulations may require the Company to make substantial capital expenditures and to incur substantial expenses with respect to its ongoing and divested operations and properties. In addition, the Company has received notices that it is a potentially responsible party ("PRP") in a number of proceedings for cleanup of hazardous substances at various sites. The Company may be named as a PRP at other sites in the future. It is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRPs, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of the environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liabilities arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters".

     The Company has significant financial and legal obligations with respect to certain divested and acquired businesses. In connection with the sale and acquisition of certain businesses, the Company has indemnified the purchasers and sellers for certain environmental liabilities, lease obligations and other matters. In addition, the Company is contingently liable with respect to certain lease and other obligations assumed by certain purchasers and may be required to honor such obligations if such purchasers are unable or unwilling to do so. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters" and Notes 6 and 19 to Consolidated Financial Statements.

PENDING TAX MATTERS

     In the course of an examination of the Company's Federal income tax returns, the Internal Revenue Service ("IRS") has challenged the availability of $176.6 million of the Company's approximately $434.0 million net operating loss carryforwards ("NOLs") after giving effect to the Recapitalization. The examination is at a preliminary stage and management believes that the basis for the IRS' position is unclear. Management disputes the IRS' challenge and believes that substantially all the NOLs should be available (subject to certain limitations) to offset its income, if any, in the future. If the IRS were to maintain its position and all or a major portion of such position were to be upheld in litigation, the amount of NOLs available to the Company in future years would be materially reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Tax Matters".

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to the Offerings, there has been no public market for shares of the Common Stock. The Common Stock has been approved for listing on the NYSE. However, there can be no assurance as to the liquidity of any markets that may develop for the Common Stock or the price at which holders would be able to sell their Common Stock. The initial public offering price for the Common Stock was determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters. There can be no assurance that the market price of the Common Stock after the Offerings will equal or exceed the initial public offering price. In addition, broad market fluctuations and general economic and political conditions may adversely affect the market price of the Common Stock, regardless of the Company's actual performance. For a description of the factors which were considered in determining the initial public offering price, see "Underwriting".


SHARES ELIGIBLE FOR FUTURE SALE


     Following the Offerings, there will be 41,710,900 shares of Common Stock outstanding eligible for future sale in the public market (excluding approximately 3,200,000 shares issuable upon exercise of outstanding options). No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the prevailing market price of Common Stock from time to time. Sales of a significant number of shares of Common Stock in the public market following the Offerings could adversely affect the prevailing market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Description of Capital Stock-- Shares Eligible for Future Sale". See "Underwriting" for a description of agreements by the Company and certain of the existing stockholders of the Company not to sell shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.


DILUTION


     The negative net tangible book value of the Company as of April 30, 1994, was approximately $422.3 million or $6.33 per share after giving effect to the Offerings and the Recapitalization (based upon an assumed initial public offering price of $15.50 per share). Persons purchasing shares of Common Stock in the Offerings will incur immediate dilution in net tangible book value of $21.83 per share. See "Dilution".

                                   DIVIDENDS


     The Company has not declared or paid cash dividends on Common Stock since its incorporation in 1988. The Company currently intends to retain future earnings, if any, to fund the development and growth of its businesses and, therefore, does not anticipate paying any cash dividends in the near future. The New Credit Facilities limit the payment of dividends and certain other payments in respect of equity securities. See "New Credit Facilities". If the Company does not have sufficient surplus, under Delaware law the Company could be prohibited from paying any dividends on Common Stock even after the limitations under the New Credit Facilities no longer apply.



     Under applicable Delaware law, dividends on the Common Stock may only be paid out of the Company's surplus (defined as the excess of the Company's assets over the sum of its liabilities and the aggregate par value of its stock) or out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year. At April 30, 1994, the Company had a negative surplus based on its historical financial statements and on a pro forma basis, after giving effect to the Consolidation and the Recapitalization. However, under Delaware law, a corporation's board of directors may determine the availability of surplus based on the actual, current value of its assets and liabilities rather than their historical book values. The Company's Board of Directors has in the past relied on this non-book, "revaluation" surplus in the payment of dividends on the Merger Preferred Stock.



                                    DILUTION



     The negative net tangible book value of the Company as of April 30, 1994, was $20.27 per share of Common Stock. Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total assets less net intangible assets less total liabilities and preferred stock). After giving effect to the sale of the 20,000,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $15.50 per share), the Recapitalization and the conversion of the PIK Notes into shares of Common Stock, the pro forma negative net tangible book value of the Company as of April 30, 1994 would have been $6.33 per share. This represents an immediate increase of $13.94 per share to existing stockholders and an immediate dilution of $21.83 per share to new investors. The following table illustrates the per share dilution:



Assumed initial public offering price per share......................              $    15.50
Negative net tangible book value per share as of April 30, 1994,
  before the Offerings and the Recapitalization......................  $   (20.27)
Increase in net tangible book value per share attributable to new
investors(1).........................................................       13.94
                                                                       ----------
Pro forma net tangible book value per share after the Offerings and
the Recapitalization.................................................                   (6.33)
                                                                                   ----------
Dilution per share to new investors(2)...............................              $    21.83
                                                                                   ----------
                                                                                   ----------



- ---------------



(1) Determined after deducting the underwriting discounts, estimated offering expenses and effects of the non-recurring charges resulting from the Recapitalization. See "Unaudited Pro Forma Consolidated Financial Data".



(2) Dilution is determined by subtracting the pro forma net tangible book value per share after completion of the Offerings from the initial public offering price paid by a new investor for a share of Common Stock.

                       USE OF PROCEEDS AND CONSOLIDATION


     The net proceeds from the Offerings (estimated to be approximately $292.9 million) will be used, together with $675.1 million of proceeds from the total available funds of $775 million under the New Credit Facilities, as described under "New Credit Facilities", and available cash of the Company, to effect a defeasance and redemption, or repayment, of the indebtedness and preferred stock described below.



     The consummation of the Offerings and the borrowings under the New Credit Facilities are conditioned upon each other and upon the simultaneous prepayment or defeasance and irrevocable notice of redemption of the indebtedness and preferred stock listed below at a total cost of approximately $1,034.6 million, including interest or dividends accrued to June 22, 1994 and applicable redemption premiums and defeasance costs, and excluding estimated fees and expenses of $21.3 million.



     The following table sets forth a summary of the estimated sources and anticipated uses of funds in the Recapitalization (assuming the Recapitalization occurs on June 22, 1994):



                                                                               (IN MILLIONS)
                                                                               --------------
                              SOURCES OF FUNDS
  Sale of Common Stock in the Offerings(1)...................................   $      292.9
  Proceeds from the New Credit Facilities(2).................................          675.1
  Available cash.............................................................           87.9
                                                                               --------------
       Total.................................................................   $    1,055.9
                                                                               --------------
                                                                               --------------
                                USES OF FUNDS
  Repayment of indebtedness outstanding under a subsidiary credit facility...   $      122.6
  Defeasance and redemption of:
     Merger Preferred Stock..................................................          162.9
     Series A Preferred Stock................................................           45.1
     Intermediate Preferred Stock............................................            0.1
     14% Subordinated PIK Bridge Notes due December 2, 1996 (which were not
exchanged for Common Stock)..................................................            9.7
     7 1/2%/10% Debentures due January 31, 2005..............................          138.7
     11 7/8% Debentures due June 1, 2001.....................................          347.4
     15% Notes due May 1, 1995...............................................          137.4
     11 3/8% Debentures due May 1, 1997......................................           24.5
     Miscellaneous indebtedness..............................................            9.1
     Accrued interest and dividends as of June 22, 1994......................           16.3
     Redemption premiums.....................................................           13.4
     Defeasance costs........................................................            7.4
     Fees and expenses(3)....................................................           21.3
                                                                               --------------
       Total.................................................................   $    1,055.9
                                                                               --------------
                                                                               --------------


- ---------------

(1) The net proceeds to the Company from the sale of Common Stock in the Offerings are computed based on an assumed initial public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price) less underwriting discounts.



(2) Includes $150 million of proceeds from the sale of an undivided interest in a pool of receivables under the Receivables Purchase Agreement. See "New Credit Facilities."



(3) Includes bank commitment, financial advisory, legal and accounting fees and other expenses incurred in connection with the Recapitalization, but excludes the underwriting discount.


     In connection with the Recapitalization, and prior to the consummation of the Offerings, Collins & Aikman Holdings II Corporation ("Holdings II"), currently the sole stockholder of the Company, will be merged into the Company. Concurrently, Collins & Aikman Group, Inc., the Company's wholly owned subsidiary ("Group"), will be merged into its wholly owned subsidiary, formerly called Collins & Aikman Corporation ("C&A Co."). These mergers are referred to herein as the "Consolidation".

                                 CAPITALIZATION
                                 (IN THOUSANDS)



     The following table sets forth the capitalization of the Company and its subsidiaries (i) at April 30, 1994 and (ii) as adjusted to give effect to the Recapitalization and the application of the proceeds of the Offerings as if the Recapitalization had occurred as of April 30, 1994. This table should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Use of Proceeds and Consolidation" and "Unaudited Pro Forma Consolidated Financial Data".



                                                                                                          APRIL 30, 1994
                                                                                                     -------------------------
                                                                                                       ACTUAL     AS ADJUSTED
                                                                                                     ----------  -------------
Short-Term Debt....................................................................................  $    3,043   $     3,043
Current Portion of Long-Term Debt(1)...............................................................     163,715         3,480
                                                                                                     ----------  -------------
  Total............................................................................................  $  166,758   $     6,523
                                                                                                     ----------  -------------
                                                                                                     ----------  -------------
Long-Term Debt (excluding current portion)(1)(2):
  New Credit Facilities............................................................................  $   --       $   498,414
  Senior Indebtedness..............................................................................     235,512        15,621
  Senior Subordinated Indebtedness.................................................................     301,801       --
  Subordinated Indebtedness........................................................................      22,483       --
  PIK Notes........................................................................................     198,732       --
                                                                                                     ----------  -------------
    Total Long-Term Obligations....................................................................     758,528       514,035
                                                                                                     ----------  -------------
Preferred Stock and Redeemable Preferred Stock of Subsidiary(3)....................................         313       --
Redeemable Preferred Stock(3)......................................................................     129,454       --
Stockholder's Deficit:
  Common Stock (35,035 actual shares issued and outstanding, 66,711 shares issued and outstanding
on a pro forma basis)(4)...........................................................................         350           667
  Other Paid-In Capital(4).........................................................................     160,285       637,318
  Accumulated Deficit(5)...........................................................................    (843,669)   (1,029,583)
  Foreign Currency Translation Adjustments.........................................................      (7,367)       (7,367)
  Pension Equity Adjustment........................................................................      (7,747)       (7,747)
                                                                                                     ----------  -------------
    Total Stockholder's Deficit....................................................................    (698,148)     (406,712)
                                                                                                     ----------  -------------
Total Capitalization...............................................................................  $  190,147   $   107,323
                                                                                                     ----------  -------------
                                                                                                     ----------  -------------


- ---------------


      (1)  Reflects (i) the redemption or repayment of an aggregate book amount of $713,892 of outstanding indebtedness utilizing the net proceeds of the Offerings, borrowings of $498,414 under the Credit Agreement Facilities and $150,000 of net proceeds on the sale of a participating interest in receivables and (ii) the exchange of the PIK Notes for Common Stock as follows:



           Debt Extinguished:
             Subsidiary Credit Facility.....................................................................  $  127,581
             7 1/2%-10% Senior Debentures (face value $138,694 net of discount of $33,063)..................     105,631
             11 7/8% Senior Subordinated Debentures (face value $347,414 net of discount of $45,613)........     301,801
             15% Subordinated Notes (face value $137,359 net of discount of $244)...........................     137,115
             11 3/8% Subordinated Debentures (face value $24,500 net of discount of $2,017).................      22,483
             PIK Notes ($9,482 redeemed and $189,250 exchanged for Common Stock)............................     198,732
             Miscellaneous Debt.............................................................................       9,799
                                                                                                              ----------
                 Debt Extinguished..........................................................................     903,142
           New Credit Facilities............................................................................    (498,414)
                                                                                                              ----------
                 Reduction in Outstanding Indebtedness......................................................  $  404,728
                                                                                                              ----------
                                                                                                              ----------
           Allocated to:
             Current Portion................................................................................  $  160,235
             Long-term Portion..............................................................................     244,493
                                                                                                              ----------
                                                                                                              $  404,728
                                                                                                              ----------
                                                                                                              ----------



      (2)  Excludes $150,000 of off-balance sheet financing provided by the Company's sale of receivables under the terms of the
           Receivable Purchase Agreement (see "New Credit Facilities").
      (3)  Reflects the redemption of the 15 1/2% Junior Cumulative Exchangeable Redeemable Preferred Stock (" Intermediate
           Preferred Stock") of Group, $2.50 Series A Convertible Preferred Stock ("Series A Preferred Stock") of Group and the
           Merger Preferred Stock with an aggregate book value of $129,767 with funds provided by the Offerings and the
           Recapitalization.
      (4)  The as adjusted amounts reflect the issuance of 20,000 shares of Common Stock in connection with the Offerings and the exchange of the PIK Notes for shares of Common Stock. The increases reflect (i) $288,100 for shares of Common Stock to be sold in the Offerings, net of discounts and commissions and associated expenses and (ii) $189,250 on exchange of PIK
           Notes for shares of Common Stock.
      (5)  Reflects charges for (i) write-off of deferred debt expense and debt discounts of $92,812, (ii) premiums paid in connection with the redemption of existing indebtedness in the amount of $9,625, (iii) premiums paid in connection with the redemption of the Intermediate Preferred Stock of Group, the Series A Preferred Stock of Group and the Merger
           Preferred Stock of the Company in the amount of $82,077 and (iv) loss of $1,400 on the sale of a $150,000 participating interest in trade receivables.

                            SELECTED FINANCIAL DATA
                                 (IN THOUSANDS)


     The following table sets forth selected consolidated financial information for the Company at and for the periods indicated. The selected consolidated financial information for the years ended January 29, 1994, January 30, 1993, January 25, 1992, January 26, 1991 and January 27, 1990 have been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen & Co. The selected consolidated financial information for the thirteen weeks ended April 30, 1994 and May 1, 1993 have been derived from unaudited consolidated financial statements, which in the opinion of management, reflect all adjustments necessary for a fair presentation of such data. The statement of operations and balance sheet data have been restated to reflect discontinued operations (see Note 6 to the Consolidated Financial Statements). As a result of an acquisition in 1991, and the recognition of a cumulative adjustment in 1991 to adopt the accrual basis of accounting for postretirement benefits (see Notes 3 and 13 to the Consolidated Financial Statements), the financial information set forth below is not comparable for the periods presented and should not be considered indicative of current or future operations or income. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                              THIRTEEN WEEKS ENDED                        YEAR ENDED
                                             -----------------------  --------------------------------------------------
                                             APRIL 30,                JANUARY 29,  JANUARY 30,  JANUARY 25,  JANUARY 26,
                                                1994     MAY 1, 1993     1994        1993(1)       1992         1991
                                             ----------  -----------  -----------  -----------  -----------  -----------
                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales:
    Automotive Products(2).................  $  222,991  $   174,695  $   677,867  $   643,827  $   610,325  $   657,404
    Interior Furnishings(2)................     107,129      102,998      407,201      391,778      336,773      339,528
    Wallcoverings(2).......................      60,326       61,350      220,449      241,895      237,218      235,471
                                             ----------  -----------  -----------  -----------  -----------  -----------
      Total Net Sales......................  $  390,446  $   339,043  $ 1,305,517  $ 1,277,500  $ 1,184,316  $ 1,232,403
                                             ----------  -----------  -----------  -----------  -----------  -----------
                                             ----------  -----------  -----------  -----------  -----------  -----------
  Gross profit.............................  $  100,954  $    78,948  $   309,727  $   299,027  $   257,499  $   270,782
  Selling, general and administrative
expenses...................................      55,356       51,872      196,585      218,441      202,690      192,002
  Management equity plan expense...........          36           --       26,736           --           --           --
  Restructuring costs......................          --           --           --       10,000           --       17,275
  Goodwill amortization and write-off......          --          924      132,630        3,702        3,702        3,798
                                             ----------  -----------  -----------  -----------  -----------  -----------
  Operating income (loss)..................  $   45,562  $    26,152  $   (46,224) $    66,884  $    51,107  $    57,707
  Interest expense, net(3).................      29,061       27,225      111,291      110,867      107,974      106,099
  Income (loss) from continuing operations
before income taxes........................      15,372       (2,202)    (162,048)     (48,497)     (61,382)     (52,907)
  Income (loss) from continuing operations
after income taxes.........................      12,754       (5,473)    (173,325)     (45,341)     (73,336)     (57,386)
  Income (loss) before extraordinary
items......................................      12,754       (9,069)    (277,664)    (263,658)     (89,701)     (86,983)
  Net Income (loss)........................      12,754       (9,069)    (277,664)    (263,658)    (133,810)     (57,908)
BALANCE SHEET DATA:
  Total assets.............................  $  934,048  $ 1,143,689  $   918,825  $ 1,141,434  $ 1,300,304  $ 1,412,790
  Long-term debt, including current
portion....................................     922,243    1,003,975      923,554      982,205      941,838      930,065
  Redeemable preferred stock...............     129,454      104,222      122,368       98,602       79,754       69,240
  Stockholder's equity (deficit)...........    (698,148)    (434,859)    (702,220)    (421,460)    (130,921)      18,821
OTHER DATA (FROM CONTINUING OPERATIONS):
  EBITDA(4)................................  $   56,689  $    38,801  $   155,374  $   118,748  $    98,708  $   106,067
  Capital expenditures.....................      15,286        7,267       44,923       37,914       38,928       42,885
  Depreciation.............................      11,127       11,725       42,232       45,463       43,899       42,532


                                             JANUARY 27,
                                                1990
                                             -----------

STATEMENT OF OPERATIONS DATA:
  Net sales:
    Automotive Products(2).................  $   661,749
    Interior Furnishings(2)................      358,988
    Wallcoverings(2).......................      255,705
                                             -----------
      Total Net Sales......................  $ 1,276,442
                                             -----------
                                             -----------
  Gross profit.............................  $   262,121
  Selling, general and administrative
expenses...................................      209,619
  Management equity plan expense...........           --
  Restructuring costs......................           --
  Goodwill amortization and write-off......        3,798
                                             -----------
  Operating income (loss)..................  $    48,704
  Interest expense, net(3).................      136,292
  Income (loss) from continuing operations
before income taxes........................      (92,102)
  Income (loss) from continuing operations
after income taxes.........................      (92,109)
  Income (loss) before extraordinary
items......................................     (142,913)
  Net Income (loss)........................      (15,435)
BALANCE SHEET DATA:
  Total assets.............................  $ 1,777,339
  Long-term debt, including current
portion....................................    1,123,325
  Redeemable preferred stock...............       73,711
  Stockholder's equity (deficit)...........       81,075
OTHER DATA (FROM CONTINUING OPERATIONS):
  EBITDA(4)................................  $    97,072
  Capital expenditures.....................       44,872
  Depreciation.............................       44,570




- ---------------

(1) 1992 was a 53-week year.


(2) The Company's business segments have been redefined from those presented in filings with the Commission prior to April 1994. See Note 18 to the Consolidated Financial Statements.



(3) Excludes amounts related to discontinued operations of $5,749 in the first quarter of 1993, $18,871 in 1993, $23,010 in 1992, $25,062 in 1991, $33,040
    in 1990 and $112,153 in 1989.



(4) EBITDA is operating income plus depreciation and amortization and the non-cash portion of non-recurring charges attributable to continuing operations. EBITDA reflects the Company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. In addition, certain covenants in the New Credit Facilities are based upon calculations using EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA



     The following Unaudited Pro Forma Consolidated Statements of Operations for the year ended January 29, 1994 and for the thirteen week periods ended April 30, 1994 and May 1, 1993, and the Unaudited Pro Forma Consolidated Balance Sheet as of April 30, 1994 (collectively, the "Pro Forma Statements") were prepared to illustrate the estimated effects of the Recapitalization. The Unaudited Pro Forma Consolidated Statements of Operations present the results of operations of the Company as if the Recapitalization had occurred as of the beginning of each period presented. The Unaudited Pro Forma Consolidated Balance Sheet as of April 30, 1994 reflects the impact of the Recapitalization as if it had occurred on that date. The Pro Forma Statements are presented for informational purposes only and are based on currently available information and upon certain assumptions that management believes are reasonable under the circumstances. The Pro Forma Statements and accompanying footnotes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus. The Pro Forma Statements do not purport to represent what the Company's financial position or results of operations would actually have been if the Recapitalization had occurred on April 30, 1994 or as of the beginning of each period presented, or to project the Company's financial position or results of operations at any future date or for any future period.



            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED JANUARY 29, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                     AS ADJUSTED FOR
                                                                       ACTUAL      THE RECAPITALIZATION    PRO FORMA
                                                                   --------------  --------------------  --------------
Net sales........................................................  $    1,305,517      $    --           $    1,305,517
                                                                   --------------                        --------------
Cost of goods sold...............................................         995,790           --                  995,790
Selling, general and administrative expenses.....................         196,585            (3,000)(1)         193,585
Goodwill amortization and write-off..............................         132,630           --                  132,630
Management equity plan expense...................................          26,736           --                   26,736
                                                                   --------------  --------------------  --------------
  Total operating expenses.......................................       1,351,741            (3,000)          1,348,741
Operating income (loss)..........................................         (46,224)            3,000             (43,224)
Interest expense, net............................................         111,291           (84,772)(2)          26,519
Loss on sale of receivables......................................        --                   8,008(3)            8,008
Dividends on preferred stock of subsidiary.......................           4,533            (4,533)(4)        --
                                                                   --------------  --------------------  --------------
Income (loss) from continuing operations before income taxes.....        (162,048)           84,297             (77,751)
Income taxes.....................................................          11,277            (1,200)(5)          10,077
                                                                   --------------  --------------------  --------------
Loss from continuing operations..................................        (173,325)           85,497             (87,828)
Preferred stock dividends and accretion..........................          23,723           (23,723)(4)        --
                                                                   --------------  --------------------  --------------
Income (loss) available for common stock.........................  $     (197,048)     $    109,220      $      (87,828)
                                                                   --------------  --------------------  --------------
                                                                   --------------  --------------------  --------------
Average common shares outstanding................................          35,457(6)                             67,132(6)
Loss from continuing operations per share of common stock........  $        (5.56)                       $        (1.31)



     The following are included in the Unaudited Pro Forma Consolidated Statement of Operations for the period:



Depreciation...........................................................................  $   42,232
Amortization of deferred debt expense..................................................       1,917
Fees and discount on initial sale of receivables.......................................       2,038

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THIRTEEN WEEKS ENDED APRIL 30, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                          AS ADJUSTED FOR
                                                            ACTUAL      THE RECAPITALIZATION    PRO FORMA
                                                         -------------  --------------------  -------------
Net sales..............................................  $     390,446      $    --           $     390,446
                                                         -------------                        -------------
Cost of goods sold.....................................        289,492           --                 289,492
Selling, general and administrative expenses...........         55,356              (750)(1)         54,606
Management equity plan expense.........................             36           --                      36
                                                         -------------  --------------------  -------------
  Total operating expenses.............................        344,884              (750)           344,134
Operating income.......................................         45,562               750             46,312
Interest expense, net..................................         29,061           (21,911)(2)          7,150
Loss on sale of receivables............................       --                   3,088(3)           3,088
Dividends on preferred stock of subsidiary.............          1,129            (1,129)(4)       --
                                                         -------------  --------------------  -------------
Income from continuing operations before income
taxes..................................................         15,372            20,702             36,074
Income taxes...........................................          2,618              (300)(5)          2,318
                                                         -------------  --------------------  -------------
Income from continuing operations......................         12,754            21,002             33,756
Preferred stock dividends and accretion................          7,086            (7,086)(4)       --
                                                         -------------  --------------------  -------------
Income available for common stock......................  $       5,668      $     28,088      $      33,756
                                                         -------------  --------------------  -------------
                                                         -------------  --------------------  -------------
Average common shares outstanding......................         37,184(6)                            68,860(6)
Income from continuing operations per share of common
stock..................................................  $         .15                        $         .49



     The following are included in the Unaudited Pro Forma Consolidated Statement of Operations for the period:



Depreciation................................................................  $   11,127
Amortization of deferred debt expense.......................................         530
Fees and discount on initial sale of receivables............................       1,400



            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THIRTEEN WEEKS ENDED MAY 1, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                          AS ADJUSTED FOR
                                                            ACTUAL      THE RECAPITALIZATION    PRO FORMA
                                                         -------------  --------------------  -------------
Net sales..............................................  $     339,043      $    --           $     339,043
                                                         -------------                        -------------
Cost of goods sold.....................................        260,095           --                 260,095
Selling, general and administrative expenses...........         51,872              (750)(1)         51,122
Goodwill amortization..................................            924           --                     924
                                                         -------------  --------------------  -------------
  Total operating expenses.............................        312,891              (750)           312,141
Operating income.......................................         26,152               750             26,902
Interest expense, net..................................         27,225           (19,150)(2)          8,075
Loss on sale of receivables............................       --                   2,781(3)           2,781
Dividends on preferred stock of subsidiary.............          1,129            (1,129)(4)       --
                                                         -------------  --------------------  -------------
Income (loss) from continuing operations before income
taxes..................................................         (2,202)           18,248             16,046
Income taxes...........................................          3,271              (300)(5)          2,971
                                                         -------------  --------------------  -------------
Income (loss) from continuing operations...............         (5,473)           18,548             13,075
Preferred stock dividends and accretion................          5,620            (5,620)(4)       --
                                                         -------------  --------------------  -------------
Income (loss) available for common stock...............  $     (11,093)     $     24,168      $      13,075
                                                         -------------  --------------------  -------------
                                                         -------------  --------------------  -------------
Average common shares outstanding......................         35,457(6)                            67,132(6)
Income (loss) from continuing operations per share of
common stock...........................................  $        (.31)                       $         .19



     The following are included in the Unaudited Pro Forma Consolidated Statement of Operations for the period:



Depreciation................................................................  $   11,725
Amortization of deferred debt expense.......................................         530
Fees and discount on initial sale of receivables............................       1,298

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE THIRTEEN WEEK PERIODS ENDED
      APRIL 30, 1994 AND MAY 1, 1993, AND THE YEAR ENDED JANUARY 29, 1994
                                 (IN THOUSANDS)



     The following adjustments reflect the effects of the Recapitalization:



      (1)  Management and financial advisory fees payable to the Managers-Advisors will be reduced by $3,000 per annum, or $750 per quarter, effective as of the first quarter commencing after the consummation of the
           Offerings in accordance with the Stockholders Agreement.
      (2)  Assumes the following related to interest expense:



(i)        The pro forma adjustments to interest expense consist of the following:



                                                              THIRTEEN WEEKS ENDED
                                                         ------------------------------      YEAR ENDED
                                                         APRIL 30, 1994    MAY 1, 1993    JANUARY 29, 1994
                                                         ---------------  -------------  ------------------
           (1)        Elimination of interest and
                      deferred debt expense related to
                      retirement
                      of debt and conversion
                      of PIK Notes.....................   $     (28,772)   $   (26,931)    $     (110,112)
           (2)        Interest on borrowings under
                      Credit Agreement Facilities (net
                      of interest income of $399, $177
                      and $1,236, respectively)........           6,366          7,286             23,563
           (3)        Amortization of deferred debt
                      expense related to Credit
                      Agreement Facilities.............             495            495              1,777
                                                         ---------------  -------------  ------------------
                                                          $     (21,911)   $   (19,150)    $      (84,772)
                                                         ---------------  -------------  ------------------
                                                         ---------------  -------------  ------------------



(ii)       Base interest rates (average LIBOR in effect during the periods) and weighted average credit spreads shown below have been used in calculating the pro forma interest on borrowings under the
           Credit Agreement Facilities.



                                              THIRTEEN WEEKS ENDED
                                         ------------------------------      YEAR ENDED
                                         APRIL 30, 1994    MAY 1, 1993    JANUARY 29, 1994
                                         ---------------  -------------  ------------------
Base interest rate.....................           3.87%          3.27%             3.35%
Average credit spread..................           1.75%          1.75%             1.75%
A 0.5% change in the interest rate on the Credit Agreement Facilities would result in changes to pro forma interest expense of:
       Year ended January 29, 1994...................................................$2,706
       Thirteen weeks ended April 30, 1994..............................................602
       Thirteen weeks ended May 1, 1993.................................................716
As of May 27, 1994, the 90-day LIBOR rate was 4.63%. If this rate had been in effect during the periods presented, interest expense would have increased by:
       Year ended January 29, 1994...................................................$7,946
       Thirteen weeks ended April 30, 1994............................................1,434
       Thirteen weeks ended May 1, 1993...............................................2,002

(3)        The loss on sale of receivables arises from the sale, on a revolving basis, of an undivided interest in the Company's trade receivables. This loss also includes financing costs computed using a base interest rate (average LIBOR in effect during the periods) and weighted average credit spread, as follows:



                                                              THIRTEEN WEEKS ENDED
                                                         ------------------------------      YEAR ENDED
                                                         APRIL 30, 1994    MAY 1, 1993    JANUARY 29, 1994
                                                         ---------------  -------------  ------------------
                      Base interest rate...............           3.87%          3.27%             3.35%
                      Average credit spread............            .63%           .63%              .63%
           A 0.5% change in the interest rate on the Receivables Facility would result in changes to pro forma loss on sale of receivables of:
                      Year ended January 29, 1994......................................................$858
                      Thirteen weeks ended April 30, 1994...............................................296
                      Thirteen weeks ended May 1, 1993..................................................296
           As of May 27, 1994 the base LIBOR rate was 4.63%. If this had been in effect, the loss on the sale of receivables would have increased by:
                      Year ended January 29, 1994....................................................$2,370
                      Thirteen weeks ended April 30, 1994...............................................510
                      Thirteen weeks ended May 1, 1993..................................................817



(4)        Represents the elimination of dividends related to Series A Preferred Stock and the Intermediate
           Preferred Stock of Group and amortization of the discount related to the Intermediate Preferred
           Stock. All preferred stock will be redeemed as part of the Recapitalization.



(5)        Represents a reduction of state and foreign income taxes due to an organizational restructuring and to increased borrowings in Canada in connection with the Recapitalization.



(6)        Includes (i) shares currently outstanding, (ii) shares to be issued in the Offerings, (iii) shares to be issued in exchange for the PIK Notes and (iv) the assumed exercise of outstanding stock options, using the treasury method. Unrecognized compensation on employee stock options is considered as proceeds in the assumed repurchase of shares into treasury.



Note: The Unaudited Pro Forma Consolidated Statements of Operations do not include approximately $185,914 of (i) non-recurring charges consisting of,
      (x) premiums paid in connection with redemption of existing debt securities and (y) the write-off of unamortized deferred financing charges related to the repayment of a subsidiary credit facility and certain miscellaneous debt and (ii) a reduction of retained earnings and income available for common stock representing the difference between the respective redemption prices of the Series A Preferred Stock of Group, Intermediate Preferred Stock of Group and Merger Preferred Stock in the aggregate, and their aggregate carrying value.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF APRIL 30, 1994
                                 (IN THOUSANDS)



                                                                         AS ADJUSTED FOR
                                                            ACTUAL     THE RECAPITALIZATION    PRO FORMA
                                                         ------------  --------------------  --------------
  ASSETS
Current Assets:
  Cash and cash equivalents............................  $    139,282     $     (129,282)(1) $       10,000
  Accounts and notes receivable, net...................       212,708           (150,952)(2)         61,756
  Inventories..........................................       189,709           --                  189,709
  Other................................................        44,832           --                   44,832
                                                         ------------  --------------------  --------------
       Total current assets............................       586,531           (280,234)           306,297
Property, plant and equipment, net.....................       294,684           --                  294,684
Other assets...........................................        52,833              3,424(3)          56,257
                                                         ------------  --------------------  --------------
                                                         $    934,048     $     (276,810)    $      657,238
                                                         ------------  --------------------  --------------
                                                         ------------  --------------------  --------------
  LIABILITIES AND STOCKHOLDER'S DEFICIT
Current Liabilities:
  Notes payable........................................  $      3,043     $     --           $        3,043
  Current maturities of long-term debt.................       163,715           (160,235)(4)          3,480
  Accounts payable.....................................        78,188           --                   78,188
  Accrued expenses.....................................       159,778            (33,751)(5)        126,027
  Other................................................         4,097           --                    4,097
                                                         ------------  --------------------  --------------
       Total current liabilities.......................       408,821           (193,986)           214,835
Long-term debt.........................................       758,528           (244,493)(4)        514,035
Deferred income taxes..................................           640           --                      640
Other, including postretirement benefit obligation.....       334,440           --                  334,440
Redeemable preferred stock of subsidiary (aggregate
preference in liquidation $129)........................           132               (132)(6)       --
Preferred stock of subsidiary (aggregate preference in
liquidation $45,145)...................................           181               (181)(6)       --
Redeemable preferred stock (aggregate preference in
liquidation $162,861)..................................       129,454           (129,454)(6)       --
Common stock (150,000 shares authorized, 35,035 shares
  issued and outstanding, 66,711 shares issued and
  outstanding
  on a pro forma basis)................................           350                317(7)             667
Other paid-in capital..................................       160,285            477,033(7)         637,318
Accumulated deficit....................................      (843,669)          (185,914)(8)     (1,029,583)
Foreign currency translation adjustments...............        (7,367)          --                   (7,367)
Pension equity adjustment..............................        (7,747)          --                   (7,747)
                                                         ------------  --------------------  --------------
       Total common stockholder's deficit..............      (698,148)           291,436           (406,712)
                                                         ------------  --------------------  --------------
                                                         $    934,048     $     (276,810)    $      657,238
                                                         ------------  --------------------  --------------
                                                         ------------  --------------------  --------------

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF APRIL 30, 1994
                                 (IN THOUSANDS)



     The following adjustments reflect the effects of the Recapitalization:



      (1)  Reflects the amount of existing cash to be used in the Recapitalization.
      (2)  Reflects the sale of a $150,000 participating interest in accounts receivable in connection with the New
           Credit Facilities.
      (3)  Reflects (i) the impact of recording additional deferred debt expense of $15,300 associated with the New
           Credit Facilities and (ii) the write-off of $11,876 deferred debt expenses related to the indebtedness retired.
      (4)  Reflects (i) the retirement or repayment of an aggregate book amount of $713,892 of outstanding indebtedness utilizing a portion of the net proceeds of the Offerings and borrowings of $498,414 under the Credit Agreement Facilities and $150,000 of net proceeds on the sale of a participating interest in receivables and (ii) the exchange of the PIK Notes for Common Stock as follows:



Debt Extinguished:
  Subsidiary credit facility...................................................  $    127,581
  7 1/2%-10% Debentures (face value $138,694 net of discount of $33,063).......       105,631
  11 7/8% Debentures (face value $347,414 net of discount of $45,613)                 301,801
  15% Notes (face value of $137,359 net of discount of $244)...................       137,115
  11 3/8% Debentures (face value $24,500 net of discount of $2,017)............        22,483
  14% PIK Notes ($9,482 redeemed and $189,250 exchanged for Common Stock)......       198,732
  Miscellaneous Debt...........................................................         9,799
                                                                                 ------------
     Debt Extinguished.........................................................       903,142
New Credit Facilities..........................................................      (498,414)
                                                                                 ------------
     Reduction of Outstanding Indebtedness.....................................  $    404,728
                                                                                 ------------
                                                                                 ------------
Allocated to:
  Current portion..............................................................  $    160,235
  Long-term debt...............................................................       244,493
                                                                                 ------------
                                                                                 $    404,728
                                                                                 ------------
                                                                                 ------------



      (5)  Reflects the payment of accrued interest and dividends in the amount of $33,751.
      (6)  Reflects the redemption of the Intermediate Preferred Stock of Group, Series A Preferred Stock of Group
           and the Merger Preferred Stock with an aggregate book value of $129,767 with funds provided by the
           Offerings and the Recapitalization.
      (7)  Reflects the issuance of 20,000 shares of Common Stock in connection with the Offerings and the exchange of the PIK Notes for shares of Common Stock. Increases reflect (i) $288,100 for shares of Common Stock to be sold in the Offerings,net of discounts and commissions and associated expenses and (ii) $189,250 on exchange of PIK Notes for shares of Common Stock.
      (8)  Reflects charges for (i) write-off of deferred debt expense and debt discounts of $92,812, (ii) premiums paid in connection with the redemption of existing indebtedness in the amount of $9,625, (iii) premiums paid in connection with the redemption of the Intermediate Preferred Stock of Group, the Series A
           Preferred Stock of Group and the Merger Preferred Stock of the Company in the amount of $82,077 and (iv)
           loss of $1,400 on the sale of a $150,000 participating interest in trade receivables.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto, included elsewhere in this Prospectus.

GENERAL

     After the 1988 Acquisition, the Company implemented a restructuring plan designed to focus on certain businesses in which it enjoyed a competitive advantage and to eliminate unnecessary corporate overhead. The Company accordingly divested 27 business units which in 1988 contributed 73% of net sales. The aggregate proceeds from these divestitures were $1,643 million, and enabled the Company to reduce total indebtedness from $2,483 million at December 8, 1988 to $927.3 million at the end of 1993. In addition, the Company reduced and consolidated corporate staffs. Throughout this period, the Company made substantial investments to enhance the competitive position of its three continuing business segments and to strengthen its position as a low-cost producer.

     The Company's continuing business segments consist of Automotive Products, Interior Furnishings and Wallcoverings. The Company's 1993 net sales were $1,305.5 million, with approximately $677.9 million (51.9%) in Automotive Products, $407.2 million (31.2%) in Interior Furnishings, and $220.4 million (16.9%) in Wallcoverings.


     The industries in which the Company competes are cyclical. Automotive Products is influenced by the level of North American vehicle production. Interior Furnishings is primarily influenced by the level of residential, institutional and commercial construction and renovation. Wallcoverings is also influenced by levels of construction and renovation and by trends in home remodeling.



     During 1993, the Company disposed of several businesses and reclassified one subsidiary as a continuing business. Accordingly, the Company's 1993 financial statements reflect (i) the sale of the Company's Engineering Group,
(ii) the disposition of the Company's Builders Emporium division, (iii) the sale of Kayser-Roth Corporation ("Kayser-Roth"), and (iv) the decision to retain Dura Convertible Systems ("Dura"). The results of the Engineering Group, Builders Emporium and Kayser-Roth are classified as discontinued operations for all periods. The results of Dura are now classified in Automotive Products and prior reporting periods have been restated to reflect Dura as a continuing operation. As a result of the foregoing, this discussion is not comparable to the previous discussions of the Company's operations. See Note 6 to Consolidated Financial Statements.



     The Company reclassified its industry segments during 1993 to realign its products based on primary customer groups. Businesses related to the automotive industry which were part of the Company's former Specialty Textiles segment have been reclassified as Automotive Products. The decorative fabrics and floorcoverings businesses have been reclassified as Interior Furnishings. Previously, the floorcovering business was part of the Specialty Textiles segment. Wallcovering products, which were previously part of the Home Furnishings segment, have been reclassified as Wallcoverings. Industry segment information has been restated for the years 1992 and 1991. See Note 18 to the Consolidated Financial Statements.



     Given the current state of the capital markets, the Company believes that it is in its best interests to restructure the Company's debt and capitalization by increasing its equity capital and decreasing its interest expense. The Company believes that, in addition to providing the Partners with an opportunity to realize proceeds from the sale of shares of Common Stock, the Recapitalization will benefit the Partners by increasing the value of the Common Stock of the Company.

RESULTS OF OPERATIONS



     The Company's operating results were adversely affected by a $129.9 million goodwill write-off and a $26.7 million management equity plan charge in 1993 and $10.0 million of restructuring charges in 1992. Operating expenses include these charges, as well as goodwill amortization expense which will not occur after 1993 because of the write-off.



                                                                                   YEAR ENDED
                                         THIRTEEN WEEKS ENDED       ----------------------------------------
                                    ------------------------------  JANUARY 29,   JANUARY 30,   JANUARY 25,
                                    APRIL 30, 1994    MAY 1, 1993       1994          1993          1992
                                    ---------------  -------------  ------------  ------------  ------------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.........................     $   390.4       $   339.0     $  1,305.5    $  1,277.5    $  1,184.3
Cost of goods sold................         289.5           260.1          995.8         978.5         926.8
                                    ---------------  -------------  ------------  ------------  ------------
Gross profit......................         100.9            78.9          309.7         299.0         257.5
Selling, general and
administrative expenses...........          55.4            51.9          196.6         218.4         202.7
Non-recurring charges(1)..........        --                 0.9          159.4          13.7           3.7
                                    ---------------  -------------  ------------  ------------  ------------
Operating income (loss)...........          45.5            26.1          (46.2)         66.9          51.1
Interest expense, net.............         (29.0)          (27.2)        (111.3)       (110.9)       (108.0)
Dividends on preferred stock
  of subsidiary...................          (1.1)           (1.1)          (4.5)         (4.5)         (4.5)
Income taxes......................          (2.6)           (3.3)         (11.3)          3.2         (12.0)
                                    ---------------  -------------  ------------  ------------  ------------
Income (loss) from continuing
  operations......................     $    12.8       $    (5.5)    $   (173.3)   $    (45.3)   $    (73.3)
                                    ---------------  -------------  ------------  ------------  ------------
                                    ---------------  -------------  ------------  ------------  ------------
Income (loss) from continuing
  operations per share of common
stock.............................     $     .15       $    (.31)    $    (5.56)   $    (1.81)   $    (2.52)
                                    ---------------  -------------  ------------  ------------  ------------
                                    ---------------  -------------  ------------  ------------  ------------
Gross profit percentage...........          25.8%           23.3%          23.7%         23.4%         21.7%
Operating margin percentage.......          11.7%            7.7%          (3.5)%         5.2%          4.3%


- ---------------


     (1) Non-recurring charges are:



                                                                                   YEAR ENDED
                                         THIRTEEN WEEKS ENDED       ----------------------------------------
                                    ------------------------------  JANUARY 29,   JANUARY 30,   JANUARY 25,
                                    APRIL 30, 1994    MAY 1, 1993       1994          1993          1992
                                    ---------------  -------------  ------------  ------------  ------------
       Management equity plan
expense...........................     $  --           $  --         $     26.7    $   --        $   --
       Goodwill write-off and
amortization......................        --                 0.9          132.7           3.7           3.7
       Restructuring charges......        --              --             --              10.0        --
                                    ---------------  -------------  ------------  ------------  ------------
            Total.................     $  --           $     0.9     $    159.4    $     13.7    $      3.7
                                    ---------------  -------------  ------------  ------------  ------------
                                    ---------------  -------------  ------------  ------------  ------------

     Operating expenses allocated to the Company's three business segments include the $129.9 million goodwill write-off in 1993 and $10.0 million of restructuring charges in 1992 as well as goodwill amortization expense which will not occur after 1993 because of the 1993 goodwill write-off. Management believes that the segment operating income data presented below are important to obtaining an understanding of the segments' comparative results in 1993, 1992 and 1991 and in the first quarters of 1994 and 1993.


                                    AUTOMOTIVE PRODUCTS                   INTERIOR FURNISHINGS                WALLCOVERINGS
                           -------------------------------------  -------------------------------------  ------------------------
                                        YEAR ENDED                             YEAR ENDED                       YEAR ENDED
                           -------------------------------------  -------------------------------------  ------------------------
                           JANUARY 29,  JANUARY 30,  JANUARY 25,  JANUARY 29,  JANUARY 30,  JANUARY 25,  JANUARY 29   JANUARY 30,
                              1994         1993         1992         1994         1993         1992         1994         1993
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                       (IN MILLIONS)
Net sales................      $677.9       $643.8       $610.3       $407.2       $391.8       $336.8       $220.4       $241.9
Cost of goods sold.......       555.4        532.1        505.8        294.7        282.5        248.9        145.7        163.8
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross margin.............       122.5        111.7        104.5        112.5        109.3         87.9         74.7         78.1
Selling, general and
  administrative
  expenses...............        54.9         57.1         47.0         68.0         70.8         58.7         62.1         66.1
Goodwill amortization and
  write-off and other
  non-recurring
  charges(1).............        69.9          1.9          1.9         32.3          0.9          0.9         30.5         10.9
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Segment operating income
  (loss)(2)..............       $(2.3)       $52.7        $55.6        $12.2        $37.6        $28.3       $(17.9)        $1.1
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross margin
  percentages............        18.1%        17.3%        17.1%        27.6%        27.9%        26.0%        33.9%        32.3%
Operating margin
  percentages............        (0.3)%        8.2%         9.1%         3.0%         9.6%         8.4%        (8.1)%        0.5%


                           JANUARY 25,
                              1992
                           -----------
Net sales................      $237.2
Cost of goods sold.......       172.2
                           -----------
Gross margin.............        65.0
Selling, general and
  administrative
  expenses...............        70.3
Goodwill amortization and
  write-off and other
  non-recurring
  charges(1).............         0.9
                           -----------
Segment operating income
  (loss)(2)..............       $(6.2)
                           -----------
                           -----------
Gross margin
  percentages............        27.4%
Operating margin
  percentages............        (2.6 )%



- ---------------


(1) Goodwill amortization and write-off and other non-recurring charges include:


                                    AUTOMOTIVE PRODUCTS                   INTERIOR FURNISHINGS                WALLCOVERINGS
                           -------------------------------------  -------------------------------------  ------------------------
                                        YEAR ENDED                             YEAR ENDED                       YEAR ENDED
                           -------------------------------------  -------------------------------------  ------------------------
                           JANUARY 29,  JANUARY 30,  JANUARY 25,  JANUARY 29,  JANUARY 30,  JANUARY 25,  JANUARY 29,  JANUARY 30,
                              1994         1993         1992         1994         1993         1992         1994         1993
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
      Goodwill
        amortization and
        write-off........       $69.9         $1.9         $1.9        $32.3         $0.9         $0.9        $30.5         $0.9
      Restructuring
        charges..........      --           --           --           --           --           --           --             10.0
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
        Total............       $69.9         $1.9         $1.9        $32.3         $0.9         $0.9        $30.5        $10.9
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                           -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                           JANAURY 25,
                              1992
                           -----------
      Goodwill
        amortization and
        write-off........        $0.9
      Restructuring
        charges..........      --
                           -----------
        Total............        $0.9
                           -----------
                           -----------




(2) Excludes $38.3 million, $24.5 million and $26.7 million of unallocated corporate expense in 1993, 1992 and 1991, respectively. See Note 18 to Consolidated Financial Statements.


                                                                      AUTOMOTIVE PRODUCTS     INTERIOR FURNISHINGS   WALLCOVERINGS
                                                                     ----------------------  ----------------------  -----------
                                                                      THIRTEEN WEEKS ENDED    THIRTEEN WEEKS ENDED    THIRTEEN
                                                                                                                     WEEKS ENDED
                                                                     ----------------------  ----------------------  -----------
                                                                      APRIL 30,    MAY 1,     APRIL 30,    MAY 1,     APRIL 30,
                                                                        1994        1993        1994        1993        1994
                                                                     -----------  ---------  -----------  ---------  -----------
                                                                                            (IN MILLIONS)
Net sales..........................................................      $223.0      $174.7      $107.1      $103.0       $60.3
Cost of goods sold.................................................       174.8       143.5        75.3        75.4        39.4
                                                                     -----------  ---------  -----------  ---------  -----------
Gross margin.......................................................        48.2        31.2        31.8        27.6        20.9
Selling, general and administrative expenses.......................        12.8        14.2        18.1        17.6        15.8
Goodwill amortization..............................................      --             0.5      --             0.2      --
                                                                     -----------  ---------  -----------  ---------  -----------
Segment operating income(1)........................................       $35.4       $16.5       $13.7        $9.8        $5.1
                                                                     -----------  ---------  -----------  ---------  -----------
                                                                     -----------  ---------  -----------  ---------  -----------
Gross margin percentages...........................................        21.6%       17.9%       29.7%       26.8%       34.7%
Operating margin percentages.......................................        15.9%        9.4%       12.8%        9.5%        8.5%


                                                                     MAY 1, 1993
                                                                     -----------

Net sales..........................................................       $61.3
Cost of goods sold.................................................        41.3
                                                                     -----------
Gross margin.......................................................        20.0
Selling, general and administrative expenses.......................        15.6
Goodwill amortization..............................................         0.2
                                                                     -----------
Segment operating income(1)........................................        $4.2
                                                                     -----------
                                                                     -----------
Gross margin percentages...........................................        32.6%
Operating margin percentages.......................................         6.9%



- ---------------

(1) Excludes $8.6 million and $4.5 million of unallocated corporate expenses in the thirteen weeks ended April 30, 1994 and May 1, 1993, respectively.

  FIRST QUARTER OF 1994 COMPARED TO FIRST QUARTER OF 1993



     NET SALES. Net sales increased 15.2% to $390.4 million in the first quarter of 1994 from $339.0 million in the corresponding period of 1993. The overall increase in net sales reflected improvement in Automotive Products and Interior Furnishings offset by a decrease in net sales at Wallcoverings.



     Automotive Products' net sales increased 27.6% in the first quarter of 1994 to $223.0 million as compared to $174.7 million in the first quarter of 1993. The increase in net sales is due to a 12% increase in North American auto build as compared to the first quarter of 1993 and to new fabric placements obtained in the third quarter of 1993 as well as increased production of several of the car lines served by the Company, including the Ford Mustang and the General Motors Cadillac.



     Interior Furnishings' net sales increased 4.0% in the first quarter of 1994 to $107.1 million as compared to $103.0 million in the first quarter of 1993 as a result of increases at the Company's Decorative Fabrics and Floorcoverings group. Net sales of the Decorative Fabrics group increased by 2.7% due to an improvement in product mix on stable volume. Floorcoverings' net sales increased 9.1% to $22.9 million as a result of increased installations at educational and government facilities.



     Wallcoverings' net sales decreased 1.6% in the first quarter of 1994 to $60.3 million as compared to $61.4 million in the first quarter of 1993 due to sluggish demand by chain stores, which was partially offset by modest growth in independent retailer ("dealer") business. Management believes that the growth in dealer business reflects benefits of the initiative begun in late 1993 to increase product offerings.



     GROSS MARGIN AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Automotive Products' gross margin increased to 21.6% in the first quarter 1994 from 17.9% in the first quarter of 1993, and selling, general and administrative expenses decreased from 8.1% to 5.7%, due to improved absorption of fixed costs over a greater sales volume and due to continuing cost reduction initiatives.



     Interior Furnishings' gross margin increased to 29.7% from 26.8% as a result of improved product mix in the Decorative Fabrics and Floorcoverings groups as well as increased absorption of fixed costs.



     Wallcoverings' gross margin increased to 34.7% from 32.6% as a result of continuing cost reduction initiatives and improved manufacturing efficiencies



     TOTAL OPERATING EXPENSES. Total operating expenses were $344.9 million and $312.9 million in the first quarter of 1994 and the first quarter of 1993, respectively, including $8.6 million and $4.5 million of unallocated corporate expenses, respectively. Unallocated corporate expenses in the first quarter of 1994 include $3.2 million of expenses incurred for the performance of services by Blackstone Partners and $2.8 million for the performance of services by WP Partners in connection with the Company's review of refinancing and other strategic alternatives as well as certain other advisory services. Operating expenses allocated to the Company's three business segments totaled $336.3 million or 86.1% of sales in the first quarter of 1994 compared to $308.4 million or 91.0% of sales in the first quarter of 1993. This 4.9 percentage point improvement is primarily the result of the allocation of fixed costs over a larger sales volume, improved manufacturing productivity and continuing cost reduction initiatives at both the operating and corporate level. Operating expenses in the first quarter of 1993 included $0.9 million of goodwill amortization.



     INTEREST EXPENSE. Interest expense allocated to continuing operations, net of interest income of $2.4 million in the first quarter of 1994 and $1.0 million in the first quarter of 1993, increased to $29.1 million during the first quarter of 1994 compared to $27.2 million in the first quarter of 1993. Interest expense, including amounts allocated to discontinued operations in 1993 and excluding interest income, decreased to $31.4 million during the first quarter of 1994 compared to $34.0
                                       28
million in the first quarter of 1993. The decrease in interest expense was due primarily to a decrease in the Company's average borrowings.


     INCOME TAXES. In the first quarter of 1994 income taxes of $2.6 million consisted of foreign and state taxes. This amount compared to a foreign and state tax provision of $3.3 million in the first quarter of 1993.



     DISCONTINUED OPERATIONS. The Company's loss from discontinued operations, including losses on disposals of $2.2 million, was $3.6 million for the first quarter of 1993.



     NET INCOME. The combined effect of the foregoing resulted in net income of $12.8 million in the first quarter of 1994 compared to a net loss of $9.1 million in the first quarter of 1993.


  1993 COMPARED TO 1992


     NET SALES. Net sales increased 2.2% to $1,305.5 million in 1993 (a 52-week year) from $1,277.5 million in 1992 (a 53-week year). The overall increase in net sales reflected improvement in Automotive Products and Interior Furnishings, offset by a decrease in net sales at Wallcoverings.



     Automotive Products' net sales increased 5.3% in 1993 to $677.9 million. Net sales growth increased, primarily during the second half of 1993, due to a number of factors. First, the net sales growth appears to reflect cyclical trends. Since late 1993, U.S. light vehicle sales have accelerated, reflecting what management believes to be a cyclical upturn. See "Business--Automotive Products--Industry". Second, in recent years, foreign manufacturers have shifted production from off-shore auto plants to newly built or expanded Transplant facilities located in North America. As a consequence, North American production has risen faster than retail sales. The Company has benefitted from this trend. Third, the Company won placement of its products on a number of new and redesigned vehicle lines in 1993. For example, the Company was awarded the automotive fabric order for the Ford Explorer and displaced one of its bodycloth competitors on the General Motors "W" and "N" body lines. Fourth, the average sales content per vehicle of the five principal automotive products produced by the Company increased in 1993 as it has in each of the last five years. (See "Business--Automotive Products--Automotive Products Segment Growth Strategy"). In 1993, the Company continued to benefit from this trend. For example, in 1993 General Motors' Cadillac division began using the Company's technically advanced "foam-in-place" carpet system, which provides significant acoustical benefits and sells at a significantly higher price than traditional molded floor carpet. These factors were offset by decreased demand for products for certain key models in the second quarter due to customers' production downtime during model changeovers.



     Interior Furnishings' net sales increased 3.9% in 1993 to $407.2 million. The increase in net sales was attributable to an industry-wide strengthening of furniture sales in 1993 and increased sales of the Company's patented Powerbond RS(R) floorcovering products. Net sales increased by 5.6% at both Mastercraft, which represents 66.0% of Interior Furnishings' sales, and Floorcoverings, due largely to volume increases.



     Wallcoverings' net sales decreased 8.9% in 1993 to $220.4 million. The decrease in sales was due primarily to the consolidation of certain product distribution channels and to a reduction in shelf space and market share due to Wallcoverings' downsizing program. In the fourth quarter, management responded to these reduced sales by aggressively rebuilding dealer shelf space. As a result, sample book placements in the dealer market increased.


     GROSS MARGIN AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Automotive Products' gross margin increased to 18.1% in 1993 from 17.3% in 1992 and selling, general and administrative expenses decreased to 8.1% in 1993 from 8.9% in 1992. This is the result of the allocation of fixed costs over a larger sales volume, improved manufacturing productivity, and cost reduction initiatives.



     Interior Furnishings' gross margin decreased to 27.6% in 1993 from 27.9% in 1992 due to changes in product mix. Selling, general and administrative expenses decreased to 16.7% from 18.1% due to cost reduction initiatives.



     Wallcoverings' gross margin increased to 33.9% in 1993 from 32.3% in 1992 as a result of improved manufacturing productivity. Selling, general and administrative expenses increased to 28.2% from 27.3% as a result of lower sales volume to absorb fixed expenses.



     TOTAL OPERATING EXPENSES. Total operating expenses were $1,351.7 million and $1,210.6 million in 1993 and 1992, respectively, including $38.3 million ($26.7 million of which was a one-time charge related to the 1993 Plan) and $24.5 million of unallocated corporate expenses, respectively. Operating expenses allocated to the Company's three business segments totaled $1,313.5 million and $1,186.1 million in 1993 and 1992, respectively. These operating expenses in 1993 included certain non-recurring charges relating to the write-off of goodwill in the amount of $129.9 million in the quarter ended October 30, 1993 and goodwill amortization of $2.8 million for the nine months prior to the write-off of goodwill. Operating expenses in 1992 included $10.0 million of charges relating to Wallcoverings' downsizing program and $3.7 million of goodwill amortization. See Notes 4 and 5 to the Consolidated Financial Statements.



     INTEREST EXPENSE. Interest expense allocated to continuing operations, net of interest income of $4.4 million in 1993 and $4.0 million in 1992, increased to $111.3 million during 1993 compared to $110.9 million in 1992. Interest expense, including amounts allocated to discontinued operations and excluding interest income, decreased to $135.1 million during 1993 compared to $138.3 million in 1992. The decrease in interest expense was due to the additional week in 1992 and a reduction in the Company's weighted average interest rate.



     INCOME TAXES. In 1993 income taxes of $11.3 million consisted of foreign and state taxes. This amount compares with a 1992 tax benefit of $3.2 million which was comprised of a foreign and state tax provision of $3.5 million offset by a Federal tax benefit of approximately $6.7 million.



     DISCONTINUED OPERATIONS. The Company's loss from discontinued operations was $104.3 million for 1993 and $218.3 million for 1992, including losses on disposals of $99.6 million and $168.0 million, respectively.


     The 1993 loss is primarily attributable to the $125.5 million additional charge arising from the Company's determination as of the end of the second quarter of 1993 that it would be unable to sell Builders Emporium as an ongoing entity. This was offset by a $28.1 million gain on the sale of Kayser-Roth. The 1992 loss reflected primarily the expected losses on the anticipated disposition of Builders Emporium.


     NET INCOME. The combined effect of the foregoing resulted in a net loss of $277.7 million in 1993 compared to a net loss of $263.7 million in the prior year.


  1992 COMPARED TO 1991


     NET SALES. Net sales increased 7.9% to $1,277.5 million in 1992 (a 53-week year) from $1,184.3 million in 1991 (a 52-week year).


     Automotive Products net sales increased 5.5% to $643.8 million in 1992 from $610.3 million in 1991, reflecting the impact of a modest increase in the North American vehicle build as well as an improvement in Automotive Products' product mix. The molded carpet product line experienced the largest net sales increase.

     Interior Furnishings net sales increased 16.3% to $391.8 million in 1992 from $336.8 million in 1991 principally due to two factors. First, 1992 net sales reflected the full year impact of the acquisition of Doblin, a manufacturer of high-end Jacquard fabric, in the third quarter of 1991, as well as substantial incremental sales volume from the full utilization of excess Doblin manufacturing capacity. Second, Floorcoverings' net sales increased 17.7%, which was primarily attributable to restyled product offerings.



     Wallcoverings net sales increased 2.0% to $241.9 million in 1992 from $237.2 million in 1991. The net sales increase reflected a combination of two offsetting factors. During the first quarter of 1992, the Company benefited from the increase in industry demand for wallcoverings. However, this increase was offset by reduced sales due primarily to Wallcoverings' efforts during 1992 to consolidate certain product distribution channels and its downsizing program.



     GROSS MARGIN AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Automotive Products' gross margin improved slightly due to greater fixed cost absorption because of the 5.5% increase in sales volume in 1992. Selling, general and administrative expenses increased to 8.9% in 1992 from 7.7% in 1991 due to increased product development and marketing activities.



     Interior Furnishings' gross margin improved to 27.9% from 26.0% due to a shift in the sales mix to higher-margin Floorcoverings' products and to the full year impact of the Doblin acquisition in the third quarter of 1991. Selling, general and administrative expenses increased to 18.1% from 17.4% due to product development activities in Decorative Fabrics.



     Wallcoverings' gross margin increased to 32.3% in 1992 from 27.4% in 1991 due to manufacturing efficiency, product yield and quality improvements. Selling, general and administrative expenses decreased to 27.3% in 1992 from 29.6% in 1991, reflecting cost reduction initiatives.



     TOTAL OPERATING EXPENSES. Total operating expenses were $1,210.6 million and $1,133.2 million in 1992 and 1991, respectively, including $24.5 million and $26.7 million of unallocated corporate expense. Operating expenses allocated to the Company's three business segments totaled $1,186.1 million and $1,106.5 million in 1992 and 1991, respectively. Operating expenses in 1992 included $10.0 million of restructuring costs.



     RESTRUCTURING CHARGES. In 1992, the Company reevaluated the distribution methods as well as certain manufacturing and product lines in Wallcoverings. This reevaluation resulted in a restructuring charge of $10.0 million for the closure of certain manufacturing facilities. Of this amount, $2.7 million related to asset writedowns and $7.3 million related to the consolidation of Wallcoverings' operations.



     INTEREST EXPENSE. Interest expense for continuing operations, net of interest income of $4.0 million in 1992 and $7.3 million in 1991, increased to $110.9 million during 1992 compared to $108.0 million in 1991. Interest expense, including amounts allocated to discontinued operations and excluding interest income, decreased to $138.3 million during 1992 compared to $141.5 million in 1991 principally as a result of the reduction in the Company's weighted average cost of borrowings.



     INCOME TAXES. The Company's 1992 tax benefit of $3.2 million includes a foreign and state tax provision of $3.5 million, offset by a Federal tax benefit of approximately $6.7 million. In 1991, income taxes of $12.0 million consisted of foreign and state taxes of $11.7 million and Federal income taxes of $0.3 million.



     DISCONTINUED OPERATIONS. As previously discussed, loss from discontinued operations, net of taxes and including loss on disposals, was $218.3 million in 1992 compared to the loss from discontinued operations of $16.4 million in 1991. The 1992 loss reflected primarily the expected loss on the anticipated sale of Builders Emporium. The 1991 loss was attributable to the discontinuation of the remaining businesses of Wickes Manufacturing.

     EXTRAORDINARY ITEM AND CHANGE IN ACCOUNTING. Loss on early retirement of indebtedness, net of taxes, was $1.8 million in 1991. See Note 11 to the Consolidated Financial Statements.


     The cumulative effect on prior years of the change in accounting for post-retirement benefits other than pensions was $42.3 million in 1991. See Note 13 to the Consolidated Financial Statements.


     NET INCOME. The combined effect of the foregoing resulted in a net loss of $263.7 million in 1992 compared to a net loss of $133.8 million in 1991.


LIQUIDITY AND CAPITAL RESOURCES


     At April 30, 1994, the Company and its subsidiaries had cash and cash equivalents totaling $139.3 million compared to $81.4 million and $83.7 million at January 29, 1994 and January 30, 1993, respectively. Included in cash and cash equivalents at April 30, 1994 was $135.3 million held by Group. The increase in the Company's cash balance is principally due to the receipt of the cash proceeds of $71.2 million from the payment of the Kayser-Roth note referred to below. The Company's principal sources of funds are cash generated from continuing operating activities and borrowings under bank credit facilities. Net cash provided by the operating activities of its continuing operations was $22.9 million in 1993 and $14.6 million for the quarter ended January 29, 1994. C&A Co. had $59.5 million of borrowing availability under a credit facility at April 30, 1994. Based on financial covenants in that credit facility, approximately $42 million could be paid to Group as a dividend. The Company's Canadian subsidiaries had $8.1 million of borrowing availability under a bank demand line of credit at April 30, 1994. Restrictions on the payment of dividends contained in various debt agreements of Group prevented the payment of dividends by Group to the Company in 1993 and 1992. See Note 11 to Consolidated Financial Statements.



     During 1993, the Company sold Kayser-Roth for approximately $170 million, including a $70 million note. The Company's Engineering Group, which was discontinued in 1992, was sold during 1993 for approximately $51 million. Additionally, the Company has nearly completed the disposition of the real estate, inventory and other assets of its Builders Emporium home improvement retail chain, which the Company discontinued at the end of 1992. During 1993, the Company used cash from the aforementioned sources and new borrowings of $76.1 million to repay $179.9 million of outstanding indebtedness. On April 27, 1994, the Kayser-Roth note was paid with accrued interest. The Kayser-Roth sale is subject to post-closing purchase price adjustments.



     At April 30, 1994, outstanding long-term indebtedness (substantially all of which will be defeased and redeemed, or repaid, in connection with the Recapitalization) amounted to $922.2 million (including current portion of $163.7 million) at varying interest rates between 5% and 15% per annum. At January 29, 1994, $512.3 million of debt was due within the succeeding five year period. See Note 11 to Consolidated Financial Statements. Cash interest paid during the thirteen weeks ended April 30, 1994 and May 1,1993 was $8.5 million and $14.7 million, respectively, and during 1993, 1992 and 1991 was $101.5 million, $105.0 million and $120.6 million, respectively.


     The Company's principal uses of funds for the next several years will be to fund principal and interest payments on its indebtedness, net working capital increases and capital expenditures. The Company makes capital expenditures on a recurring basis for replacement and improvements. As of April 30, 1994, the Company had approximately $43.0 million in outstanding capital commitments. During 1994, the Company anticipates capital expenditures will exceed the annual expenditures made by its continuing businesses during 1993, 1992 and 1991, which were $44.9 million, $38.2 million and $38.9 million, respectively. This increase is due primarily to the planned acquisition of additional machinery and equipment at Decorative Fabrics' Mastercraft division as part of an $85 million five-year capital investment plan that was initiated this year for the purpose of expanding production capacity at Mastercraft to accommodate anticipated growth (see "Business--Decorative Fabrics--Mastercraft Growth Plan"). Secondarily, this increase is due to the planned completion of an Automotive Products facility in Mexico for approximately $6.0 million. In addition, the Company plans to continue ongoing capital expenditures in each of the Company's three segments in 1994 and future years.



     The Company has significant obligations relating to postretirement, casualty, environmental, lease and other liabilities of discontinued operations. In connection with the sale and acquisition of certain businesses, the Company has indemnified the purchasers and sellers for certain environmental liabilities, lease obligations and other matters. In addition, the Company is contingently liable with respect to certain lease and other obligations assumed by certain purchasers and may be required to honor such obligations if such purchasers are unable or unwilling to do so. Management anticipates that the net cash requirements of its discontinued operations will be approximately $20.9 million during 1994. However, because the requirements of the Company's discontinued operations are largely a function of contingencies, it is possible that the actual net cash requirements of the Company's discontinued operations could differ materially from management's estimates. Management believes that the Company's needs relating to discontinued operations can be adequately funded in 1994 by net cash provided by operating activities from continuing operations and by additional borrowings under the New Credit Facilities. The Company's NOLs and unused Federal tax credits may minimize the cash requirement for Federal income taxes during certain future periods. See "--Tax Matters".



     In connection with the Recapitalization, the Company will effect a defeasance and redemption, or repayment, of all its outstanding indebtedness and preferred stock, other than (i) $22.6 million of mortgage and other debt which will remain outstanding and (ii) $202.9 million of PIK Notes, of which approximately $9.7 million will be redeemed and approximately $193.2 million will be exchanged for Common Stock of the Company. These amounts are inclusive of $11.1 million of accrued PIK interest from January 29, 1994 through June 22, 1994. See "Use of Proceeds and Consolidation".



     In connection with the Recapitalization, the Company will also enter into the New Credit Facilities, which will consist of (i) the Closing Date Term Loan Facility (defined below) in an aggregate principal amount of $450 million with a term of eight years, (ii) the Delayed Draw Term Loan Facility (defined below) in an aggregate principal amount of $25 million with a term of eight years, (iii) the Revolving Facility (defined below) in an aggregate principal amount of up to $150 million with a term of seven years and (iv) the Receivables Facility (defined below) in an aggregate amount of up to $150 million with a term of seven years. These facilities will include various restrictive covenants including maintenance of EBITDA and interest coverage ratios, leverage and liquidity tests and various other restrictive covenants which are typical for such facilities. See "New Credit Facilities".


     The Company does not believe that inflation has had a material impact on sales or income during the three years ended January 29, 1994.


     After the Recapitalization, the Company will have approximately $95.0 million available and undrawn under the New Credit Facilities. Management believes that cash flow from operations and funds available under the New Credit Facilities will be sufficient to fund the Company's long-and short-term liquidity requirements, including working capital, capital expenditures and debt service requirements.


TAX MATTERS


     As of January 29, 1994, the Company had NOLs of approximately $434.0 million for Federal income tax purposes, which expire over the period from 1996 to 2008. The Company also has unused Federal tax credits of approximately $18.9 million, $11.9 million of which expire during 1994 to 2003. The Company anticipates that additional Federal income tax deductions of approximately $37.7 million will be generated during 1994 as a result of write-offs of unamortized debt discounts and deferred financing costs relating to debt repaid in connection with the Recapitalization. In addition, the Company estimates that it will generate tax deductions of approximately $75.4 million in connection with the ultimate disposition of assets and liabilities of its discontinued businesses
                                       33
during the period 1994 to 1996, which were previously accrued for financial reporting purposes prior to January 29, 1994. The Company anticipates that utilization of these NOLs, tax credits and deductions will result in minimal Federal income taxes until these NOLs and tax credits are exhausted.


     Approximately $134.0 million of the Company's NOLs and $11.9 million of the Company's unused Federal tax credits may be used only against the income and apportioned tax liability of the specific corporate entity that generated such losses or credits or its successors. After giving effect to the Consolidation, such NOLs and credits may be used against the income and apportioned tax liability of C&A Co., which the Company believes will have sufficient taxable income and apportioned tax liability to fully use such NOLs and tax credits. The Recapitalization will not constitute a "change in control" that would result in annual limitations on the Company's use of its NOLs and unused tax credits. However, future sales of Common Stock by the Company or the Partners, or changes in the composition of the Partners, could constitute such a "change in control". Management cannot predict whether such a "change in control" will occur. If such a change of control were to occur, the resulting annual limitations on the use of NOLs and tax credits will depend on the value of the equity of the Company and the amount of "built-in gain" or "built-in loss" in the Company's assets at the time of the "change in control", which cannot be known at this time.



     In the course of an examination of the Company's Federal income tax returns, the IRS has challenged the availability of $176.6 million of the Company's approximately $434.0 million of NOLs. The examination is at a preliminary stage and management believes that the basis for the IRS' position is unclear. Management disputes the IRS' challenge and believes that substantially all the NOLs should be available (subject to the potential limitations noted above) to offset its income, if any, in the future. If the IRS were to maintain its position and all or a major portion of such position were to be upheld in litigation, the amount of NOLs available to the Company in future years would be materially reduced.


ENVIRONMENTAL MATTERS


     The Company is subject to increasingly stringent Federal, state and local environmental laws and regulations that (i) affect ongoing operations and may increase capital costs and operating expenses and (ii) impose liability for the costs of investigation and remediation and otherwise related to on-site and off-site soil and groundwater contamination. The Company's management believes that it has obtained, and is in material compliance with, all material environmental permits and approvals necessary to conduct its various businesses. Environmental compliance costs for continuing businesses currently are accounted for as normal operating expenses or capital expenditures of such business units. In the opinion of management, based on the facts presently known to it, such environmental compliance costs will not have a material adverse effect on the Company's consolidated financial condition or results of operations.



     The Company is legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites. It also has received notices that it is a PRP in a number of proceedings. The Company may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. It is a normal risk of operating a manufacturing business that liability may be incurred for investigating and remediating on-site and off-site contamination. The Company is currently engaged in investigation or remediation at certain sites. In estimating the total cost of investigation and remediation, the Company has considered, among other things, the Company's prior experience in remediating contaminated sites, remediation efforts by other parties, data released by the EPA, the professional judgment of the Company's environmental experts, outside environmental specialists and other experts, and the likelihood that other parties which have been named as PRPs will have the financial resources to fulfill their obligations at sites where they and the Company may be jointly and severally liable. Under the scheme of joint and several liability, the Company could be liable for the full costs of investigation and remediation even if additional parties are found to be responsible under the applicable laws. It
                                       34
is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRP's, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. Excluding sites at which the Company's participation is anticipated to be de minimis or otherwise insignificant or where the Company is being indemnified by a third party for the liability, there are 15 sites where the Company is participating in the investigation or remediation of the site, either directly or through financial contribution, and nine additional sites where the Company is alleged to be responsible for costs of investigation or remediation. The Company's current estimate of its liability for these 24 sites is approximately $29.5 million. As of January 29, 1994, the Company has established reserves of approximately $30.8 million for the estimated future costs related to all its known environmental sites. In the opinion of management, based on the facts presently known to it, the environmental costs and contingencies will not have a material adverse effect on the Company's consolidated financial condition or results of operations. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liability arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors. See "Item 3. Legal Proceedings--Environmental Proceedings" incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994.


QUARTERLY RESULTS


     The following table sets forth certain unaudited quarterly financial information for 1994, 1993 and 1992. In the opinion of management, this information has been prepared on the same basis as the information in the Consolidated Financial Statements and includes normal recurring adjustments which management considers necessary for a fair presentation of the information shown when read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for the entire year or for any future period.



                           1994                        1993                                         1992
                         ---------  ------------------------------------------  --------------------------------------------
                           FIRST      FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD      FOURTH
                          QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER   QUARTER(1)
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                    (IN MILLIONS)
Net sales..............  $   390.4  $   339.0  $   289.7  $   334.6  $   342.2  $   319.5  $   319.7  $   314.9   $   323.4
Gross profit...........      101.0       79.0       61.2       84.4       85.1       72.6       74.1       70.8        81.6
Operating income
  (loss)(2)............       45.6(3)    26.2       10.6      (96.4)(4)      13.4(5) 20.2       18.1       19.2         9.4(6)


- ---------------


      (1)  The fourth quarter of 1992 includes fourteen weeks.
      (2)  Includes $0.9 million of goodwill amortization through the third quarter of 1993.
      (3)  Operating income for the first quarter of 1994 includes $6.0 million of operating expenses for services performed by Blackstone Partners and WP Partners in connection with the Company's review of refinancing and strategic alternatives, as well as certain other advisory services.
      (4)  Operating loss for the third quarter of 1993 includes a $129.9 million write-off of goodwill.
      (5)  Operating income for the fourth quarter of 1993 includes a $26.7 million charge for the 1993 Plan. See Notes
           5 and 15 to the Consolidated Financial Statements.
      (6)  Operating income for the fourth quarter of 1992 reflects a $10.0 million restructuring charge.



     For a discussion of the operating results for the first quarter of 1994, see "--First Quarter of 1994 Compared to First Quarter of 1993."



     The first quarter of 1993 reflects increased net sales from Automotive Products which followed an increase in automotive industry unit sales (a trend which began in the fourth quarter of 1992) and increased net sales from the Mastercraft division of Interior Furnishings. This increase was offset
                                       35
by a modest net sales decline at Wallcoverings. Gross profit margin increased slightly reflecting margin improvement across all business segments. Net sales in the second quarter of 1993 declined 9.4% from the same period in 1992, reflecting sales declines across all business segments, particularly at Automotive Products and Wallcoverings. The decline at Automotive Products was primarily due to decreased demand for product during model changeovers of certain key models including the Chrysler C/Y body and the Honda Accord. Wallcoverings' net sales declined partly as a result of its downsizing and the reduction in sample book placements. Gross margin declined during the second quarter of 1993 compared to the second quarter of 1992 primarily as a result of a lower absorption of fixed costs due to lower sales volumes.



     Net sales in the third quarter of 1993 increased by 6.3% versus the prior year due to increased net sales at Automotive Products and Interior Furnishings offset by a net sales decline at Wallcoverings. Despite a downturn in the automotive build, Automotive Products net sales increased due to the completion of changeovers at Honda, strong orders for the segment's Jacquard automotive seat fabric and the initiation of model year 1994 Ford Mustang production. Interior Furnishings' net sales increased reflecting general improvements in the retail furniture market. Company wide gross profit margin increased 2.7 percentage points, reflecting improved margins across all segments, particularly Wallcoverings due to the fixed cost reductions associated with the previously discussed downsizing. Net sales in the thirteen-week fourth quarter of 1993 increased 5.8% over the fourteen-week fourth quarter of 1992. Net sales increased at both Automotive Products and Interior Furnishings, offset by further net sales declines at Wallcoverings. Automotive Products net sales outpaced the automotive build, reflecting continued strong demand for bodycloth and the ramp-up of the 1994 model Ford Mustang, which uses Dura's convertible top systems.

                                    BUSINESS


     The Company is a leader in each of its three business segments: Automotive Products, the largest supplier of interior trim products to the North American automotive industry; Interior Furnishings, the largest manufacturer of residential upholstery fabrics in the U.S.; and Wallcoverings, the largest producer of residential wallcoverings in the U.S. Within these three segments, the Company estimates it holds a number one or number two market share position in each of its eight major product lines which together comprised approximately 81% of 1993 net sales of $1,305.5 million. With respect to market or competitive information, references to the Company as "a leader" or "one of the leading" manufacturers in a particular product category mean that the Company is one of the principal manufacturers in that product category and references to the Company as "the leader," "the largest" or "the leading" manufacturer in a particular product category mean that the Company has the largest market share based on dollar sales volume in that product category. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the risks inherent in the Company's businesses and the Company's financial performance over the last three years, including its history of net losses, competitive factors affecting the Company, the Company's substantial leverage, contingent liabilities and other risks inherent in an investment in Common Stock.


                                      COLLINS & AIKMAN CORPORATION
                                           AND SUBSIDIARIES
                                                    |
              ------------------------------------------------------------------------------
             |                                      |                                       |
         AUTOMOTIVE                              INTERIOR                                   |
          PRODUCTS                        ---- FURNISHINGS ----                      WALLCOVERINGS
. AUTOMOTIVE SEAT FABRIC                 |                     |             . RESIDENTIAL AND COMMERICAL
. MOLDED FLOOR CARPETS                   |                     |               WALLCOVERINGS
. ACCESSORY FLOOR MATS                   |                     |
. LUGGAGE COMPARTMENT TRIM               |                     |
. CONVERTIBLE TOP STACKS                 |                     |
                                    DECORATIVE                 |
                                      FABRICS            FLOORCOVERINGS
                                         |            . SIX-FOOT CARPET
                                         |            . MODULAR CARPET TILE
                                         |
          --------------------------------------------------------------------
         |                       |                     |                       |
     MASTERCRAFT               CAVEL                 GREEFF                 WARNER
. FLAT-WOVEN           . VELVETS              . PRINTS               . PRINTS
  JACQUARDS AND
  DOBBIES


See Note 18 to the Consolidated Financial Statements for financial information with respect to the three segments for each of the last three fiscal years.

BUSINESS STRATEGY

     Management believes the Company is well-positioned to achieve continued growth in each of its three segments as a result of its pursuit of the following strategic objectives:


     FOCUS ON HIGH MARKET SHARE PRODUCTS. Management focuses on developing products that have high market share potential. Management estimates that each of the Company's eight major product lines holds a number one or number two market share position. Together these product lines comprised approximately 81% of the Company's 1993 net sales. These market positions were achieved primarily through internal growth and reflect a long-term, Company-wide commitment to excellence in styling, engineering, product development, value-added manufacturing and customer service.


     The table below sets forth management's estimates of the Company's 1993 market share positions in its eight major product lines.

                                                                                     1993       1993 MARKET
                                                                                   NET SALES       SHARE
                                  Product Line                                    (MILLIONS)     POSITION
- --------------------------------------------------------------------------------  -----------  -------------
     Automotive Products
       Automotive Seat Fabric...................................................  $     218.4           #1
       Molded Floor Carpets.....................................................        180.5            2
       Accessory Floor Mats.....................................................         73.4            1
       Luggage Compartment Trim.................................................         37.4            2*
       Convertible Top Stacks...................................................         28.1            1
     Interior Furnishings
       Flat-woven Furniture Fabrics.............................................        268.9            1
       Six-foot Commercial Carpet...............................................         60.3            1
     Wallcoverings (Residential)................................................        196.0            1
                                                                                  -----------
     Subtotal...................................................................  $   1,063.0
       Percent of net sales.....................................................           81%
     Net sales..................................................................  $   1,305.5

        -------------------------------

        * Management believes that the Company and a competitor are tied for the number two market share position.


     MAINTAIN BROAD PRODUCT OFFERINGS TO SUPPORT CUSTOMER BASE. The Company consistently strives to offer a wide variety of products and to become the primary supplier to each of its customers. The breadth and variety of fabrics and styles offered by Decorative Fabrics supports the Company's goal of being the primary supplier to its customers. Wallcoverings has manufacturing capabilities in all types of printing technologies, utilizes a vast library of designs and color concepts and supports the most extensive dealer network in the industry, selling to approximately 15,000 dealers and most of the leading retail chains in the country.



     Automotive Products offers a wide variety of interior trim products and thereby maintains a broader, more uniform sales penetration at foreign owned North American automotive production and assembly facilities ("Transplants") and U.S. automotive original equipment manufacturers (together with Transplants, "OEMs") than any of its competitors. Management estimates that for 1993 Automotive Products' overall share in its five major automotive product lines was 26% at Ford Motor, 40% at General Motors and 51% at Chrysler, and that its share was 36% among the Transplants.

     MAINTAIN LOW-COST POSITION. Management's strategy is to maintain the Company's low-cost position and flexible manufacturing capabilities in order to protect operating margins from competitive pricing pressures and economic downturns, while maximizing the benefit from cyclical upturns. The Company established its low-cost position through a systematic long-term focus on improving materials yields and labor productivity and reducing overhead expenses. These initiatives helped offset the impact of volume declines on operating margins during the recent economic recession and position the Company to take full advantage of industry upturns.


     MAXIMIZE BENEFITS FROM HIGH OPERATING LEVERAGE. Management believes that substantial available production capacity and high operating leverage have enabled the Company to benefit from the recent cyclical upturn in its served markets. In addition, the Company has substantial available manufacturing capacity to support further growth.


     Over the past several years, the Company has made considerable investments in product development, MIS upgrades and other areas of capital improvement. The Company does not currently anticipate the need to make significant capital expenditures to expand capacity to meet cyclical increases in demand, with the exception of an $85 million five-year capacity expansion program planned for the Mastercraft division of Interior Furnishings. Future capital expenditures are currently targeted primarily toward further cost reduction and modernization.



     Recently, sales and production volumes have been increasing rapidly in the Company's served markets. During the second half of 1993, the seasonally adjusted annual rate of U.S. light vehicle sales was 14% higher than during the 1991 recession lows, and the seasonally adjusted annual rate of U.S. furniture sales for the second half of 1993 was 19% higher than in 1991. If the current upward trends in the Company's businesses continue, management believes that the Company may continue to achieve higher capacity utilization rates, which generally result in higher operating margins.


     OFFER VALUE-ADDED PRODUCTS. A key element of the Company's strategy is to increase market share and unit selling prices by developing increasingly higher value-added products through innovations in materials construction, product design and styling. The Company produces virtually no inventory or commodity type products other than in Wallcoverings. The Company recently developed the "Top-in-a-Box" convertible top assembly, enabling the Company to capture substantial additional materials and assembly value in its unit selling price by shipping a fully-assembled module directly to the OEMs. Previously, convertible top systems were assembled on high-cost OEM assembly lines or in specialty conversion shops. In recent years, through these and other innovations, the Company has realized higher unit sales prices.


     MAINTAIN PRODUCT DESIGN AND STYLING LEADERSHIP. Design and styling are key differentiating factors in consumer purchasing decisions. Management believes that the Company's product styling and design capabilities are currently an important competitive advantage and intends to devote resources to maintain the Company's position in these areas. The Decorative Fabrics group introduces more than twice as many designs each year as its largest competitors and has a design library built by such well known designers as Wesley Mancini, Carl Miller and Stanley King. Similarly, Wallcoverings has a leading in-house design staff and also licenses designs from industry leaders such as Laura Ashley, Mario Buatta and Clarence House. Automotive Products operates a technical design center with state-of-the-art, computer-aided design/computer-aided manufacturing ("CAD/CAM") systems.


     CONTINUE TO DELEVERAGE. The Recapitalization is designed to increase operating and financial flexibility by reducing the Company's indebtedness and significantly lowering its cost of borrowing, thereby freeing more cash for debt repayment, continued reinvestment in the Company's businesses and the pursuit of niche acquisitions. Management expects this financial deleveraging to be enhanced through the application of operating cash flow augmented by the use of the Company's NOLs, which management believes will total approximately $434.0 million after the Recapitalization, and by other favorable tax attributes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "--Tax Matters".



     COMPLETE STRATEGIC RESTRUCTURING OF WALLCOVERINGS. In late 1993, a newly installed management team instituted a restructuring plan at Wallcoverings designed to rebuild the segment's product offerings, to increase its sample book introduction rate through aggressive marketing and design and to improve utilization of its extensive distribution network and manufacturing capabilities. Management is also expanding Wallcoverings' quick-ship and in-stock programs and enhancing its order processing systems. Management believes that the results of the restructuring are becoming evident in the segment's financial results, as the operating income margin increased to 8.5% in the first quarter of 1994 from a 6.9% operating income margin in the first quarter of 1993.


AUTOMOTIVE PRODUCTS

  GENERAL


     The Company is a leading designer and manufacturer of automotive products with 1993 net sales of $677.9 million. Automotive Products supplies four major interior trim products--automotive seat fabric ("bodycloth"), molded floor carpets, accessory floor mats and luggage compartment trim--and convertible top stacks. Management estimates that Automotive Products holds a number one or number two market share position in each of its five major product categories. At least one of its five major automotive products is used on approximately 87% of all North American-produced vehicle lines. Automotive Products has supplied interior trim products to the automotive industry for over 60 years. Management estimates that the total market for Automotive Products' five major product lines in 1993 was approximately $1.4 billion. Accordingly, management believes that Automotive Products' 1993 sales of $537.8 million in these product lines represents a market share of approximately 37%. While some interior trim suppliers have sales volumes equivalent to or greater than that of the Company in a single product line, management believes that the Company sells a wider variety of interior trim products, has products on more vehicle lines and has a broader, more uniform sales penetration at the OEMs than any of its competitors.


  INDUSTRY

     Automotive industry demand historically has been influenced by both cyclical factors and long-term growth trends. Since nearly all of the historic growth in the stock of light vehicles has been associated with increases in the driving age population and real per capita income, the Company anticipates that the fleet of light vehicles will continue to grow at rates consistent with these factors.


     Vehicle replacement demand is significantly influenced by the overall health of the economy and consumer confidence generally. Management believes that light vehicle sales may also be influenced by scrappage rates and the average fleet age. Currently, the average age of the U.S. passenger car fleet is at a modern high of nearly 8.0 years per vehicle compared to 7.1 years in the early 1980's and to 6.3 years in 1970. This trend may give rise to replacement demand for the aging vehicles still in use.


     Annual new car and truck sales historically have been cyclical. In the most recent cycle, U.S. light vehicle sales declined from an average of 15.4 million units per year in 1986-1988 to a low of 12.3 million units in 1991. Since late 1993, however, U.S. light vehicles sales have accelerated. In the first quarter of 1994, U.S. light vehicles sold at a 15.6 million annualized rate, a level 27% higher than during the lowpoint of 1991.


     In 1993, approximately 95% of Automotive Product's sales related to North American-produced vehicles rather than imported units. In recent years, the share of retail sales accounted for by North American-produced vehicles has risen from a low of approximately 72% in 1987 to approximately 78% in 1991 and to approximately 84% in 1993. This trend reflects the shift of production by foreign manufacturers from off-shore auto plants to Transplant facilities located in North America. Based on announced production schedules, management anticipates that the three largest traditional vehicle importers, Toyota, Honda and Nissan, will build approximately 60% of their combined North American sales volume in Transplant facilities during the current calendar year compared to approximately 49% in 1992 and to approximately 10% in 1986. As a consequence of the increased share of import "nameplates" produced in Transplant facilities, North American production has risen faster than retail sales. Between 1991 and 1993, for example, North American production increased by 22% compared to a 13% increase in U.S. light vehicle sales during the same period. Management believes this trend provides the Company with additional sales opportunities. In 1993, the Company sold nearly $100 million of its major auto product lines to Transplants, with its business spread among virtually all such assembly plants then in production.


  PRODUCTS

     Automotive Products manufactures five principal products: automotive seat fabric, molded floor carpets, accessory floor mats, luggage compartment trim and convertible top stacks. Automotive Products also produces a variety of other automotive and nonautomotive products. The following table sets forth Automotive Products' net sales by product line for the past three years.

                                                      1991                    1992                     1993
                                             ----------------------  -----------------------  ----------------------
                                                            % OF                     % OF                    % OF
                                                 NET        TOTAL        NET         TOTAL        NET        TOTAL
    PRODUCT LINE                                SALES       SALES       SALES        SALES       SALES       SALES
- -------------------------------------------  -----------  ---------  ------------  ---------  -----------  ---------
                                                                         (IN
                                                                      MILLIONS)
Automotive Seat Fabric.....................   $   189.8        31.1%  $    191.1        29.7%  $   218.4        32.2%
Molded Floor Carpets.......................       161.9        26.5        173.1        26.9       180.5        26.6
Accessory Floor Mats.......................        73.1        12.0         79.5        12.3        73.4        10.8
Luggage Compartment Trim...................        25.4         4.2         26.8         4.2        37.4         5.6
Convertible Top Stacks.....................        19.9         3.3         20.9         3.2        28.1         4.1
Other......................................       140.2        22.9        152.4        23.7       140.1        20.7
                                             -----------  ---------  ------------  ---------  -----------  ---------
     Total.................................   $   610.3       100.0%  $    643.8       100.0%  $   677.9       100.0%
                                             -----------  ---------  ------------  ---------  -----------  ---------
                                             -----------  ---------  ------------  ---------  -----------  ---------

     AUTOMOTIVE SEAT FABRIC. Automotive Products manufactures a wide variety of bodycloth, including flat-wovens, velvets and knits. Automotive Products also laminates foam to bodycloth. Management believes that in 1993 Automotive Products was the largest supplier of bodycloth to OEMs with net sales and estimated market share of $218.4 million and 38%, respectively.

     MOLDED FLOOR CARPETS. Molded floor carpets includes polyethylene, barrier-backed and molded urethane underlay carpet. Management believes that in 1993 Automotive Products was the second largest producer of molded floor carpets with net sales and estimated market share of $180.5 million and 35%, respectively. In the Company's automotive molded floor product line, it has developed a "foam-in-place" process to provide floor carpeting with enhanced acoustical and fit characteristics, resulting in a substantial gain in unit selling prices.

     ACCESSORY FLOOR MATS. Automotive Products produces carpeted automotive accessory floor mats for both North American produced vehicles and imported vehicles. In 1993, management estimates that approximately 63% of all vehicles produced in North America included accessory mats as original equipment. Management believes that in 1993 Automotive Products was the market leader in this product line with net sales of $58.1 million, representing approximately 47% of all mats sold to OEMs. In addition, in 1993 Automotive Products sold approximately $15.3 million of accessory mats to vehicle importers.


     LUGGAGE COMPARTMENT TRIM. Luggage compartment trim includes one-piece molded trunk systems and assemblies, wheelhouse covers, seatbacks, tireboard covers, center pan mats and other trunk trim products. Management believes that in 1993 Automotive Products was tied with another competitor as the second largest supplier of luggage compartment trim to OEMs with net sales and estimated market share of $37.4 million and 25%, respectively.


     CONVERTIBLE TOP STACKS. Automotive Products designs, manufactures and distributes convertible top stacks through Dura. Management believes that in 1993 Dura was the market leader in convertible top stacks with net sales and estimated market share of approximately $28.1 million and 75%, respectively. In October 1993, Dura began shipping its "Top-in-a-Box" product for Ford's redesigned Mustang vehicle.


     OTHER. Automotive Products also produces a variety of other auto products, including die cuts for automotive interior trim applications, convertible power train units, headliner fabric, molded package shelves, molded hood insulator pads, foam laminated door fabrics and carpet trim and roll goods for export and domestic consumption. Small volumes of certain products, such as residential floor mats, casket and tie linings and sliver knits, are sold to other commercial and industrial markets.


  AUTOMOTIVE PRODUCTS SEGMENT GROWTH STRATEGY


     The Company's business objective is to achieve strong growth in sales and earnings through a three-pronged approach. First, the Company pursues innovations in styling, materials construction and product performance, which add value and revenue yield to its products. Second, the Company seeks to obtain increased product placements on OEM vehicle lines. Third, the Company intends to capitalize on an industry-wide increase in interior trim content per vehicle.



     First, Automotive Products seeks to increase market share and selling prices through product innovation. For example, the Company recently developed a new, distinctive Jacquard velvet fabric which provides OEMs with a diversity of pattern and color not available in traditional plain velours. Management believes this new fabric will generate a significantly higher sales content per vehicle than the traditional velours it will replace. To date, the Company has been awarded 20 vehicle line placements for its new Jacquard velvet.


     Second, the Company has succeeded in capitalizing on its deep OEM relationship network to win product placements on new vehicle lines in addition to increasing placements on lines currently supplied by the Company. In the case of the new Ford Mustang, which was launched in model year 1994, the Company is supplying all five of its major products, resulting in an average sales content of approximately $400 per Mustang produced.

     The Company's strategy is to focus its substantial styling, engineering and product development capabilities on the design phase of new vehicle lines and on each OEM's model changeover cycle. Typically, car and truck model lines are replaced or substantially redesigned at four to eight year intervals. The Company's experience has been, with few exceptions, that business awarded on such new or redesigned model lines has been retained until the next changeover.


     Over the last several years, the Company has been successful in placing one or more of its products on new or redesigned OEM vehicle lines. The Company has won product placements on
                                       42

23 new or redesigned North American vehicle lines, some of which have multiple models, launched in model year 1994 or scheduled for launch over the next 18 months. The Company supplies three or more products to 10 of the 23 new or redesigned vehicle lines. Six of the 23 lines use all four major interior trim products. Two of the 23 use all five of the Company's major automotive products.



     Third, the Company intends to capitalize on certain industry trends. In recent years, OEMs have sought to differentiate their vehicles by strengthening their consumer appeal through the increased use of interior trim. As a consequence, the average sales content per vehicle of the five principal automotive products produced by the Company has increased each year over the last five years. Management estimates that in 1988 the total North American OEM market for its five major products was $1.2 billion, resulting in an average interior trim sales content for the market of $89 per vehicle. By 1993, according to management estimates, OEM purchases of these products had increased to $105 per vehicle, representing a 3.3% per year compound growth rate. This trend has been accelerated by the growing popularity of mini vans and sports utility vehicles in the light truck category. Because of their size, these vehicles generally use more interior trim than traditional passenger vehicles. In addition, automobile manufacturers are upgrading the interiors of these vehicles by using higher-value fabrics, carpet and other trim materials than were used previously in such vehicles.



     This continuing upgrade of interior trim and convertible applications is enabling the Company to achieve strong gains in its sales content per North American vehicle produced. In 1993, its net sales of automotive products to North American OEMs totalled $568 million, reflecting an average sales content per North American-produced vehicle of approximately $43.

      The table below shows all the North American-produced vehicle lines for which Automotive Products supplies at least one of its five major products. An asterisk identifies recently awarded placements on new or redesigned vehicle lines or models.


                             VEHICLE LINES SUPPLIED

COMPANY                   MODELS

General Motors            Achieva
                          Aurora*
                          Beretta
                          Blazer*
                          Bonneville
                          Brougham
                          Camaro*
                          Caprice
                          Cavalier*
                          Century
                          Ciera

                          C-K Truck/10/30
                          C-K Truck/15/35
                          Corvette
                          DeVille/Concours*
                          Olds '88
                          Eldorado
                          Firebird
                          Grand Am
                          Grand Prix
                          LeSabre
                          Lumina-Van*

                          Lumina-Car*
                          Monte Carlo*
                          Olds '98
                          Park Avenue
                          Regal
                          Riviera*
                          S-10*
                          S-10 Blazer
                          S-15 Jimmy
                          Safari
                          Saturn

                          Seville
                          Silhouette
                          Skylark
                          Sonoma
                          Chevy Suburban
                          GMC Suburban
                          Sunbird*
                          Supreme*
                          TransSport
                          Yukon

Ford                      Aerostar
                          Bronco
                          Contour*
                          Cougar

                          Explorer*
                          Mustang*
                          Mystique*
                          Probe

                          Quest
                          Ranger
                          Taurus
                          Tempo

                          Thunderbird
                          Topaz
                          Windstar*

Chrysler                  Acclaim
                          Caravan
                          Cirrus*
                          Concord*
                          Dakota
                          Daytona
                          Eagle Talon

                          Grand Cherokee
                          Intrepid
                          LeBaron/J/JX*/LHS*
                          Mini Ram Van
                          Neon*
                          New Yorker LHS*
                          Plymouth Neon

                          Ram Van/Ram
                          Shadow
                          Spirit
                          Stratus*
                          Sundance
                          Town & Country

                          T-300 Pickup
                          Vision*
                          Voyager
                          Wagoneer

Transplants               Fuji/Isuzu Legacy
                          Fuji/Isuzu Passport
                          Fuji/Isuzu Rodeo
                          Geo Metro
                          Geo Prism

                          Honda Accord*
                          Honda Civic*
                          Honda Mini-Van*
                          Hyundai Elantra
                          Isuzu Pickup*
                          Mazda MX-6
                          Mazda Pickup
                          Mazda 626

                          Mitsubishi Eclipse
                          Mitsubishi Galant
                          Nissan Pickup
                          Nissan Sentra
                          Suzuki Sidekick

                          Suzuki Swift
                          Suzuki Tracker
                          Toyota Avalon*
                          Toyota Camry
                          Toyota Corolla
                          Toyota Pickup*
                          Volvo 740/760

     Net sales by customer for 1993 are set forth below (in millions):

                                                                                1993
                                                                      ------------------------
                                                                                      % OF
                                                                       NET SALES    NET SALES
                                                                      -----------  -----------
General Motors......................................................   $   211.5         31.2%
Chrysler............................................................       130.0         19.2
Ford................................................................       102.4         15.1
Transplants.........................................................       118.0         17.4
Other...............................................................       116.0         17.1
                                                                      -----------  -----------
     Net Sales......................................................   $   677.9        100.0%
                                                                      -----------  -----------
                                                                      -----------  -----------


  VALUE-ADDED MANUFACTURING AND QUALITY



     Most OEMs require deliveries on a "just-in-time" ("JIT") basis to meet precise production schedules. The most stringent requirement demands color-sequenced JIT delivery of parts within four hours. To meet these requirements, the Company has instituted a JIT manufacturing process to complement its customers' manufacturing processes, thereby minimizing inventories and administrative and materials handling costs and simplifying the production process for both the Company and the OEMs.


     In response to OEM-mandated price reductions, the Company has implemented value analysis and value engineering programs to reduce costs . Management has established a standardized format for monitoring cost of nonconformance throughout the Company.

     In addition, OEMs expect suppliers to take on increased design and engineering responsibilities. The Company's participation with customers in the early phase of product design and engineering enables it to improve the quality of its products as well as to meet its customers' cost targets and design service requirements. The Company has made substantial investments in product technology and product design capability to support its products and to provide its customers with value-added engineering and design services. For example, the Company operates a technical design center with state-of-the-art, computer-aided-design/computer-aided-manufacturing ("CAD/CAM") systems.
Automotive Products' CAD systems are linked to the design and engineering systems of its principal customers. These systems enable the Company to simulate numerous three-dimensional designs for rapid submission to customers, thereby increasing customer service and lowering development costs.


     The Company's goal is to continue to manufacture its products to meet the exacting standards of its customers. The Company has been recognized as a quality supplier to the automotive industry as evidenced by numerous awards from virtually all OEM's, including the Transplants.


  ACQUISITIONS/STRATEGIC ALLIANCES

     The Company pursues niche acquisitions and strategic alliances that would further serve to broaden the Company's customer base and products. In 1993, the Company acquired a Mexican-based molded floor carpet manufacturer and began construction of a new facility in Mexico to take advantage of opportunities in the Mexican market.

  COMPETITION

     The automotive supply business is highly competitive. The primary competitors in molded floor carpet are Masland Corporation and JPS Automotive Products Corp. The primary competitor in bodycloth is Milliken & Company. In accessory floor mats, the Company competes primarily against Pretty Products Company. Automotive Products' primary competition in luggage compartment trim is Masland Corporation and Gates Corporation. In convertible top stacks, Automotive Products competes primarily against American Sunroof Corporation.

  FACILITIES


     Automotive Products has 28 manufacturing facilities located in the U.S., Canada and Mexico. Approximately 90% of the total square footage of these facilities is owned and the remainder is leased. Many facilities are strategically located to provide JIT inventory delivery to the Company's customers. The Company believes that these facilities have sufficient capacity to meet anticipated needs.

     The following list provides certain information regarding the Automotive Products' manufacturing facilities:


                                     SQUARE
                                     FOOTAGE     OWNED/
     LOCATION                         (000)      LEASED                             FUNCTION
- ---------------------------------  -----------  ---------  ----------------------------------------------------------
Farmville, NC....................         508       Owned  Knit Manufacturing
Roxboro, NC(*)...................         545       Owned  Auto Upholstery--Dyeing and Finishing
Roxboro, NC(*)...................         330       Owned  Auto Upholstery--Weaving
Roxboro, NC(*)...................         137       Owned  Auto Upholstery--Knitting
Roxboro, NC(*)...................          67       Owned  Auto Upholstery--Warehouse
Albemarle, NC....................         585       Owned  Auto Carpet Tufting/Finishing
Old Fort, NC.....................         375       Owned  Auto Carpet Molding
Old Fort, NC.....................          60       Owned  Mold Manufacturing
Clinton, OK......................         158       Owned  Auto Carpet Molding
Salisbury, NC....................         106       Owned  Die Cut/Sewing
Troy, NC.........................          98       Owned  Non-Woven Carpet
Troy, NC.........................         153       Owned  Yarn Spinning Mill
Norwood, NC......................         275       Owned  Yarn Spinning Mill
St. Clair, MI....................         100       Owned  Auto Carpet Molding
Canton, OH.......................         146       Owned  Manufacturing--Rubber/Mats
Holmesville, OH..................          84       Owned  Manufacturing--Mats
Ravenna, OH......................         204       Owned  Manufacturing--Rubber
Zanesville, OH...................         599       Owned  Manufacturing--Mats
Farnham, Quebec..................         266       Owned  Auto Carpet--Tufting and Finishing/Non-Woven
Lacolle, Quebec..................         107       Owned  Auto Carpet--Molding
Ingersoll, Ontario...............         104       Owned  Auto Carpet--Molding
Elmira, Ontario..................         133       Owned  Sliver Knit Carpet Manufacturing
Queretaro, Mexico................          93       Owned  Auto Carpet--Molding
                                   -----------
       Total Owned...............       5,233
                                   -----------
Farmville, NC....................         138      Leased  Warehouse
Roxboro, NC(*)...................          88      Leased  Warehouse
Roxboro, NC......................          42      Leased  Warehouse
Barberton, OH....................          41      Leased  Manufacturing--Mats
Orange, CA.......................          10      Leased  Warehouse
Adrian, MI(East).................         155      Leased  Convertible Tops--Manufacturing
Adrian, MI(West).................          34      Leased  Convertible Tops--Engineering
Plymouth, MI.....................          16      Leased  Convertible Tops--Manufacturing
Bloomfield Hills, MI.............           8      Leased  Sales Office
Vallejo, Mexico..................         102      Leased  Auto Carpet--Molding
Monterrey, Mexico................          35      Leased  Non-Woven Carpet
                                   -----------
       Total Leased..............         669
                                   -----------
       Total.....................       5,902
                                   -----------
                                   -----------


- ---------------

(*) Also utilized by Decorative Fabrics.

INTERIOR FURNISHINGS


     Interior Furnishings designs and manufactures residential and commercial upholstery fabrics through its Decorative Fabrics group and high-end specified contract floorcoverings through its Floorcoverings group. In 1993, Interior Furnishings had net sales of $407.2 million. Net sales by products are set forth below (in millions):


                                                          1991                      1992                      1993
                                                ------------------------  ------------------------  ------------------------
                                                                % OF                      % OF                      % OF
    PRODUCT LINE                                 NET SALES    NET SALES    NET SALES    NET SALES    NET SALES    NET SALES
- ----------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
Decorative Fabrics
  Flat-Woven..................................   $   214.5        63.7%    $   254.7        65.0%    $   268.9        66.0%
  Other.......................................        47.0        14.0          48.5        12.4          44.7        11.0
Floorcoverings................................        75.3        22.3          88.6        22.6          93.6        23.0
                                                -----------  -----------  -----------  -----------  -----------  -----------
  Net sales...................................   $   336.8       100.0%    $   391.8       100.0%    $   407.2       100.0%
                                                -----------  -----------  -----------  -----------  -----------  -----------
                                                -----------  -----------  -----------  -----------  -----------  -----------

  DECORATIVE FABRICS


     GENERAL. Interior Furnishings' Decorative Fabrics group is the largest designer and manufacturer of upholstery fabrics in the U.S., with 1993 net sales of $313.6 million. Management estimates that its share of the U.S. upholstery fabric market is approximately 15%, based on data published in the May 1994 edition of Furniture Today, a leading trade publication. Decorative Fabrics strives to be the preferred supplier of middle-to high-end flat-woven upholstery fabrics to furniture manufacturers and fabric distributors. This group's primary division, Mastercraft, is the leading manufacturer of flat-woven upholstery fabrics and had 1993 net sales of $268.9 million. Management believes that Mastercraft has substantially more Jacquard looms and styling capacity dedicated to upholstery fabrics, and offers more patterns (approximately 14,000) in a greater range of price points than any of its competitors. The breadth and size of Mastercraft's manufacturing and design capabilities provide it with exceptional flexibility to respond to changing customer demands and to develop innovative product offerings.


     INDUSTRY. The three primary types of upholstery fabric are flat-wovens, velvets and prints. Based upon published industry estimates, management believes that flat-woven fabrics were the fastest growing sector in the upholstery fabrics industry over the last five years and accounted for approximately 53% of the estimated $1.7 billion upholstery fabric industry in 1993. Flat-woven fabrics are made in two major styles: Jacquard, which is produced on high-speed computerized looms capable of weaving and knitting intricate designs into the fabric, and Dobby, a plain fabric produced on standard looms.


     Demand for upholstery fabric generally varies with economic conditions, particularly sales of new and existing homes, and is directly associated with sales of upholstered furniture at the retail level. After a period of slow growth during the 1991 recession, the dollar value of U.S. upholstered furniture shipments (including both fabric and leather) increased by 7.4% in 1992 and 13.4% in 1993, according to the American Furniture Manufacturers Association. In the first quarter of 1994, according to that source, U.S. upholstered furniture shipments increased by 7.8% as compared to the corresponding period for the prior year. Mastercraft is currently operating at approximately 100% capacity. In order to accommodate anticipated growth, the Company recently initiated a plan to invest $85 million in Mastercraft between 1994 and 1998. See "--Mastercraft Growth Plan".


     Management believes there are three significant trends within the U.S. furniture marketplace that have affected and may continue to affect Decorative Fabrics. First, fabric design is being increasingly used by residential furniture manufacturers as a differentiating characteristic for their products. Jacquard fabric has become increasingly popular due to its incorporation of intricate designs. A proliferation of Jacquard patterns and styles has been made possible by recent technological developments in the electronic Jacquard loom, which has made the rapid introduction of new designs significantly less expensive.

     Second, the consolidation in both the furniture manufacturing and retailing industries has resulted in fewer and larger buyers of upholstery fabrics. These manufacturers and retailers generally are interested in purchasing fabrics from suppliers that can provide a broad spectrum of their fabric requirements. The wide range of products offered by Decorative Fabrics enables it to be a primary supplier to the majority of its customers.

     Third, management believes that furniture manufacturers and retailers are shifting from item-by-item selling to complete room presentations, thus creating a demand for furniture fabric suppliers that offer a broad array of coordinating fabrics.

     Management believes that Decorative Fabrics is well positioned to benefit from these trends because it is one of the few industry participants able to deliver the breadth of styles and quantity of fabrics needed to satisfy the increasing demands of furniture manufacturers and retailers.

     STYLE AND DESIGN. Management believes that the continued development of superior product designs and styles is the most critical strategic objective of Decorative Fabrics. The pattern and style of a particular fabric are considered to be strong influences in the purchasing decision of consumers. Decorative Fabrics utilizes a combination of in-house design studios, independent signature designers and consultants to create innovative product designs and styles utilizing CAD technology. Its product design flexibility also enables Decorative Fabrics to offer custom fabric designs to its largest customers. Decorative Fabrics creates approximately 2,000 new designs and styles per year, substantially more than any of its competitors.

     PRODUCTS. Decorative Fabrics' four operating divisions are Mastercraft, Cavel, Warner and Greeff. Mastercraft and Cavel design and manufacture Jacquards, velvets and other woven fabrics for the furniture, interior design, commercial, recreational vehicle and industrial markets. Greeff and Warner design and distribute high-end designer fabrics to interior designers and specialty retailers in the U.S. and the U.K., respectively.


     MASTERCRAFT DIVISION. Mastercraft is Decorative Fabrics' largest division. Mastercraft focuses on the medium-to-upper price range, and its products had an average wholesale price per yard of $6.38 in 1993. Management estimates that Mastercraft's share of the U.S. flat-woven upholstery fabric market is approximately 22%, based on data published in the May 1994 edition of Furniture Today. Over the last ten years, Mastercraft's net sales grew at a compound annual rate of approximately 14%. Mastercraft serves the diverse furniture industry through the following four separate product lines which emphasize different styles and price points:


     Mastercraft Fabrics is the largest of the four product lines offered by the Mastercraft division, currently offering over 8,000 designs. Management believes that this Jacquard product line is the most diverse in style. The product offerings range from a wholesale price of $3.50 to $12.00 per yard.

     Home Fabrics is a leading line of traditionally styled Jacquard fabrics. The design focus is on the middle-to-upper wholesale price ranges of $5.50 to $14.00 per yard and is under the direction of Wesley Mancini Studios, a world-renowned designer of classic, formal and traditional styles. The products are known for their color, quality and innovation. Mancini designs fabrics exclusively for the Home Fabrics product line and the Greeff division. Mancini's 15-person design staff creates approximately 500 designs per year for Home Fabrics.

     Doblin is a Jacquard product line renowned for its natural fibers and elegant designs and constructions. It is targeted at the upper-end of the market. Doblin's studio consists of twelve design professionals (both in-house and external) who create approximately 300 designs annually.

     Mastercraft Contract serves the wall panel, wallcovering and office seating markets and the product line features approximately 50 Jacquard fabric designs annually. The eight-member design team focuses on Jacquard yarn-dyed and patterned fabrics, which management believes to be an increasingly favored fabric in the wall panel, wallcovering and office seating markets.

     MASTERCRAFT GROWTH PLAN. Management's strategy is to continually shift its product mix toward higher price ranges and to increase its manufacturing capacity in the fast growing Jacquard market. Due to the resulting high sales volumes, Mastercraft has experienced a "sold-out" order position for nearly every quarter during the last five years. Its capacity utilization rate has consistently averaged nearly 100%. In order to accommodate anticipated growth, the Company recently initiated a plan to invest $85 million in Mastercraft between 1994 and 1998. Investment is targeted toward the purchase of high-speed looms to increase capacity and productivity, new electronic Jacquard heads to reduce pattern changeover times, and computer monitoring systems to provide information about the manufacturing processes and to improve quality, productivity and capacity.

     Following the anticipated completion of the Company's current capital investment plan in 1998, management expects that Mastercraft's production capacity will have been materially enlarged, and that up to 75% of its weaving equipment will consist of the latest generation, high-speed Jacquard looms with electronic heads. Management anticipates that this program will result in higher labor productivity, reduced materials loss, lower overhead expense and higher volumes of finished product than presently achieved.

     Consistently high capacity utilization rates, as well as demand for higher-priced products, have also enabled Mastercraft to gradually shift its product mix toward the higher price ranges, further enhancing operating profit. The average wholesale price per yard for its fabrics has increased from $5.58 in 1989 to $6.38 in 1993.

     OTHER DECORATIVE FABRICS DIVISIONS. With 1993 net sales of $39.6 million, the Cavel division is a leading manufacturer of velvets. Cavel manufactures both Dobby and Jacquard velvets. Cavel manufactures fabrics for home furnishings, recreational vehicles and specialized industrial products such as paint rollers. Cavel's 13-person design staff produces approximately 250 designs annually for these markets. The two smaller divisions of Decorative Fabrics, Greeff and Warner, supply the interior design and specialty retailer markets in the U.S. and the U.K., respectively.

     CUSTOMERS. Decorative Fabrics is a primary supplier to virtually all major furniture manufacturers in the U.S., including La-Z-Boy, Ethan Allen, Thomasville, Flexsteel, Bassett, Broyhill, Baker, Henredon, Rowe and Robert Allen. Due to the breadth of its product offerings, strong design capabilities and superior customer service, the Company has developed close relationships with many of Decorative Fabrics' over 1,000 customers.


     Nearly all of Decorative Fabrics' products are made to customer order. This reduces the amount of raw materials and finished goods inventory required and greatly reduces product returns, thereby improving profit margins.


     CUSTOMER SERVICE. Decorative Fabrics invests significant capital resources in customer service technology. Key service-related objectives include providing custom-tailored design capabilities to large customers, reducing lead time for orders and providing consistent, on-time delivery.

     To enhance customer satisfaction, Decorative Fabrics began implementation of a computerized material requirements' inventory system, MRP II, in 1992. Implementation of the MRP II system has significantly improved inventory control and enabled the Company to reduce manufacturing lead times. The completion of the MRP II project in 1993 also provided significant enhancements to Decorative Fabrics' electronic data interchange ("EDI") systems. The improved use and availability of EDI allows customers to place orders faster and significantly reduces order processing time.

     MARKETING AND SALES. Fabrics are sold domestically by 31 commissioned sales representatives who exclusively represent the Mastercraft and Cavel divisions of Decorative Fabrics. The Mastercraft and Cavel divisions maintain showrooms in seven key locations throughout the United States. Products are presented in collections which suggest a complete room environment using the Company's diverse mix of fabrics.


     Mastercraft's 1993 export sales were $30.5 million, or 11.3% of its net sales. Export sales have increased at a compound annual growth rate of 30% since 1988. All export fabrics are sold through commissioned sales representatives and agents in key countries. Major export regions include the United Kingdom, Scandinavia, Europe, the Middle East, Australia, New Zealand, the Far East, Canada and South America.


     MANUFACTURING. Decorative Fabrics invests significant capital resources to upgrade manufacturing facilities and continually improve productivity. Management believes that continued commitment to technological improvements is essential to remain competitive in the decorative fabrics business. All plants typically operate on a six-day, three-shift schedule and operate an adjustable schedule on the seventh day in order to balance production and customer demand.

     COMPETITION. The U.S. upholstery fabrics market is highly competitive. Manufacturers compete on the basis of design, quality, price and customer service. Decorative Fabrics' primary competitors include Quaker Fabric Corporation, Culp, Inc., Joan Fabrics Corp. and the Burlington House Upholstery Division of Burlington Industries, Inc.


     FACILITIES. Mastercraft owns and operates four weaving plants and one finishing plant in North Carolina. Cavel shares manufacturing capacity with Automotive Products at three plants in Roxboro, North Carolina. Greeff and Warner are designers and distributors, subcontracting all manufacturing. The Company believes that these facilities have sufficient capacity to meet anticipated needs.


  FLOORCOVERINGS


     GENERAL. The Floorcoverings group of the Interior Furnishings segment is a leading producer of high-end specified contract carpeting products for institutional and commercial customers. In 1993, net sales were $93.6 million. Floorcoverings differentiates itself from its competitors in part by its patented Powerbond RS(R) adhesive system and by its products' durability characteristics. It is currently the largest manufacturer of six-foot wide rolls and the third-largest supplier of modular carpet tiles in the U.S. Floorcoverings produces virtually no product for inventory or for commodity markets.


     Since 1990, Floorcoverings has repositioned its product offerings, shedding those products in which it lacked either a low-cost position or proprietary product advantage. By focusing on areas of competitive advantage, Floorcoverings has prospered, notwithstanding a significant downturn in commercial construction and renovation, and increased its average selling price per square yard by over 13%.

     Management believes that Floorcoverings' niche market position in the high performance specified sector, differentiated value-added products and proprietary patented technology provide it with a competitive advantage.

     INDUSTRY. Management estimates that 70% of the Company's floorcoverings business is based on renovation rather than new construction projects. Historically, renovation activity has been significantly less cyclical than new construction. Also, approximately 60% of Floorcoverings 1993 net sales were to institutional customers such as government, healthcare, and education facilities rather than to commercial market customers. Management believes that government, healthcare and educational customers are stable, growth sectors, as illustrated by the fact that new construction spending in these areas has increased by 7% per year since 1987. As a result of these two factors, sales of six-foot wide rolls and modular carpet tiles have doubled since 1987 while the U.S. commercial construction market has been flat.


     PRODUCTS. Floorcoverings' key competitive advantage is in its patented Powerbond RS(R) adhesive technology, which has 14 years of patent protection remaining. Because the Powerbond RS(R) system uses a peel-and-stick adhesive as opposed to a wet adhesive, it permits the installation of floorcoverings directly on floor surfaces, including existing carpeting, with substantially reduced labor costs and without the fumes of conventional wet adhesives. This allows for less disruptive and less time-consuming installation and, for this reason, is particularly attractive to institutions such as schools and hospitals. By contrast, conventional carpet installation requires a more costly and disruptive removal of old carpet and a curing period for the wet adhesive before the facility can be returned to use. In addition to reducing installation downtime for customers to as little as one day, management believes Floorcoverings' product exhibits demonstrably superior durability and cleaning characteristics ideally suited for high-traffic areas such as airline terminals and customers such as Discovery Zone and Blockbuster.



     COMPETITION. The commercial carpet industry is highly competitive, and several of Floorcoverings' competitors have substantially greater commercial carpet sales in the commodity segments of the industry, segments in which Floorcoverings does not compete. Floorcoverings' niche products have demanding specifications and generally cannot be manufactured using the equipment which currently supplies most of the industry's commodity products. The Company's primary competitors are Interface, Milliken & Company, Mohawk Industries and Shaw Industries.



     FACILITIES. Floorcoverings owns and operates four facilities in Dalton, Georgia. The Company believes that these facilities have sufficient capacity to meet anticipated needs.


WALLCOVERINGS

  GENERAL


     Wallcoverings, which operates under the name "Imperial", had 1993 net sales of $220.4 million. It is a leading manufacturer and distributor of a full range of wallcoverings for the residential and commercial sectors of the wallcoverings market. Management estimates that in 1993 Imperial had a 22% market share in the larger residential wallcoverings sector and held the number one market share position in each of this sector's two primary distribution channels--chains and dealers. It is the only producer of wallcoverings in the U.S. that is fully integrated from paper production through design and distribution. In addition, management believes that Imperial has a competitive advantage due to its extensive in-house design expertise and licensing arrangements, its low cost, vertically-integrated manufacturing capability and its advanced customer ordering and service network.


  INDUSTRY

     The wallcoverings industry experienced significant and consistent growth from the early 1980s through 1987. This growth resulted in part from increases in new construction starts and existing home sales which peaked in 1986-87. In addition, a one-time surge in demand created a new industry-wide layer of inventory as a result of the rapid growth of large in-stock retailers. Between 1983 and 1987, the industry's physical shipment volume increased from 137 million to 200 million rolls of wallpaper per year, a 9.9% annual growth rate. Between 1987 and 1990, the industry underwent a contraction, with volume declining dramatically from 200 million rolls in 1987 to 174 million rolls in 1990, a 4.5% annual decline. This resulted from a slowdown in the overall economy, particularly in the housing market, coupled with a reduction in inventory by over-stocked retailers. From 1991 to 1993, the industry's physical shipment volumes increased at a compound annual growth rate of 3.0%.

     Management estimates that in 1993, total sales for the U.S. wallcovering market were approximately $1.1 billion on a wholesale basis. The wallcoverings market can generally be divided into the residential and commercial sectors. The residential sector is the larger of the two sectors, with estimated total 1993 U.S. sales of $748.0 million. The two primary distribution channels within the residential sector are dealers and retail chains.

  STRATEGIC RESTRUCTURING

     The industry contraction of the late 1980s and early 1990s left Imperial with unutilized manufacturing capacity, an oversized distribution network and excess product offerings. Between 1989 and 1992, Imperial implemented a comprehensive downsizing program designed to bring Imperial's high fixed-cost structure into better alignment with the changed industry environment. Imperial closed 22 showrooms and 12 warehouses and reduced fixed costs by nearly 15%. Imperial also substantially reduced the annual introduction rate of new collections and virtually eliminated its use of independent distributors in favor of exclusive captive distribution. This restructuring program improved manufacturing efficiencies, but it adversely affected sales and led to a reduction in shelf space and market share. As a result, Imperial's sales declined during 1992 and into 1993, despite what management now believes to have been a moderate upturn in industry conditions.


     A new management team installed in February 1993 determined that the reduction in new collections had been too severe. Accordingly, in late 1993, management instituted a second restructuring program to bolster its new product introduction rate through aggressive product design efforts. This product line renewal led to 62 collections being introduced in 1993 and 70 collections being planned for introduction in 1994, compared to 45 in 1992. Management is also broadening its selection of in-stock programs and improving its order fulfillment capabilities. For example, in 1993 Imperial introduced a guaranteed shipment program on 15 of its best selling collections. Through the program called "On Time Or On Us", free product is offered to dealers for orders unfilled within 48 hours. The number of collections covered by this program was increased to 26 in the first quarter of 1994. Imperial also implemented a number of other MIS and service initiatives designed to enhance customer service and distribution.



     In 1994, Imperial is implementing a plan to improve sales momentum in the chain store channel, including a tripling of its product development budget for the national chains, consolidating order entry and customer service activities under dedicated national account teams, developing innovative product/packaging approaches for warehouse clubs, and broadening its product offerings with newly licensed products such as borders featuring National Hockey League and National Collegiate Athletic Association logos and insignias.


  PRODUCT

     Management believes Imperial has maintained its market position due to its competitive edge in color and design. Its in-house studio of approximately 35 artists represents a major strategic investment by Imperial which is supplemented by an active licensing program under which Imperial licenses proven designs from well-known designers. Imperial is continuously introducing new designs and color concepts that supplement its already vast library.

     Imperial offers a large number of well-known brand names, including Imperial, United, Sterling Prints, Katzenbach & Warren, Greeff, Albert Van Luit and Plexus. In addition to these in-house brands, Imperial licenses a number of well-known brand names, including Gear, Laura Ashley, Pfaltzgraff, Croscill, Mario Buatta, David and Dash, Louis Nichole, Clarence House and Carlton Varney, for which it converts home furnishing designs into wallcovering designs. Imperial also distributes the lines of John Wilman, Great Britain's largest wallcoverings designer and manufacturer. Imperial's products sell at the retail level from $5 per single roll to more than $100 per single roll, with most products selling in the $8 to $14 range.

     In recent years, there has been increasing demand for wallcoverings coordinated with decorative accessories such as window treatments, bedding, upholstery fabric and other textile products. To satisfy this demand from upscale home furnishings customers, Imperial provides fabrics, which it generally purchases outside the Company, that are coordinated with its wallcovering designs. Some of these fabrics are supplied by the Mastercraft and Greeff divisions of the Company.

  CUSTOMERS

     Dealers and chains account for the largest portion of Imperial's customer base. Management believes that the Company has the leading share in each of these channels. Management believes that Imperial has the most extensive dealer network in the U.S., selling to approximately 15,000 dealers. Imperial also sells to many of the leading chains in the country, including Home Depot, Lowes, Sears, Sherwin Williams and Target.

  MANUFACTURING

     Imperial is the only manufacturer of wallcoverings that is vertically integrated from paper production to the design and distribution of finished wallcoverings. Management estimates that Imperial accounts for approximately 30% of wallpaper manufacturing capacity in North America. Imperial's objective is to be the lowest cost manufacturer in the industry. In pursuit of this objective, Imperial has completed several manufacturing efficiency programs over the past several years, including significantly reducing the set up times in gravure printing through implementation of single-minute-exchange-of-die techniques.

  COMPETITION

     As a result of the recent economic downturn in the wallcoverings industry, many weaker competitors withdrew from the U.S. wallcoverings market. In addition, further contraction is expected to occur as sales of wallcoverings shift to chain stores, which along with other retailers prefer working with fewer, larger suppliers. Imperial is well positioned to benefit from these developments.

     Competition in the wallcoverings industry is based on design, price and customer service. Imperial's principal competitors are Borden, GenCorp, F.S. Schumacher and Seabrook Wallcoverings.

  FACILITIES


     Imperial owns and operates five manufacturing facilities in the United States and three in Canada, as well as three distribution centers in the United States. The Company believes that these facilities have sufficient capacity to meet anticipated needs.


EMPLOYEES


     As of January 29, 1994, the Company's subsidiaries employed approximately 12,000 persons on a full-time or full-time equivalent basis. Approximately 2,200 of such employees are represented by labor unions. Management believes that the Company's relations with its employees and with the unions that represent certain of them are good. See "Risk Factors--Collective Bargaining Agreements".

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     As of the consummation of the Offerings and giving effect to the Recapitalization, the executive officers and directors of the Company, and their ages as of April 10, 1994, will be as follows:

     NAME                                 AGE                                    POSITIONS
- ------------------------------------  -----------  ---------------------------------------------------------------------
Thomas E. Hannah....................          55   Chief Executive Officer and Director
William J. Brucchieri...............          51   President of Imperial Wallcoverings
John D. Moose.......................          57   President of North American Auto Group
Harry F. Schoen III.................          58   President of Mastercraft Division
Elizabeth R. Philipp................          37   Executive Vice President, General Counsel and Secretary
Mark O. Remissong...................          41   Senior Vice President and Chief Financial Officer
Paul W. Meeks.......................          41   Vice President and Treasurer
David A. Stockman...................          47   Co-Chairman of the Board of Directors
Bruce Wasserstein...................          46   Co-Chairman of the Board of Directors
James R. Birle......................          58   Director
John P. McNicholas..................          31   Vice Chairman
Stephen A. Schwarzman...............          47   Director
Randall J. Weisenburger.............          35   Vice Chairman and Director
W. Townsend Ziebold, Jr.............          32   Director


     Set forth below is certain information about each of the Company's executive officers and directors. Unless otherwise indicated, positions listed are with the Company. Following the Offerings, the Company expects to elect two additional directors who are not affiliated with the Company or the Partners. In connection with the Offerings, the Company will adopt a charter provision creating a classified Board consisting of three classes of three directors each. Each class of directors of the Company will be elected at an annual meeting of stockholders on staggered three-year terms, such that only one class of directors will be elected each year. See "Description of the Capital Stock--Anti-takeover Provisions".


     THOMAS E. HANNAH. Chief Executive Officer of the Company as of the consummation of the Offerings. President and Chief Executive Officer of the Collins & Aikman Textile and Wallcoverings Group from November 1991 to consummation of the Offerings, and named an executive officer of the Company in April 1993. President and Chief Executive Officer of the Collins & Aikman Textile Group from February 1989 to November 1991. President of Milliken & Company's Finished Apparel Division prior to that.

     WILLIAM J. BRUCCHIERI. President of Imperial Wallcoverings since February 1993 and named an executive officer of the Company in April 1994. Executive Vice President of Imperial from March 1992 to January 1993. Executive Vice President of the Mastercraft division from January 1990 to February 1992. Vice President, Operations of the Mastercraft division from August 1989 to January 1990. Mr. Brucchieri joined a wholly-owned subsidiary of the Company in 1988.

     JOHN D. MOOSE. President of the North American Auto Group since June 1989, and named an executive officer of the Company in April 1994. Mr. Moose joined a wholly-owned subsidiary of the Company in 1960.

     HARRY F. SCHOEN III. President of the Mastercraft division since January 1993 and named an executive officer of the Company in April 1994. Executive Vice President and Chief Operating Officer of the Mastercraft division from April 1992 to December 1992. General Manager of Milliken & Company's Greige Fine Goods Group prior to that.

     ELIZABETH R. PHILIPP. Executive Vice President, General Counsel and Secretary of the Company since April 1994. Vice President, General Counsel and Secretary of the Company from April 1993 to April 1994. Vice President and General Counsel from September 1990 to April 1993. Prior to that, associated with the law firm of Cravath, Swaine & Moore.

     MARK O. REMISSONG. Senior Vice President and Chief Financial Officer of the Company as of the consummation of the Offerings. Since December 1993, Senior Vice President and Chief Financial Officer of a wholly-owned subsidiary of the Company and an executive officer of the Company. Vice President of Finance for Burlington Industries from 1989 until December 1993.

     PAUL W. MEEKS. Vice President and Treasurer of the Company since September 1992. Assistant Treasurer of the Company from April 1988 to September 1992. Mr. Meeks joined a wholly-owned subsidiary of the Company in 1982.


     DAVID A. STOCKMAN. Co-Chairman of the Board of Directors of the Company since July 1993 and a Director of the Company since October 1988. General Partner of Blackstone Group Holdings L.P. (the "Blackstone Group") since 1988. Mr. Stockman is also a director of Edward J. DeBartolo Corporation.



     BRUCE WASSERSTEIN. Co-Chairman of the Board of Directors of the Company since June 1992. Chief Executive Officer and Chairman or President of Wasserstein Perella Group, Inc. ("WP Group") since 1988 and Chairman and Chief Executive Officer of Wasserstein Perella Management Partners, Inc. ("WP Management") since June 1992. Mr. Wasserstein is also Chairman of the Board of Maybelline, Inc.



     JAMES R. BIRLE. A Director of the Company since 1988 and Co-Chairman of the Board of Directors of the Company from October 1988 until July 1993. General Partner of the Blackstone Group since 1988. Mr. Birle is also a director of Connecticut Mutual Life Insurance Co., Great Lakes Dredge & Dock Corporation, and Transtar, Inc.



     JOHN P. MCNICHOLAS. Vice Chairman of the Company since April 1994. Deputy Chairman of the Company from July 1992 to April 1994. Vice President of the Blackstone Group since January 1992; Associate of the Blackstone Group from November 1990 to December 1991; Associate, Merchant Banking Group--Merrill Lynch Capital Markets from August 1989 to November 1990.



     STEPHEN A. SCHWARZMAN. A Director of the Company since October 1988 and President of the Company from its inception to consummation of the Offerings. Co-Founding Partner of the Blackstone Group and President and Chief Executive Officer of The Blackstone Group L.P. ("Blackstone") since 1985. Mr. Schwarzman is also a director of Great Lakes Dredge & Dock Corporation and Transtar, Inc.



     RANDALL J. WEISENBURGER. Vice Chairman of the Company since April 1994 and a Director of the Company since 1989. Deputy Chairman of the Company from July 1992 until April 1994. Managing Director of Wasserstein Perella & Co., Inc. ("WP&Co.") since December 1993; Director of WP&Co. from December 1992 to December 1993; Vice President of WP&Co. from December 1989 to December 1992; Associate of WP&Co. from 1988 to December 1989. Mr. Weisenburger is also Vice Chairman of the Board of Maybelline, Inc. and Chairman of the Yardley Lentheric Group.


     W. TOWNSEND ZIEBOLD, JR. Director of the Company since December 1992. Director of WP&Co. since December 1993; Vice President of WP&Co. from December 1991 to December 1993; Associate of WP&Co. from 1988 to December 1991. Mr. Ziebold is also a director of Maybelline, Inc.

COMPENSATION OF DIRECTORS


     Effective upon consummation of the Offerings, each director (or the Partner who designates such director to the Board of Directors) will receive an annual fee of $40,000, payable quarterly.



     In July 1992, C&A Co. entered into an employment agreement with Mr. Hannah, which was amended as of February 1994. The agreement, as amended, provides for an initial base salary of $525,000 and participation in any executive bonus plan of C&A Co., with a target bonus of 75% of base salary then in effect up to a maximum of 150% of base salary. Under the executive bonus plan currently in effect, Mr. Hannah is to receive the target bonus with respect to any fiscal year in which the Company achieves all the goals set by the Company's Board of Directors or an appropriate committee thereof for such year. Financial goals for the current fiscal year relate to earnings before interest and taxes. The executive bonus plan may change at any time. The agreement expires January 31, 1997, with automatic one-year renewals thereafter unless C&A Co. notifies Mr. Hannah prior to that time of its intention to terminate the agreement. In the event of involuntary termination for reasons other than cause and other than a change of control, the agreement provides for severance benefits equal to Mr. Hannah's base salary then in effect for a period of one year from the termination date plus any unpaid cash bonus for the prior year and a pro rata portion of any bonus he would have received had he been employed for the entire year. C&A Co. also entered into a letter agreement with Mr. Hannah in May 1991 pursuant to which Mr. Hannah is entitled to receive an amount equal to two times his base salary then in effect in the event his employment is terminated within three months prior to or one year following a change of control (as defined) of C&A Co.. In 1993, Mr. Hannah received a base salary of $415,000, a cash bonus of $783,960, and payouts under the Equity Share Plan referred to below and other compensation aggregating $2,339,388.


THE COMPANY'S OPTION PLANS

     In 1988, Group implemented the Wickes Equity Share Plan (the "Equity Share Plan") for the purposes of attracting, retaining and motivating key employees of Group and its subsidiaries. In October 1993, the Equity Share Plan was terminated in accordance with its terms. Concurrently, Group announced its intention to implement a new stock option plan. Accordingly, the Company created a special purpose 1993 Employee Stock Option Plan (the "1993 Plan") to provide for the one-time award of options to purchase shares of Common Stock to active key employees in recognition of their prior service. In addition, the 1994 Employee Stock Option Plan (the "1994 Plan") was created as a successor to the 1993 Plan to facilitate future awards of Options to key employees and to consultants. The term "Option" as used herein refers to either a NQSO or an ISO (each as defined below), as the case may be.

     Each of the Company's stock option plans is administered, and options thereunder are granted, by a duly authorized committee (the "Committee") of the Board of Directors (the members of which shall be disinterested (as defined in Rule 16b-3 under the Exchange Act), unless otherwise determined by the Board), or by the Board if there is no such committee.


     Based on the midpoint of the estimated initial public offering price range, the estimated fair market value of a share of Common Stock underlying an Option as of June 1, 1994 was $15.50.


  1993 EMPLOYEE STOCK OPTION PLAN

     The Company adopted the 1993 Plan effective January 28, 1994 (the "Effective Date of the 1993 Plan").

     SHARES SUBJECT TO OPTIONS. The 1993 Plan authorizes the issuance of up to 3,119,466 shares of Common Stock (with no more than 1,000,000 shares to any employee in any calender year) upon the exercise of non-qualified stock options ("NQSOs") granted to certain key employees of the

Company. Key employees are those active executive officers and other valuable employees of the Company that are selected by the Committee to participate in the 1993 Plan. Under the 1993 Plan no Options may be granted after December 31, 1995.

     OPTIONS. Options issued pursuant to the 1993 Plan will be exercisable at such price, not less than the par value of the Common Stock purchasable thereunder, as may be fixed by the Committee. Shares of Common Stock purchased pursuant to the exercise of Options shall be paid for at the time of exercise as follows: (i) in cash or by check, bank draft or money order; (ii) if the Common Stock is traded on a national securities exchange, through the delivery of instructions to a broker to deliver the purchase price; or (iii) on other terms acceptable to the Committee (which may include payment by transfer of shares owned by the participant for at least six months or the surrender of Options).

     Options granted under the 1993 Plan are subject to restrictions on transfer and exercise. No Option granted under the 1993 Plan may be exercised prior to the earlier of the closing of a Public Offering (as defined in the 1993 Plan) or the expiration of two years from the Effective Date of the 1993 Plan, subject to acceleration in the event of a Change in Control of the Company (as defined in the 1993 Plan) and subject to the authority of the Committee to permit earlier exercise in its sole discretion. The Committee may set a schedule of exerciseability with regard to each Option grant, subject to acceleration in the event of a Change in Control of the Company. Also, no Option may be exercisable after the expiration of ten years from the date of its grant. Moreover, no Option may be transferred, assigned, pledged or hypothecated in any way except by will or under applicable laws of descent and distribution. Shares of Common Stock purchased upon exercise of an Option ("Shares") may not be transferred for a period of two years following the initial Public Offering of the Company, or such shorter time as the Committee may in its sole discretion determine.

     In consideration of the grant of Options, an employee shall be required to agree not to engage, without the written consent of the Committee, in any Competitive Activity (as defined in the 1993 Plan) during the participant's employment by the Company and, in the event any Options shall vest, for a period of one year following termination of employment. Options that were exercisable upon a participant's termination of employment by the Company other than for cause remain exercisable following such termination for a period of: (a) one year, in the case of death or disability, (b) 90 days, in the case of retirement or termination by the Company other than for cause and (c) in all other instances, 30 days following such termination, in each case subject to extension by the Committee. Except as otherwise determined by the Committee, Options that were not exercisable at the time of a participant's termination of employment by the Company shall automatically be canceled upon such termination. The Committee has the discretion under the 1993 Plan to impose in a participant's Option Agreement such other conditions, limitations and restrictions as it determines are appropriate in its sole discretion, including any waivers of rights which a participant may have.

     The 1993 Plan provides for the Committee to have the right to make appropriate adjustments in the number and kind of securities receivable upon the exercise of Options or the exercise price in the event of a stock split, stock dividend, merger, consolidation, reorganization, spinoff, partial or complete liquidation or other similar changes in the capital structure or other corporate transactions. The 1993 Plan also gives the Committee the option to terminate all outstanding Options effective upon the consummation of a merger or consolidation in which the Company is not the surviving entity or of any other transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or upon the consummation of the sale or transfer of all of the Company's assets (any such event an "Acquisition Event"), subject to the right of participants to exercise all outstanding Options prior to the effective date of the Acquisition Event.

     As of the date hereof, Options for approximately 3,000,000 Shares granted to approximately 60 employees are outstanding. At the date the 1993 Plan was adopted, approximately 65 employees were eligible to participate in the 1993 Plan.


  1994 EMPLOYEE STOCK OPTION PLAN

     The Company adopted the 1994 Plan effective April 15, 1994 (the "Effective Date of the 1994 Plan").

     SHARES SUBJECT TO OPTIONS. The 1994 Plan authorizes the issuance of up to 2,980,534 shares of Common Stock (with no more than 1,000,000 shares to any employee or consultant in any calender year, with any unused portion thereof carried forward) upon the exercise of Incentive Stock Options ("ISOs") and NQSOs granted to certain key employees and NQSOs granted to executive consultants of the Company. Key employees are those active executive officers or other valuable employees of the Company that are selected by the Committee to participate in the 1994 Plan. Executive consultants are those executive-level consultants of the Company that are selected by the Committee to participate in the 1994 Plan. No Options may be granted after ten years from the Effective Date of the 1994 Plan.

     OPTIONS. In the case of ISOs, the exercise price of an Option may not be less than 100% of the Fair Market Value (as defined in the 1994 Plan) of a share of Common Stock at the time of grant (or 110% of such Fair Market Value if the grantee owns more than 10% of the shares of Common Stock outstanding at the time of grant (a "Ten Percent Shareholder")). NQSOs issued pursuant to the 1994 Plan will be exercisable at such price, not less than the Fair Market Value of a share of Common Stock at the time of grant, as may be fixed by the Committee, provided, that, prior to the initial Public Offering of the Company, Options may be issued with an exercise price below the Fair Market Value of a share of Common Stock at the time of the grant. Shares purchased pursuant to the exercise of Options shall be paid for at the time of exercise as follows: (i) in cash or by check, bank draft or money order; (ii) if the Shares are traded on a national securities exchange, through the delivery of instructions to a broker to deliver the purchase price; or (iii) on other terms acceptable to the Committee (which may include payment by transfer of shares owned by the participant for at least six months or the surrender of Options).

     Options granted under the 1994 Plan are subject to restrictions on transfer and exercise. No Option granted under the 1994 Plan may be exercised prior to the earlier of the closing of a Public Offering (as defined in the 1994 Plan) or the expiration of five years from the Effective Date of the 1994 Plan, subject to acceleration in the event of a Change in Control of the Company (as defined in the 1994 Plan) and subject to the authority of the Committee to permit earlier exercise in its sole discretion. In addition, the Committee may set a schedule of exerciseability with regard to each Option grant, subject to acceleration in the event of a Change in Control of the Company. Also, no Option may be exercisable after the expiration of ten years from the date of its grant (or five years, in the case of ISOs granted to a Ten Percent Shareholder). Moreover, no Option may be transferred, assigned, pledged or hypothecated in any way except by will or under applicable laws of descent and distribution. Shares of Common Stock purchased upon exercise of an Option may not be transferred for a period of two years following the initial Public Offering of the Company, or such shorter time as the Committee may in its sole discretion determine.

     In consideration of the grant of Options, each employee will be required to agree not to engage, without the written consent of the Committee, in any Competitive Activity (as defined in the 1994 Plan) during the participant's employment by the Company, and in the event any Options shall vest, for a period of one year following termination of employment. Options that were exercisable upon a participant's termination of employment or consultancy by the Company other than for cause remain exercisable following such termination for a period of: (a) one year, in the case of death or disability, (b) 90 days, in the case of retirement or termination other than for cause and (c) in all other instances, 30 days following such termination, in each case subject to extension by the Committee. Except as otherwise determined by the Committee, Options that were not exercisable at the time of a participant's termination of employment or consultancy by the Company shall automatically be canceled upon such termination. The Committee has the discretion under the 1994 Plan to impose in a participant's Option Agreement such other conditions, limitations and restrictions as it determines are appropriate in its sole discretion, including any waivers of rights which a participant may have.

     The 1994 Plan provides for the Committee to have the right to make appropriate adjustments in the number and kind of securities receivable upon the exercise of Options or the exercise price in the event of a stock split, stock dividend, merger, consolidation, reorganization, spinoff, partial or complete liquidation or other similar changes in the capital structure or other corporate transactions. The 1994 Plan also gives the Committee the option to terminate all outstanding Options effective upon the consummation of a merger or consolidation in which the Company is not the surviving entity or of any other transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or upon the consummation of the sale or transfer of all of the Company's assets (any such event an "Acquisition Event"), subject to the right of participants to exercise all outstanding Options prior to the effective date of the Acquisition Event.


     As of the date hereof, Options for approximately 200,000 Shares granted to seven employees are outstanding, leaving Options for approximately 2,800,000 Shares available for grant to employees and consultants in the future. At the date the 1994 Plan was adopted, approximately 500 employees were eligible to participate in the 1994 Plan.


     FEDERAL INCOME TAX CONSEQUENCES

     Under Federal income tax law as currently in effect, neither ISOs nor NQSOs require an optionee to recognize income at the time of grant. However, upon the exercise of a NQSO, the optionee will recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock over the aggregate exercise price. With respect to an ISO, no income is recognized by the optionee in connection with the exercise, although the excess of the fair market value of the Common Stock at exercise over the aggregate exercise price results in alternative minimum taxable income which is used in determining for the optionee alternative minimum tax liability. The optionee will be subject to taxation at the time Shares acquired upon the exercise of an ISO are sold. If the sale occurs at least two years after the date the ISO was granted and at least one year after the date it was exercised, the optionee generally will recognize capital gain in an amount equal to the excess of the proceeds of the sale over the aggregate exercise price of the Shares sold. If the optionee disposes of such Shares within two years of the date an Option was granted or within one year of receipt of the Shares pursuant to the exercise of an ISO, the optionee will recognize ordinary income, in an amount equal to the excess of the fair market value of the Shares on the date of the exercise over the exercise price. The excess, if any, of the amount realized upon disposition of such Shares over the fair market value of the Shares on the date of exercise will be long or short term capital gain, depending upon the holding period of the Shares, providing the optionee holds the shares as a capital asset at the time of disposition. If such disposition of the Shares by the optionee within two years of the date of grant of the Option is a sale or exchange with respect to which a loss (if sustained) would be recognized by the optionee, then the amount which is includable in the gross income of the optionee shall not exceed the excess (if any) of the amount realized on the sale or exchange over the adjusted basis of such Shares.


     The Company's tax consequences will also depend upon whether an option is an ISO or a NQSO. In the case of a NQSO, the Company will be entitled, subject to the possible application of Sections 162(m) and 280G of the Code as discussed below, to a deduction in connection with the
                                       59
optionee's exercise in an amount equal to the income recognized by the optionee, provided that the Company complies with applicable withholding tax requirements, if any. If the Option is an ISO, however, the Company will not be entitled to a deduction if the optionee satisfies holding period requirements and recognizes capital gain. If those requirements are not satisfied, the Company will be entitled to a deduction corresponding to the ordinary income recognized by the optionee, subject to the possible application of Section 162(m) of the Code as discussed below. Section 162(m) of the Code denies a deduction to any corporation, whose common shares are publicly held, for compensation paid to certain covered employees in a taxable year to the extent that such compensation exceeds $1 million. Covered employees are a company's chief executive officer on the last day of the taxable year and any other individual whose compensation is required to be reported to shareholders under the Exchange Act by reason of being among the four highest compensated officers in office at the end of the taxable year. The amount of ordinary income recognized by an optionee in the year of exercise (or in the case of an ISO, disqualifying sale) is considered in determining whether a covered employee's compensation exceeds $1 million. Compensation paid under certain qualified performance based compensation arrangements, which provide for compensation based on preestablished performance goals established by a compensation committee that is comprised solely of two or more outside directors and which is disclosed to, and approved by, the majority of the company's shareholders, is not considered in determining whether a covered employee's compensation exceeds $1 million. The legislative history to
Section 162(m) and the proposed regulations recently issued under Section 162(m) provide that compensation attributable to options which provide for an exercise price less than the fair market value of the underlying shares on the date of grant ("discount options") will not be treated as paid pursuant to a qualified performance based compensation arrangement. The proposed regulations generally provide, although the matter is not entirely clear, that option plans (and any options issued thereunder) that were adopted prior to the time a company publicly offers its common equity securities will not be subject to the Section 162(m) limitation, provided such plan is adequately disclosed by the company in a prospectus issued in connection with a public offering of common equity securities. Since the 1993 Plan and the 1994 Plan were adopted prior to the effective date of the Registration Statement of which this Prospectus is a part, the 1993 Plan and the 1994 Plan (and any options issued thereunder) may be exempt from the application of Section 162(m). The Company intends to review this issue (including any additional guidance which may hereafter be issued by the Internal Revenue Service or the courts) at the time any employee exercises options, the compensation element of which, when combined with other compensation received by such employee during the taxable year, exceeds $1 million, and consider whether and to what extent the 1993 Plan and the 1994 Plan and the options at issue are subject to the Section 162(m) limitation.


     If there is an acceleration of the exercisability of Options upon a change of ownership or control of the Company or a change in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G of the Code), all or a portion of the income realized by the optionee (from the exercise of Options and from any other payments made to the optionee by the Company) may constitute "excess parachute payments" under Section 280G. The optionee receiving excess parachute payments incurs an excise tax of 20% of the amount of the payments in excess of the employee's average annual compensation for the five calendar years preceding the year of the event causing the acceleration and the Company is not entitled to a deduction for such excess amounts.



  NEW PLAN BENEFITS


     The table below shows Options that have been granted or will be granted prior to the consummation of the Offerings under the 1993 Plan and the 1994 Plan to (i) any Named Executive Officer (as defined below), (ii) any executive officer who is a member of the continuing management group and who is not a Named Executive Officer, (iii) all current executive officers as a group and
(iv) all employees, including all current officers who are not executive officers, as a group. The term

"Named Executive Officer" is defined for these purposes to include (i) Mr. Stockman and Mr. Wasserstein, the Company's Co-Chairmen of the Board, Mr. Schwarzman, the Company's President prior to the consummation of the Offerings, Mr. Birle, the Company's former Co-Chairman of the Board, and two former executive officers who would have been among the Company's four most highly compensated executive officers but for the fact that they were not serving as executive officers at the end of the fiscal year ended January 29, 1994, none of whom has been granted any Options, and (ii) the Company's four most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended January 29, 1994 and whose total annual salary and bonus exceeded $100,000.



                          EMPLOYEE STOCK OPTION GRANTS



                                                                             NUMBER OF
                                                                PER SHARE      SHARES
                                                                EXERCISE     UNDERLYING     EXPIRATION
     NAME AND POSITION AFTER THE OFFERINGS                        PRICE       OPTIONS          DATE           PLAN
- -------------------------------------------------------------  -----------  ------------  ---------------  ----------
Thomas E. Hannah.............................................   $    3.99        841,230           (1)           1993
  Chief Executive Officer                                            8.26        140,205           (1)           1993
William J. Brucchieri........................................        3.99         77,184           (1)           1993
  President of Imperial Wallcoverings                                8.26         61,757           (1)           1993
John D. Moose................................................        3.99        146,555           (1)           1993
  President of North American Auto Group                             8.26         50,074           (1)           1993
Harry F. Schoen III..........................................        3.99         97,998           (1)           1993
  President of Mastercraft Division                                  8.26         66,007           (1)           1993
Elizabeth R. Philipp.........................................        3.99         83,508           (1)           1993
  Executive Vice President, General Counsel and Secretary            8.26          8,345           (1)           1993
Mark O. Remissong............................................        4.43         44,735           (2)           1994
  Senior Vice President and Chief Financial Officer                  8.26         33,267           (2)           1994
Paul W. Meeks................................................        3.99         11,403           (1)           1993
  Vice President and Treasurer
Executive Group--1993 Plan...................................        3.99      1,257,878           (1)           1993
                                                                     8.26        326,388           (1)           1993
Executive Group--1994 Plan...................................        4.43         44,735           (2)           1994
                                                                     8.26         33,267           (2)           1994
Non-Executive Employee Group--1993 Plan......................        3.99      1,292,465           (1)           1993
                                                                     4.43         67,261           (1)           1993
                                                                     8.26         92,220           (1)           1993
Non-Executive Employee Group--1994 Plan......................        4.43         76,507           (2)           1994
                                                                     8.26         15,125           (2)           1994


- ---------------

(1) January 28, 2004

(2) April 15, 2004

                       PRINCIPAL AND SELLING STOCKHOLDERS
                           AND CERTAIN RELATIONSHIPS



     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the existing holders of Common Stock in excess of 5% after giving effect to the Recapitalization (including the exchange by Blackstone Partners and WP Partners of $94.3 million and $98.9 million, respectively, of the PIK Notes of the Company held by them for shares of Common Stock), (i) before the Offerings, (ii) as adjusted to give effect to the Offerings and (iii) assuming the over-allotment options are exercised in full. All information with respect to beneficial ownership has been furnished by the respective stockholder. Unless otherwise indicated below, after the Offerings the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names.


                                                                                                               SHARES
                                                                                                             BENEFICIALLY
                                                                                                             OWNED AFTER
                                                                                                                 THE
                                                                                                             OFFERINGS,
                                                                                                              AND AFTER
                                                                                                                 THE
                          SHARES BENEFICIALLY OWNED                                                          EXERCISE OF
                                                                  SHARES BENEFICIALLY OWNED                  OVERALLOTMENT
                             BEFORE THE OFFERINGS                    AFTER THE OFFERINGS                       OPTIONS
                          --------------------------             ---------------------------                 -----------
                                                                                              OVERALLOTMENT
                                                                                              OPTION SHARES
    NAME AND ADDRESS                                  SHARES TO                                   TO BE
 OF SELLING STOCKHOLDER     NUMBER      PERCENTAGE     BE SOLD      NUMBER      PERCENTAGE     OFFERED(1)      NUMBER
- ------------------------  -----------  -------------  ---------  ------------  -------------  -------------  -----------
Blackstone Capital         21,494,417         46.0%   2,500,000    18,994,417         28.5%      1,875,000    17,119,417
  Partners L.P.(2)(3)
  118 North Bedford Road
  Suite 300
  Mount Kisco, NY 10549
Wasserstein Perella        23,075,953         49.4%   2,500,000    20,575,953         30.8%      1,875,000    18,700,953
  Partners, L.P.(4)
  31 West 52nd Street
  New York, NY 10019

    NAME AND ADDRESS
 OF SELLING STOCKHOLDER    PERCENTAGE
- ------------------------  -------------
Blackstone Capital               25.7%
  Partners L.P.(2)(3)
  118 North Bedford Road
  Suite 300
  Mount Kisco, NY 10549
Wasserstein Perella              28.0%
  Partners, L.P.(4)
  31 West 52nd Street
  New York, NY 10019



- ---------------


(1) The Partners have granted the U.S. Underwriters an overallotment option to purchase up to 3,000,000 shares of Common Stock and the International Underwriters an overallotment option to purchase up to 750,000 shares of Common Stock.



(2) Includes 1,290,741 shares of Common Stock owned of record by Blackstone Family Investment Partnership II L.P. and 113,447 shares of Common Stock owned of record by Blackstone Advisory Directors Partnership L.P., each an affiliate of Blackstone Partners. Blackstone Partners possesses an irrevocable proxy to vote these shares.



(3) Blackstone Partners is a Delaware limited partnership formed for the purpose of, among other things, (i) committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and (ii) capitalizing affiliates which will engage in investment and merchant banking activities. The sole general partner of Blackstone Partners is Blackstone Management Associates L.P. ("Blackstone Associates"), a Delaware limited partnership whose general partners include Messrs. Birle, Schwarzman and Stockman. At present, the business of Blackstone Associates consists of performing the function of, and serving as, the general partner of certain limited partnerships, including Blackstone Partners. Messrs. Birle, Schwarzman and Stockman are also general partners of Blackstone Management.



(4) WP Partners is a Delaware limited partnership, the general partner of which is WP Management. Mr. Wasserstein is Chairman and Chief Executive Officer of WP Management and WP Group. WP Partners was formed by WP Group for the purpose of participating in merchant banking activities, including committing capital to the organization and consummation of leveraged buyout transactions. WP Management and WP Group are both Delaware corporations. WP Management is engaged in managing WP Partners. WP Group is an international private advisory and merchant banking firm. The principal subsidiary of WP Group is WP & Co., an international investment banking firm.



     Prior to the consummation of the Recapitalization, each of Blackstone Partners and WP Partners beneficially owns, through Holdings II, 50% of the outstanding voting Common Stock of the Company. After consummation of the Recapitalization and the issuance of shares of Common Stock in the Offerings (assuming that the Underwriters' over-allotment options are not exercised), each of Blackstone Partners and its affiliates and WP Partners will beneficially own 28.5% and 30.8%,
                                       62
respectively, of the outstanding Common Stock and will be in a position to control the Company. It is also expected that the Partners and their respective affiliates may in the future act in various capacities in connection with transactions to which the Company is a party.


     In 1993, Group paid each of the Managers-Advisors an annual operating management fee of $1 million. Group also paid each of the Managers-Advisors an annual management and financial advisory services fee of $1.5 million, paid quarterly in advance. Group also has reimbursed the Managers-Advisors for out-of-pocket expenses in connection with their management services.



     Since the beginning of 1993, in connection with the divestiture of the Engineering Group, Group has paid divestiture fees (i) to Blackstone Management Partners L.P., an affiliate of Blackstone ("Blackstone Management") in the amount of approximately $512,500 and (ii) to WP&Co. and WP Partners in an aggregate amount of $512,500. Since the beginning of 1993, in connection with the consummation of two credit agreements by Kayser-Roth, Group has paid fees
(i) to Blackstone Management in the amount of $375,000 and (ii) to WP&Co. and WP Partners in an aggregate amount of $375,000. Since the beginning of 1993, Group has paid $1,394,000 to each of the Managers-Advisors in connection with the divestiture of Kayser-Roth.



     In September 1993, Blackstone entered into an agreement with Group to provide advisory services and assistance in connection with the sale or disposition by Group of its Builders Emporium division. The agreement provides for reimbursement of out-of-pocket expenses plus payment of fees to be paid by Group to Blackstone of (i) $100,000 per month, commencing with the month ending September 25, 1993 and ending with the month ending January 29, 1994 and (ii) $100,000 for the quarter commencing January 30, 1994 and ending April 30, 1994. Since the beginning of 1993, Group has paid $600,000 under this agreement. In addition, Blackstone negotiated with Arkaid Incorporated, a real estate consultant ("Arkaid"), to receive 20% of the incentive fees payable to Arkaid by Group in connection with the resolution of lease liabilities of Builders Emporium. Since the beginning of fiscal 1993, no such incentive fees have been accrued or paid to Arkaid.


     The Board of Directors of Group has authorized the investment by Group from time to time of amounts not to exceed $5 million in a short-term investment fund to which Blackrock Financial Management L.P. serves as investment advisor. Blackrock Financial Management L.P., an affiliate of Blackstone, charges annual management fees equal to 0.3% of the amount invested, plus nominal out-of-pocket expenses. Since the beginning of 1993, Group has paid to Blackrock Financial Management L.P. fees of approximately $7,000.


     During the first quarter of 1994, the Company incurred expenses of $2.5 million for services performed by Blackstone Partners and WP Partners in connection with a comprehensive review of the Company's liabilities associated with discontinued operations, including surplus real estate, postretirement and workers compensation liabilities. During the first quarter of 1994, the Company incurred expenses of $3.25 million for services performed by Blackstone Partners and $2.75 million for services performed by WP Partners in connection with the Company's review of refinancing and strategic alternatives as well as certain other advisory services.



     It is anticipated that each of the Managers-Advisors will receive a $1 million monitoring fee and the reimbursement of expenses from the Company pursuant to the Stockholders Agreement, which will be effective as of the consummation of the Recapitalization, and that any transaction with affiliates not contemplated by the Stockholders Agreement will be passed upon by the independent directors.


     Each Partner and the Company has a right of first refusal with regard to sales of Common Stock by each Partner (with certain exceptions as long as the transferee has a similar obligation). Each Partner also has the right to sell along with the other (with certain exceptions). The Prudential Insurance Company of America and certain of its affiliates, which upon consummation of the Offerings will own approximately 1,712,424 Shares of Common Stock, have certain rights to participate in any sale by Blackstone Partners.



     Each Partner has the right to require the Company to effect up to five (but no more than two in any year) registration statements covering sales of Common Stock by such Partner. All expenses of such demand registration shall be paid by the selling Partner. Each Partner also has unlimited rights to "piggyback" on any Company registration. No demand registration may be requested prior to January 1, 1995.



     Pursuant to the Stockholders Agreement, each Partner will initially be entitled to designate three nominees to the Board of Directors.



                             NEW CREDIT FACILITIES



     The Company has entered into a commitment letter (the "Commitment Letter") with Chemical Bank ("Chemical") pursuant to which Chemical has committed to provide the New Credit Facilities in an aggregate amount of $775 million, subject to the execution of definitive documentation (including a new credit agreement (the "New Credit Agreement") and a receivables purchase agreement (the "Receivables Purchase Agreement")) and to other terms and conditions set forth in the Commitment Letter. Chemical, through one of its affiliates, intends to form a syndicate of banks and other financial institutions to participate in the New Credit Facilities.



     The New Credit Facilities will consist of (i) an eight-year senior secured term loan facility (the "Closing Date Term Loan Facility") in an aggregate principal amount of $450 million, which will be drawn in full on the Closing Date, (ii) an eight-year senior secured term loan facility (the "Delayed Draw Term Loan Facility") in an aggregate principal amount of $25 million, which may be drawn in full or in part on or prior to the first anniversary of the Closing Date, (iii) a seven-year senior secured revolving credit facility (the "Revolving Facility", together with the Closing Date Term Loan Facility and the Delayed Draw Term Loan Facility, the "Credit Agreement Facilities") in an aggregate principal amount of up to $150 million and (iv) a seven-year receivables facility (the "Receivables Facility") in an aggregate amount of up to $150 million.



     The proceeds of loans under the Closing Date Term Loan Facility will be used by the Company, together with the net proceeds of the Offerings, borrowings under the Revolving Facility, proceeds of the Receivables Facility and the Company's existing cash, to refinance existing indebtedness and preferred stock of the Company and certain of its subsidiaries. See "Use of Proceeds and Consolidation". Borrowings may be effected under the Delayed Draw Term Loan Facility during the one-year period following the date of the inital funding under the Credit Agreement Facilities (the "Closing Date"); provided, however, that borrowings under the Delayed Draw Term Loan Facility will not be available unless the Company receives at least $275 million in gross cash proceeds in connection with the Offerings. The proceeds of loans under the Delayed Draw Term Loan Facility will be used by the Company (i) if the Company establishes an ESOP following the completion of the Offerings, to finance purchases of shares by such ESOP or (ii) to finance acquisitions permitted by the terms of the New Credit Agreement. The proceeds of loans under the Revolving Facility (other than as set forth in the first sentence of this paragraph) will be used by the Company for general corporate purposes, including working capital and acquisitions.



CREDIT AGREEMENT FACILITIES



     The Company's wholly-owned subsidiary, Group, will be the borrower (the "Borrower") under the Credit Agreement Facilities, although a portion of the Closing Date Term Loan Facility and the Revolving Facility will be available for loans to certain Canadian subsidiaries of the Borrower. Loans outstanding under the Credit Agreement Facilities will bear interest, which will be due quarterly, at a rate equal to the Borrower's choice of (i) Chemical's Alternate Base Rate (which is
                                       64
the highest of Chemical's announced prime rate, the Federal Funds Rate plus 1/2% and Chemical's base certificate of deposit rate plus 1%) ("ABR") plus the ABR Margin per annum or (ii) the offered rates for Eurodollar deposits for one, two, three, six, nine, or twelve months (as selected by the Borrower) appearing on page 3750 (or any successor page) of the Dow Jones Telerate Screen as of 11:00 am, London time, on the day that is two business days prior to the first day of the applicable interest period ("LIBOR") plus the LIBOR Margin per annum. Pursuant to the terms of the New Credit Agreement, the "ABR Margin" initially will be 3/4% and the "LIBOR Margin" initially will be 1 3/4%. Such margins will be subject to step-downs in certain circumstances and will increase by 1/4% over the margins then in effect on the fifth anniversary of the Closing Date.



     Loans under the Closing Date Term Loan Facility will amortize on an equal quarterly basis in annual amounts equal to (i) $25 million in the second year following the Closing Date, (ii) $45 million in the third year following the Closing Date, (iii) $65 million in the fourth year following the Closing Date,
(iv) $75 million in the fifth year following the Closing Date and (v) $80 million in the sixth, seventh and eighth years following the Closing Date. Loans under the Delayed Draw Term Loan Facility will amortize on an equal quarterly basis in annual amounts, which are ratably based on the annual payments of the Closing Date Term Loan Facility. The Revolving Facility will mature on the seventh anniversary of the Closing Date. In addition, the New Credit Agreement will provide for mandatory prepayments of the Credit Agreement Facilities with certain excess cash flow of the Company, net cash proceeds of certain asset sales or other dispositions by the Company and its subsidiaries, net cash proceeds of sale/leaseback transactions, net cash proceeds of certain issuances of debt obligations and net cash proceeds received by the Company in connection with loans to the ESOP. Mandatory prepayments will be applied pro rata across remaining scheduled maturities. Loans under the Credit Agreement Facilities will be voluntarily prepayable by the Borrower at any time without penalty. Voluntary prepayments will be applied against the most current scheduled maturities.



     The Credit Agreement Facilities will be guaranteed by the Company and each existing and subsequently acquired or organized United States subsidiary of the Company (other than, except for loans to its Canadian subsidiaries, the Borrower) and by each foreign subsidiary of the Borrower, subject to certain exceptions. The Credit Agreement Facilities and the Guarantees will be secured by a first priority pledge of all the capital stock of the Borrower and each subsidiary of the Borrower (or, in the case of any foreign subsidiary, 65% the capital stock of such subsidiary) and certain intercompany indebtedness.



     The Commitment Letter contains, and the New Credit Agreement will contain, certain conditions precedent to the Credit Agreement Facilities, including without limitation the following conditions: (i) consummation of the Recapitalization simultaneously with the Closing, (ii) receipt by the Company of at least $250,000,000 in gross cash proceeds in connection with the Offerings,
(iii) after giving effect to the Recapitalization, the Company and its subsidiaries having no obligations for borrowed money other than loans under the New Credit Agreement and industrial revenue bonds and other debt in an aggregate amount not to exceed $15,000,000, (iv) satisfaction of the conditions precedent under the Receivables Facility, (v) receipt by the Lenders of certain audited and pro forma consolidated financial statements for the Company and its subsidiaries for the fiscal years ended January 29, 1994 and January 30, 1993,
(vi) the Lenders' satisfaction (a) that the Company will have sufficient sources of funds to effect the Recapitalization and pay related fees and expenses, (b) with the Company's tax position, (c) with the amount and nature of the Company's and its subsidiaries' environmental and employee health and safety exposures,
(d) with the sufficiency of the amount available under the Revolving Facility to meet the ongoing working capital requirements of the Company and the Borrower following the Recapitalization and (e) with all material legal, tax and accounting matters relating to the Recapitalization, (vii) the Administrative Agent's reasonable satisfaction with the Company's cash management procedures,
(viii)
                                       65
receipt of all requisite governmental and third party approvals and (ix) absence of outstanding material litigation.



     The New Credit Agreement will contain various restrictive covenants typical for facilities and transactions of this type (with customary qualifications and exceptions), including limitations on indebtedness of the Company and its subsidiaries, limitations on dividends and on redemptions and repurchases of capital stock; limitations on prepayments, redemptions and repurchases of debt; limitations on liens and sale/leaseback transactions; limitations on loans and investments; limitations on capital expenditures; a prohibition on the Company's direct ownership of any subsidiary other than Group or certain unrestricted subsidiaries; limitations on mergers, acquisitions and asset sales; limitations on transactions with affiliates and stockholders; limitations on fundamental changes in business conducted; limitations on the amendment of debt and other material agreements and licenses. In addition to the foregoing, the New Credit Agreement will contain covenants requiring the Company and its subsidiaries to maintain a minimum EBITDA level, a minimum ratio of EBITDA to cash interest expense, a maximum ratio of indebtedness to EBITDA and a minimum ratio of current assets to current liabilities, in each case tested at the end of each fiscal quarter of the Company.


     The New Credit Agreement will contain various events of default typical for facilities and transactions of this type (with customary qualifications and exceptions), including nonpayment of principal or interest; violation of covenants; material breaches of representations and warranties; cross default and cross acceleration; bankruptcy; material undischarged judgments; certain ERISA events; invalidity of security documents; invalidity of subordination provisions; and Change in Control. "Change In Control" will be defined in the New Credit Agreement to require (a) a majority of the board of directors of the Company to be comprised of Continuing Directors (defined as any director of the Company who either (x) was a member of the board of directors on the Closing Date or (y) after the Closing Date became a member of the board of directors and whose election was approved by a vote of the Continuing Directors then on the board of directors of the Company), (b) that no person or group (other than WP Partners, Blackstone Partners and their designated affiliates) beneficially own, directly or indirectly, shares representing more than 25% of the aggregate ordinary voting power represented by the outstanding capital stock of the Company at any time that WP Partners, Blackstone Partners and their designated affiliates do not beneficially own, free and clear of liens and claims, shares representing at least 50% of the aggregate ordinary voting power represented by the outstanding capital stock of the Company, and (c) that the Company maintain direct ownership of the Borrower, free of liens and claims.

     In addition to the foregoing, the New Credit Agreement will contain other miscellaneous provisions, including provisions concerning (i) assignments by lenders, (ii) indemnification by the Borrower of each lender from and against any losses, claims or other expenses and (iii) payment by the Borrower of certain fees and expenses of the lenders and their respective advisors and consultants.


RECEIVABLES FACILITY


     In connection with establishing the Receivables Facility, Group will form and capitalize a wholly owned, bankruptcy-remote subsidiary (the "Receivables Company"). The Receivables Company will purchase, on a revolving basis, all trade receivables generated by certain subsidiaries of the Company (such subsidiaries, the "Sellers"). The Receivables Company will purchase such receivables from the Sellers pursuant to a receivables sale agreement (the "Receivables Sale Agreement"), at purchase prices equal to the face amount of such receivables less a discount factor to reflect collection risks, finance costs and similar matters. The Receivables Company will finance its initial purchase of receivables in part with the initial capital contribution received from Group and in part through the Receivables Purchase Agreement entered into with Chemical and, if Chemical elects, a syndicate of financial institutions (together with Chemical, the "Buyers"). Ongoing purchases of receivables by the Receivables Company will be financed in part from collections in respect of receivables, in part with new purchases made by the Buyers, in part through the issuance of subordinated promissory notes to the Sellers or Group, in part with additional capital contributions from Group and in part through offsets against certain repurchase obligations of the Sellers to the Receivables Company.



     The purchases by the Buyers of interests in the receivables under the Receivables Facility will be made with limited recourse and at an initial interest cost to the Receivables Company equal to, at the Receivables Company's election, LIBOR plus 5/8% per annum or ABR. The Buyers' interest in receivables of up to $150 million will be an undivided senior interest in all receivables owned by the Receivables Company. The Receivables Company will retain a subordinated interest in the receivables that will vary from time to time. If at any point in time the Sellers generate insufficient receivables, or the character of the receivables purchased by the Receivables Company do not satisfy customary eligibility criteria (such as no bankruptcy, no delinquency and no excessive concentration levels), the investment of the Buyers may be less than $150 million.



     The proceeds received by the Receivables Company from purchases by the Buyers pursuant to the Receivables Purchase Agreement will be dividended or distributed from time to time to Group to be used on the Closing Date in connection with financing the Recapitalization and thereafter for working capital purposes.



     The Receivables Sale Agreement will contain certain restrictions on the Sellers customary for facilities of this type, including but not limited to limitations on liens on the Sellers' receivables; limitations on modifications of the terms of the Sellers' receivables; limitations on changes from historical credit and collection practices; and limitations on changes in payment instructions. The Sellers will continue to service the receivables (including all billing and collection activities) and will receive a customary servicing fee from the Receivables Company for providing such services. Group will act as a master servicer, overseeing the servicing activities of the Sellers.



     The Receivables Purchase Agreement will contain certain restrictions customary for facilities of this type, but will restrict the Receivables Company only. In addition, the Board of Directors of the Receivables Company will include at least one independent director not affiliated with the Company.



     The Receivables Purchase Agreement also will contain certain conditions precedent customary for facilities of this type, including the satisfaction or waiver of all conditions precedent to the Credit Agreement Facilities; Chemical's satisfaction with the arrangements for the collection of receivables; Chemical's satisfaction with the original purchase of receivables by the Receivables Company and Chemical's receipt of an agreed-upon procedures letter of the Receivables Company's independent accountants.



     The commitments under the Receivables Facility will terminate on the earlier of (i) seven years following the date of the initial purchases by the Buyers thereunder and (ii) upon the occurrence of certain termination events, including but not limited to nonpayment of amounts when due; violation of covenants; bankruptcy; change in control of the Receivables Company; material judgments; and invalidity of the Receivables Purchase Agreement.



     The Company anticipates that the Receivables Purchase Facility will be replaced by a similar facility under which the Receivables Company will issue asset-backed commercial paper, medium-term notes or other securities. The interest rate on the Receivables Facility will increase to a rate equal to the then-applicable rate on the Credit Agreement Facilities 270 days after the date of the initial purchases by the Buyers thereunder.

                        DESCRIPTION OF THE CAPITAL STOCK


     The authorized capital stock of the Company consists of 150 million shares of Common Stock, par value $.01 per share, and 16 million shares of Preferred Stock, par value $.01 per share. Reference is made to the Restated Certificate of Incorporation and Bylaws which are included as exhibits to the Registration Statement of which this Prospectus forms a part (the "Restated Certificate of Incorporation" and "Bylaws", respectively) for a more complete description of the capital stock of the Company. See "Principal and Selling Stockholders and Certain Relationships--Stockholders Agreement" for a description of certain rights and restrictions relating to the capital stock of the Company.


COMMON STOCK

     Subject to the rights of holders of Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board. See "Dividends". Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, the holders of the majority of the shares of Common Stock represented at a meeting can select all the directors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distribution to the holders of the Common Stock.

     Upon full payment of the purchase price therefor, shares of Common Stock will not be liable to further calls or assessments by the Company. There are no preemptive rights for the Common Stock in the Restated Certificate of Incorporation.

     The Transfer Agent and Registrar for the Common Stock is
[                              ].

PREFERRED STOCK


     At April 30, 1994, the Company had outstanding approximately 6,514,000 shares of Merger Preferred Stock. All of the shares of Merger Preferred Stock will be redeemed in connection with the consummation of the Recapitalization.



     Pursuant to the Restated Certificate of Incorporation of the Company, the Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock will be outstanding following the consummation of the Recapitalization, and the Company has no present intention to issue such shares. The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, the Company will have outstanding 66,710,900 shares of Common Stock. Of these shares, the 25,000,000 shares sold in the Offerings (28,750,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without
                                       68
restriction or further registration under the Securities Act except for shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act (which may generally be sold only in compliance with Rule 144 or Rule 701 under the Securities Act or pursuant to a subsequent registration). Upon completion of the Offerings, 41,710,900 shares of Common Stock outstanding upon completion of the Offerings (assuming no exercise of the Underwriters' over-allotment options) will be deemed "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold without registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Of the 41,710,900 shares of "restricted" Common Stock referred to above, 2,189,691 shares are held by investors who may sell such shares after the completion of the Offerings without limitation under Rule 144. With respect to registration rights of certain investors, see "Principal and Selling Stockholders and Certain Relationships."



     In general, Rule 144 provides that, subject to its provisions and other applicable Federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, who has beneficially owned "restricted securities" for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume of the same class during the four calendar weeks preceding the sale. A person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding the sale and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.



     The holders of 41,710,900 shares of Common Stock have agreed that they will not offer, sell or otherwise dispose of any shares for a period of 180 days from the date of this Prospectus without the prior written consent of the representatives of the Underwriters. If such consent is given, the Company will make a public announcement thereof. See "Underwriting."


ANTI-TAKEOVER PROVISIONS

     The Restated Certificate of Incorporation and the Bylaws of the Company contain certain provisions that may delay, defer or prevent a change in control of the Company and make removal of management more difficult. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions also are intended to discourage certain tactics that may be used in proxy fights.

     Set forth below is a description of such provisions in the Restated Certificate of Incorporation and the Bylaws.

     Pursuant to the Restated Certificate of Incorporation, the Board will be divided into three classes serving staggered three-year terms. This provision may only by amended or repealed by vote of 80% or more of the outstanding voting stock. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. Vacancies on the Board and newly created directorships may be filled only by the remaining directors and not by the stockholders.

     The Restated Certificate of Incorporation provides that the number of directors will be fixed by, or in the manner provided in, the Bylaws. The Bylaws provide that the whole Board will consist of such number of members as fixed from time to time by the Board. Accordingly, the Board, and not the stockholders, has the authority to determine the number of directors and (to the extent such action is consistent with its fiduciary duties) could delay any stockholder from obtaining majority representation on the Board by enlarging the Board and filling the new vacancies with its own nominees until the next stockholder election.

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice as to any such stockholder nomination or other proposal must be received by the Company with respect to annual meetings not less than 90 nor more than 120 days prior to the anniversary of the immediately preceding annual meeting and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     Subject to the terms of any Preferred Stock, any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders and may not be taken by written consent without a meeting. Special meetings of the stockholders may be called only by the Chairman or one of the Co-Chairmen of the Board or a majority of the entire Board, and the business transacted at any special meeting will be confined to the matters specified in the notice of meeting.

     The foregoing provisions, together with the ability of the Board to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of the Company's Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of Delaware General Corporate Law ("DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of
Section 203 will apply to the Company upon the consummation of the Offerings and may have the effect of delaying, deferring or preventing a change of control of the Company. Blackstone Partners and WP Partners will be interested stockholders following consummation of the Offerings;

however, Section 203 will not apply to them because Holdings II has held in excess of 15% of the Company's outstanding voting stock for more than three years and because the Board of Directors of the Company has approved the acquisition by Blackstone Partners and WP Partners of a direct ownership interest in the Company in connection with the Recapitalization.

DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Restated Certificate of Incorporation contains a provision which eliminates the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the DGCL. Under the DGCL, the Company may not eliminate directors' liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. This provision also has no effect on the ability of stockholders to seek equitable relief, such as an injunction, that may be available to redress a breach of fiduciary duty, even though such stockholders could not seek monetary damages from the directors for such breach. The Bylaws contain provisions requiring, subject to certain procedures, the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary, and provide for the mandatory advancement of litigation expenses incurred in defense of a claim upon the receipt by the Company of any undertaking required by law. The Board of Directors of the Company is further authorized, in its discretion, to provide such rights to employees and agents of the Company. In addition, the Company may enter into indemnification agreements with its directors and executive officers that generally provide for similar rights to indemnification and advancement of expenses. Management believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wasserstein Perella Securities, Inc. and The Nikko Securities Co. International, Inc., are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:



                                                                                 NUMBER OF
                                                                                 SHARES OF
                                                                                   COMMON
                                 UNDERWRITER                                       STOCK
- -----------------------------------------------------------------------------  --------------
Goldman, Sachs & Co..........................................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................................................
Wasserstein Perella Securities, Inc..........................................
The Nikko Securities Co.
  International, Inc.........................................................
                                                                               --------------
             Total...........................................................      20,000,000
                                                                               --------------
                                                                               --------------


     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $       per share. The U.S. Underwriters may allow,
and such dealers may reallow, a concession not in excess of $       per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 5,000,000 shares of Common Stock in an international offering outside the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International Limited, Wasserstein Perella Securities, Inc. and Nikko Europe Plc.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (i) any individual who is a resident of the United States or
(ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.


     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any share so sold shall be the initial public offering price, less an amount not greater than the selling concession.


     The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 3,000,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their overallotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 20,000,000 shares of Common Stock offered. The Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 750,000 additional shares of Common Stock.



     The Company and the Selling Stockholders have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 calendar days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock, without the prior written consent of the representatives, except for the shares of Common Stock offered in common with the concurrent U.S. and International Offerings. The Company has informed the representatives of the Underwriters that, if such consent is given, the Company will make a public announcement thereof.



     The provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the offering because Wasserstein Perella Securities, Inc. may be deemed to be an affiliate of the Company for purposes of Schedule E. In addition, The Nikko Securities Co. International, Inc. ("Nikko"), may be deemed to be an affiliate of the Company for purposes of Schedule E because affiliates of Nikko have limited partnership interests in an affiliate of Blackstone Partners, which presently owns or has the power to vote 45.0% of the Common Stock. See "Principal and Selling Stockholders and Certain Relationships". Accordingly, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter"
                                       73
meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the U.S. Underwriters have informed the Company that the U.S. Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was negotiated among the Company, the Partners and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.


     The Common Stock has been approved for listing on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.


     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


     Certain affiliates of Wasserstein Perella Securities, Inc. will be entitled to designate three members of the Board of Directors of the Company pursuant to the Stockholders Agreement. Messrs. Wasserstein, Weisenburger and Ziebold are currently serving as directors of the Company. See "Management" and "Principal and Selling Stockholders and Certain Relationships".



     From time to time, Goldman, Sachs & Co. has provided financial advisory services to Blackstone Partners with respect to matters unrelated to the Company, for which Goldman, Sachs & Co. has received customary fees in the ordinary course of business. From time to time, each of Merrill Lynch & Co. and Wasserstein Perella Securities, Inc. has provided financial advisory services to certain affiliates of the Partners, with respect to matters unrelated to the Company, for which each has received customary fees in the ordinary course of business.



     In addition, in 1992 Merrill Lynch & Co. and Wasserstein Perella & Co., Inc., an affiliate of Wasserstein Perella Securities, Inc., each provided financial advisory services relating to the solicitation by Group of consents from the holders of Group's 11 7/8% Senior Subordinated Debentures due 2001, for which each received fees of approximately $300,000. In 1991, Wasserstein Perella Securities, Inc. received fees of approximately $400,000 in connection with repurchases by the Company on the open market of certain securities of the Company. For further information with respect to financial advisory and other services provided and the fees received by and the ownership interests of certain affiliates of Wasserstein Perella Securities, Inc., see "Principal and Selling Stockholders and Certain Relationships".

                                 LEGAL OPINIONS

     The validity of the Common Stock will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for the Underwriters by Jones, Day, Reavis & Pogue, New York, New York. From time to time, Jones, Day, Reavis & Pogue provides legal services to the Company and other entities in which the Partners have an interest.

                                    EXPERTS

     The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES:


     As of April 30, 1994 (unaudited), January 29, 1994, and January 30, 1993, and for the thirteen weeks ended April 30, 1994 (unaudited) and May 1, 1993 (unaudited) and for the fiscal years ended January 29, 1994, January 30, 1993, and January 25, 1992:


Report of Independent Public Accountants.........................................................        F-2
Consolidated Statements of Operations............................................................        F-3
Consolidated Balance Sheets......................................................................        F-4
Consolidated Statements of Other Paid-in Capital.................................................        F-5
Consolidated Statements of Accumulated Deficit...................................................        F-5
Consolidated Statements of Cash Flows............................................................        F-6
Notes to Consolidated Financial Statements.......................................................        F-7

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                        PAGE
                                                     -----------
Available Information..............................           3
Incorporation of Certain Documents
  by Reference.....................................           3
Prospectus Summary.................................           4
Risk Factors.......................................          11
Dividends..........................................          15
Dilution...........................................          15
Use of Proceeds and Consolidation..................          16
Capitalization.....................................          17
Selected Financial Data............................          18
Unaudited Pro Forma Consolidated Financial Data....          19
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........................          25
Business...........................................          37
Management.........................................          54
Principal and Selling Stockholders and Certain
Relationships......................................          62
New Credit Facilities..............................          64
Description of the Capital Stock...................          68
Underwriting.......................................          72
Legal Opinions.....................................          74
Experts............................................          74
Index to Financial Statements......................         F-1


                            ------------------------

     UNTIL                , 1994 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               25,000,000 SHARES

                                COLLINS & AIKMAN
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------
                                 ["C&A" LOGO]
                            ------------------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                              WASSERSTEIN PERELLA
                                SECURITIES, INC.
                            THE NIKKO SECURITIES CO.
                              INTERNATIONAL, INC.



                      REPRESENTATIVES OF THE UNDERWRITERS


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]
                   SUBJECT TO COMPLETION, DATED JUNE 2, 1994


["C&A" LOGO]                   25,000,000 SHARES
                          COLLINS & AIKMAN CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------


     Of the 25,000,000 shares of Common Stock offered, 5,000,000 shares are being offered hereby in an international offering outside the United States and 20,000,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".



     Of the 25,000,000 shares of Common Stock offered, 20,000,000 shares are being sold by the Company and 5,000,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. Blackstone Capital Partners L.P. and Wasserstein Perella Partners, L.P. will together own or have the right to vote approximately 59.3% of the outstanding Common Stock (53.7% assuming the over-allotment options are exercised in full) after completion of the Offerings and will be in a position to control the Company. See "Principal and Selling Stockholders and Certain Relationships".



     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share of Common Stock will be between $14 and $17. For factors to be considered in determining the initial public offering price, as well as a discussion of the requirement that the initial public offering price be recommended by a qualified independent underwriter, see "Underwriting".



     SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.



     The Common Stock will be listed on the New York Stock Exchange under the symbol "CKC".

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                         CRIMINAL OFFENSE.
                             ---------------------


                              INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO      PROCEEDS TO SELLING
                              OFFERING PRICE   DISCOUNT(1)     COMPANY(2)         STOCKHOLDERS
                              --------------  -------------  --------------  -----------------------
Per Share...................        $               $              $                    $
Total(3)....................  $               $              $                     $


- ---------------


(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".


(2) Before deducting estimated expenses of $             payable by the Company.


(3) The Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 750,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 3,000,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Stockholders will be
    $             , $             and $             , respectively. See
    "Underwriting".

                             ---------------------

     The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about               , 1994.

GOLDMAN SACHS INTERNATIONAL

                       MERRILL LYNCH INTERNATIONAL LIMITED

                                         WASSERSTEIN PERELLA SECURITIES, INC.

                                                                NIKKO EUROPE PLC

                             ---------------------

              The date of this Prospectus is               , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, Merrill Lynch International Limited, Wasserstein Perella Securities, Inc. and The Nikko Europe, Co. Plc are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:



                                                                                  NUMBER OF
                                                                                  SHARES OF
                                                                                    COMMON
                                  UNDERWRITER                                       STOCK
- -------------------------------------------------------------------------------  ------------
Goldman Sachs International....................................................
Merrill Lynch International Limited............................................
Wasserstein Perella Securities, Inc............................................
Nikko Europe Plc...............................................................
                                                                                 ------------
               Total...........................................................     5,000,000
                                                                                 ------------
                                                                                 ------------


     Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $             per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $             per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 20,000,000 shares of Common Stock in a U.S. offering in the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the International Offering made hereby is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wasserstein Perella Securities, Inc. and The Nikko Securities Co. International, Inc.



     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the International Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. The term U.S. person shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation,
                                       74

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS] partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the U.S. Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the U.S. Offering, and subject to certain exceptions, it will only offer, sell or deliver shares of Common Stock, directly or indirectly, in the United States and to U.S. persons.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


     The Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,000,000 shares of Common Stock offered. The Selling Stockholders have granted the U.S. Underwriters a similar option to purchase up to an aggregate of 3,000,000 additional shares of Common Stock.



     The Company and the Selling Stockholders have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 calendar days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings. The Company has informed the representatives of the Underwriters that, if such consent is given, the Company will make a public announcement thereof.



     Each International Underwriter has also agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and
(c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.


     Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.


     The provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the offering because Wasserstein Perella Securities, Inc. may be deemed to be an affiliate of the Company for purposes of Schedule E. In addition, Nikko Europe Plc ("Nikko") could be deemed to be an affiliate of the Company for purposes of Schedule E because affiliates of Nikko have limited partnership interests in an affiliate of Blackstone Partners, which presently owns or has the power to vote 45.0% of the Common Stock. See "Principal and Selling Stockholders and Certain Relationships". Accordingly, the initial public offering price can be no higher than that
                                       75

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS] recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule
E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the U.S. Underwriters have informed the Company that the U.S. Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was negotiated among the Company, the Partners and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Application has been made to list the Common Stock on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


     Certain affiliates of Wasserstein Perella Securities, Inc. will be entitled to designate three members of the Board of Directors of the Company pursuant to the Stockholders Agreement. Messrs. Wasserstein, Weisenburger and Ziebold are currently serving as directors of the Company. See "Management" and "Principal and Selling Stockholders and Certain Relationships."



     From time to time, Goldman, Sachs & Co. has provided financial advisory services to Blackstone Partners with respect to matters unrelated to the Company, for which Goldman, Sachs & Co. has received customary fees in the ordinary course of business. From time to time, each of Merrill Lynch & Co. and Wasserstein Perella Securities, Inc. has provided financial advisory services to certain affiliates of the Partners, with respect to matters unrelated to the Company, for which each has received customary fees in the ordinary course of business.



     In addition, in 1992 Merrill Lynch & Co. and WP & Co. each provided financial advisory services relating to the solicitation by Group of consents from the holders of Group's 11 7/8% Senior Subordinated Debentures due 2001, for which each received fees of $300,000. In 1991, Wasserstein Perella Securities, Inc. received fees of approximately $400,000 in connection with repurchases by the Company on the open market of certain securities of the Company. For further information with respect to financial advisory and other services provided and the fees received by and the ownership interests of certain affiliates of Wasserstein Perella Securities, Inc., see "Principal and Selling Stockholders and Certain Relationships".



                                 LEGAL OPINIONS



     The validity of the Common Stock will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for the Underwriters by Jones, Day, Reavis & Pogue, New York, New York. From time to time, Jones, Day, Reavis & Pogue provides legal services to the Company and other entities in which the Partners have an interest.



                                    EXPERTS



     The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

                [ALTERNATIVE WRAP FOR INTERNATIONAL PROSPECTUS]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                        PAGE
                                                     -----------
Available Information..............................           2
Incorporation of Certain Documents
  by Reference.....................................           2
Prospectus Summary.................................           3
Risk Factors.......................................          10
Dividends..........................................          13
Dilution...........................................          14
Use of Proceeds and Consolidation..................          15
Capitalization.....................................          16
Selected Financial Data............................          17
Unaudited Pro Forma Consolidated Financial Data....          18
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........................          23
Business...........................................          32
Management.........................................          50
Principal and Selling Stockholders and Certain
Relationships......................................          58
New Credit Facilities..............................          59
Description of the Capital Stock...................          63
Certain United States Tax Consequences to
Non-United States Holders..........................          67
Underwriting.......................................          69
Legal Opinions.....................................          71
Experts............................................          71
Index to Financial Statements......................         F-1


                            ------------------------

     UNTIL                , 1994 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               25,000,000 SHARES

                                COLLINS & AIKMAN
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------
                                  ["C&A" LOGO]
                            ------------------------

                          GOLDMAN SACHS INTERNATIONAL
                      MERRILL LYNCH INTERNATIONAL LIMITED
                      WASSERSTEIN PERELLA SECURITIES, INC.
                                NIKKO EUROPE PLC
                      REPRESENTATIVES OF THE UNDERWRITERS


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses of the Company in connection with the issuance and distribution of the securities being registered, other than underwriting compensation and subject to further contingencies:


SEC Registration Fee........................................................  $    176,466.75
NASD Filing Fee.............................................................        30,500.00
NYSE Listing Fee............................................................       319,100.00
Legal Fees and Expenses.....................................................       350,000.00
Transfer Agent and Registrar Fee............................................         *
Blue Sky Fees and Expenses..................................................        10,000.00
Accounting Fees and Expenses................................................       250,000.00
Printing and Engraving Expenses.............................................       250,000.00
Miscellaneous...............................................................         *
                                                                              ---------------
  Total.....................................................................  $      *
                                                                              ---------------
                                                                              ---------------


- ---------------

* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware (the "DGCL") authorizes the Company to indemnify each director and officer of the Company against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company or is or was serving as a director, officer, employee or agent of another corporation or organization at the request of the Company, provided that he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, provided he had no reasonable cause to believed that his conduct was unlawful. The determination whether a director or officer has met the applicable standard of conduct may be made by (1) the Board of Directors by vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel, in a written opinion, or (3) by the stockholders. Indemnification is mandatory in any instance in which the director or officer is successful on the merits or otherwise in the defense of any proceeding or any claim, issue or matter thereof. If the legal proceeding, however, is by or in the right of the Company, Section 145 provides that the director or officer may not be indemnified in respect to any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise. Section 145 also authorizes the payment of expenses incurred in defense of any proceeding in advance of its final disposition upon the receipt by the Company of an undertaking of the director or officer to repay the amounts so advanced if it is ultimately determined that he is not entitled to indemnity. It further provides that the power to indemnify includes the power to indemnify persons who served as directors and officers of Holdings II prior to its merger into the Company, as well as persons who cease to be directors or officers of the Company.

     Article Seventh of the Restated Certificate, provides that, to the fullest extent permitted by the DGCL, as now or hereafter in effect, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as a director. However, under Section 102(b)(7) of the DGCL, a director cannot be absolved from liability (1) for any breach of his duty of loyalty to the Company or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.


     Article VIII of the Company's By-Laws, a copy of which is filed as Exhibit 4.2, provides that any person made a party to, threatened to be made a party to, or otherwise involved in, any action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company or is or was a director, officer, employee or agent of any corporation for which he served as such at the request of the Company (including service with respect to employee benefit plans), shall be indemnified by the Company to the fullest extent authorized by the DGCL against all expenses, including attorneys' fees, reasonably incurred by him in connection therewith except for expenses incurred in connection with certain proceedings (or parts thereof) initiated by the indemnitee. Such right of indemnification includes the right to be paid, in advance, all expenses incurred in connection with the defense of a proceeding (upon receipt of any required undertaking) and grants to an indemnitee the right to bring suit to enforce the rights to indemnification and to the advancement of expenses provided in Article VIII. The rights to indemnification and to the advancement of expenses provided therein shall not be deemed exclusive of any other rights to which such director or officer may be entitled apart from the indemnification provisions of said Article VIII of the Company's By-Laws. Additionally, the Company intends to maintain directors and officers liability insurance that insures the directors and officers of the Company against any expense, liability or loss to the extent such insurance is available at prices the Company determines are reasonable.


ITEM 16. EXHIBITS.

     (a) Exhibits. See Exhibit Index on page E-1.

     (b) Financial Statement Schedules. See Index to Financial Statement Schedules on page S-1.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 2nd day of June 1994.


                                          COLLINS & AIKMAN
                                          HOLDINGS CORPORATION

                                          By:    /s/ DAVID A. STOCKMAN
                                              ..................................
                                              David A. Stockman
                                            Co-Chairman of the
                                            Board of Directors

                                          By:   /s/ BRUCE WASSERSTEIN
                                              ..................................
                                              Bruce Wasserstein
                                            Co-Chairman of the Board
                                            of Directors


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     NAME                                           TITLE                             DATE
- ----------------------------------------------  ----------------------------------------------  -----------------
                      *                         Co-Chairman of the Board of Directors                June 2, 1994
..............................................
              David A. Stockman
                      *                         Co-Chairman of the Board of Directors                June 2, 1994
..............................................
              Bruce Wasserstein
                      *                         President and Director                               June 2, 1994
..............................................    (Principal Executive Officer)
            Stephen A. Schwarzman
                      *                         Principal Financial and Accounting Officer           June 2, 1994
..............................................
             David J. McKittrick
         /s/ RANDALL J. WEISENBURGER            Vice Chairman and Director                           June 2, 1994
..............................................
           Randall J. Weisenburger
                      *                         Director                                             June 2, 1994
..............................................
                James R. Birle
                      *                         Director                                             June 2, 1994
..............................................
           W. Townsend Ziebold, Jr.

       *By: /s/ RANDALL J. WEISENBURGER
..............................................
           Randall J. Weisenburger
               Attorney-in-Fact

                                 EXHIBIT INDEX

     Please note that in the following description of exhibits, the title of any document entered into, or filing made, prior to July 15, 1992 reflects the name of the entity a party thereto or filing, as the case may be, at such time. Accordingly, documents and filings described below may refer to WCI Holdings II Corporation, WCI Holdings Corporation or Wickes Companies, Inc., if such documents and filings were made prior to July 15, 1992.


 EXHIBIT                                                                                               SEQUENTIAL PAGE
 NUMBER                                           DESCRIPTION                                              NUMBER
- ---------  ------------------------------------------------------------------------------------------  ---------------
    +1.1   Form of Underwriting Agreement (U.S. Version).
    +1.2   Form of Underwriting Agreement (International Version).
     4.1   Certificate of Incorporation of the Company, as amended, is hereby incorporated by reference to Exhibit 4.1 to Collins & Aikman Holdings Corporation's Registration
             Statement on Form S-8 (Registration No. 33-53321) filed April 28, 1994.
     4.2   By-laws of the Company is hereby incorporated by reference to Exhibit 3.1 to Collins &
             Aikman Holdings Corporation's Report on Form 10-Q for the fiscal quarter ended April 30,
             1994.
    *4.3   Specimen Stock Certificate for the Common Stock.
     4.4   Indenture dated as of May 1, 1985, pursuant to which 11 3/8% Usable Subordinated
             Debentures due 1997 of Collins & Aikman Group, Inc. (formerly named Wickes Companies,
             Inc.) were issued is hereby incorporated by reference to Exhibit 4(f) of Wickes
             Companies, Inc.'s Current Report on Form 8-K dated May 21, 1985 (SEC File No. 1-6761).
    *4.5   Form of New Credit Agreement to be entered into by Collins & Aikman Group, Inc. and a syndicate of banks and other financial institutions for whom Chemical Bank will act as agent.
    *5.    Opinion of Cravath, Swaine & Moore as to the legality of the shares being issued.
    10.1   Employment Agreements dated as of June 16, 1989 between Wickes Companies, Inc. and certain executive officers are hereby incorporated by reference to Exhibit 10.1 of Wickes
             Companies, Inc. Form 10-K for the fiscal year ended January 27, 1990.
    10.2   First Amendment to Employment Agreements dated as of March 20, 1990 between Wickes
             Companies, Inc. and certain executive officers is hereby incorporated by reference to
             Exhibit 10.2 of Wickes Companies, Inc.'s Form 10-K for the fiscal year ended January 27,
             1990.
    10.3   Employment Agreement dated as of July 18, 1990 between Wickes Companies, Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.3 of Wickes
             Companies, Inc. Form 10-K for the fiscal year ended January 26, 1991.
    10.4   Agreement dated as of March 23, 1992 between Collins & Aikman Group, Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.6 of Collins & Aikman Holdings
             Corporation's Report on Form 10-K for the fiscal year ended January 30, 1993.
    10.5   First Amendment to Agreement, dated as of April 4, 1994 between Collins & Aikman Group,
             Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.14 of
             Collins & Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended
             January 29, 1994.
    10.6   Letter Agreement dated as of May 16, 1991 and Employment Agreement dated as of July 22,
             1992 between Collins & Aikman Corporation and an executive officer are hereby incorporated by reference to Exhibit 10.7 of Collins & Aikman Holdings Corporation's
             report on Form 10-K for the fiscal year ended January 30, 1993.

 EXHIBIT                                                                                               SEQUENTIAL PAGE
 NUMBER                                           DESCRIPTION                                              NUMBER
- ---------  ------------------------------------------------------------------------------------------  ---------------
    10.7   First Amendment to Employment Agreement dated as of February 24, 1994 between Collins &
             Aikman Corporation and an executive officer.
    10.8   Employment Agreement dated as of May 1, 1991 between Kayser-Roth Corporation and an executive officer is hereby incorporated by reference to Exhibit 10.8 of Collins &
             Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended January 30,
             1993.
    10.9   First Amendment to Employment Agreement dated as of May 1, 1991 between Kayser-Roth
             Corporation and an executive officer is hereby incorporated by reference to Exhibit 10.9 of Collins & Aikman Holdings Corporation's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993.
    10.10  Letter Agreement dated as of August 12, 1992 between Collins & Aikman Group, Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.9 of Collins &
             Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended January 30,
             1993.
    10.11  Agreement dated as of February 25, 1993 and First Amendment dated as of March 29, 1993 between Collins & Aikman Group, Inc. and a former executive officer are hereby incorporated by reference to Exhibit 10.10 of Collins & Aikman Holdings Corporation's
             Report on Form 10-K for the fiscal year ended January 30, 1993.
    10.12  1993 Employee Stock Option Plan.
    10.13  1994 Employee Stock Option Plan.
    10.14  Letter Agreements dated as of May 16, 1991 between Collins & Aikman Corporation and certain executive officers.
    10.15  Employment Agreement dated as of February 1, 1992 between Collins & Aikman Corporation and an executive officer.
    10.16  Employment Agreement dated as of April 27, 1992 between Collins & Aikman Corporation and an executive officer.
    10.17  Employment Agreement dated as of March 1, 1993 between Imperial Wallcoverings, Inc. and an executive officer.
    10.18  Employment Agreement dated as of October 1, 1993 between Collins & Aikman Corporation and an executive officer.
    10.19  Warrant Agreement dated as of January 8, 1994 by and between Collins & Aikman Group, Inc.
             and Legwear Acquisition corporation is hereby incorporated by reference to Exhibit 10.20 of Collins & Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended
             January 29, 1994.
    10.20  Acquisition Agreement dated as of November 22, 1993 as amended and restated as of January
             28, 1994, among Collins & Aikman Group, Inc., Kayser-Roth Corporation and Legwear
             Acquisition Corporation is hereby incorporated by reference to Exhibit 2.1 of Collins &
             Aikman Holdings Corporation's Current Report on Form 8-K dated February 10, 1994.
   *10.    Stockholders Agreement
   +11.    Computation of Earnings Per Share.
    21.    Subsidiaries.
   *23.1   Consent of Cravath, Swaine & Moore is contained in Exhibit 5.
   +23.2   Consent of Arthur Andersen & Co.
    24.    Power of attorney (contained in the signature section of this Registration Statement).


- ---------------


+ Filed herewith.


* To be filed by amendment.

                                      E-2